PROSPECTUS	Filed pursuant to rule 424(b)(3) File No. 333-146521
4,869,643 SHARES OF COMMON STOCK
This prospectus relates to the registration for resale of up to 4,869,643 shares of our common stock.
The 4,869,643 shares of common stock relate to (i) 3,472,376 shares of common stock issued in a February 2006 private placement; and (ii) 1,397,267 shares of common stock issuable upon exercise of warrants.
The 1,397,267 shares of common stock relate to warrants that were issued in connection with the February 2006 private placement. The warrants were initially exercisable to purchase 698,637 shares of common stock at an exercise price of $9.24 per share. In accordance with their terms, in September 2006, the warrants became exercisable for an additional 349,315 shares of common stock, and in January 2007 the warrants became exercisable for an additional 349,315 shares of common stock, as a result of our failure to file all of our delinquent periodic reports with the Securities and Exchange Commission, or SEC, by the specified dates. The warrants are exercisable at any time for shares of our common stock at an initial exercise price of $9.24 per share. The warrants expire on, or before, February 10, 2011.
This prospectus will be used by selling stockholders to resell their common stock. We will not receive any proceeds from this offering, though we may receive proceeds from any cash exercise of warrants by the selling stockholders. The selling stockholders named in this prospectus may offer their securities for sale from time to time. The registration of these securities does not necessarily mean that the selling stockholders will offer or sell all or any of these securities. We will incur the expenses in connection with the registration of these shares. The selling stockholders from time to time may offer and resell the shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and the applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in a prospectus supplement that will accompany this prospectus. A prospectus supplement may also add, update or change information contained in this prospectus.
Currently, our common stock is quoted on the Pink Sheets LLC electronic trading market under the symbol “VXGN.PK.” On February 4, 2008, the last quoted sale price of our common stock was $0.64 per share.
Investing in the common stock, and the common stock which warrants are exercisable for, involves risks. See “Risk Factors” beginning on page 4 for a discussion of those risks.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is February 4, 2008

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus or incorporated by reference and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes incorporated by reference in this prospectus and the information set forth under the heading “Risk Factors”.
VaxGen, Inc.
The Company
We are a biopharmaceutical company focused on the development, manufacture and commercialization of biologic products for the prevention and treatment of human infectious disease. VaxGen was incorporated on November 27, 1995. Since 2002, VaxGen has been developing vaccines against inhalation anthrax and smallpox for the purpose of biodefense. In December 2006, the Department of Health and Human Services, or HHS, terminated for default its contract with us related to the development and delivery of a next-generation anthrax vaccine. Following the HHS decision, we ceased actively developing the anthrax vaccine, scaled back our biodefense development activities and began actively pursuing strategic and other alternatives.
On November 12, 2007, the boards of directors of VaxGen, and Raven biotechnologies, inc., or Raven, approved a merger combining VaxGen and Raven and two wholly-owned subsidiaries of VaxGen, TLW Merger Sub, Inc., or Merger Sub I, and TLW, LLC, or Merger Sub II, subject to requisite stockholder approval of the merger, and upon the terms and subject to the conditions set forth in the merger agreement entered into by the companies. Under the terms of the merger agreement, as amended on December 20, 2007, VaxGen will issue, and holders of Raven Series D Preferred Stock will receive shares of common stock of VaxGen, such that following the consummation of the transactions contemplated by the merger agreement, current stockholders of VaxGen are expected to own approximately 50.9% of the combined company and current Raven Series D preferred stockholders are expected to own approximately 49.1% of the combined company. In the merger, each share of Raven Series D preferred stock issued and outstanding immediately prior to Merger I will be canceled, extinguished and automatically converted into the right to receive 0.171284 shares of VaxGen common stock subject to adjustments as more fully set forth in the Merger Agreement. In addition, warrants to purchase shares of Raven’s Series D preferred stock outstanding as of Merger I will be assumed by VaxGen and will become exercisable for approximately 321,000 shares of VaxGen common stock, with the number of shares purchasable and the exercise price adjusted proportionately in accordance with the 0.171284 exchange ratio. All other shares of Raven capital stock and options and warrants to purchase capital stock will be cancelled without consideration and extinguished. Raven’s financial statements as of and for the nine months ended September 30, 2007 are included as Annex A, Raven Consolidated Balance Sheets as of December 31, 2006 and 2005 and Consolidated Statements of Operations, Stockholders’ Equity and Comprehensive Income (Loss), and Cash Flows for the years ended December 31, 2006, 2005 and 2004 are included as Annex B, and unaudited pro forma condensed combined financial statements giving effect to the proposed merger between VaxGen and Raven are included as Annex C.
In April 2007, we entered into a settlement agreement with HHS. In accordance with the agreement, the parties terminated the remaining cost-plus contract related to the development and delivery of a next-generation anthrax vaccine through a separate contract modification. As part of the settlement agreement, the National Institute of Allergy and Infectious Diseases, or NIAID paid us $11.0 million. The settlement agreement also released both parties of all liabilities associated with certain contracts we had entered into relating to the development and production of an anthrax vaccine, including the November 2004 contract to supply our recombinant anthrax vaccine to the U.S. government Strategic National Stockpile for civilian defense, or SNS Contract. As part of the settlement agreement, the parties converted the termination of the SNS Contract to a termination for convenience and terminated the September 2003 Anthrax Contract under a bilateral contract modification for the convenience of the government on a no-cost basis, effective April 3, 2007.
In collaboration with the Chemo-Sero-Therapeutic Research Institute of Japan, or Kaketsuken, we have been developing LC16m8, an attenuated smallpox vaccine candidate. In June 2007, VaxGen and Kaketsuken terminated by mutual consent our agreement to co-develop LC16m8 for use in the United States and elsewhere. Under the terms of the termination agreement, we transferred to Kaketsuken or its designee all reports, data and materials and all intellectual property rights that relate to conducting non-clinical and clinical development of LC16m8 in the U.S. In return, Kaketsuken has released us from ongoing development obligations.
As a result of the HHS and Kakesuken contract terminations, we do not currently have any products in development.
Recent Financial and Accounting Developments
From March 2004 until October 3, 2007, we had been unable to file on a timely basis all required financial statements with the SEC. Certain information contained in our previously filed Annual Reports on Form 10-K for the years ended December 31, 2003, 2002 and 2001, including our financial statements contained therein, was not accurate and has been superseded by our Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2003, or Amendment No. 1, which we filed the SEC on September 26, 2006. We believe there has been no misconduct associated with our failure to file financial statements in a timely manner. We believe that the actions of our management and directors in this regard have been dictated solely by our desire to file financial statements in accordance with generally accepted accounting principles in the United States of America, or GAAP.
On August 6, 2004, we announced that we had received notification from the Nasdaq Listing Qualifications Panel, or Nasdaq Panel, that our stock would discontinue trading on the Nasdaq National Market, now the Nasdaq Global Market, or Nasdaq, effective August 9, 2004. This action followed our appeal to Nasdaq for a listing extension after not meeting the stated time requirements to file Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2004. The Nasdaq Panel’s decision to delist our stock was based on our filing delinquency and our determination that previously filed financial statements for the years ended December 31, 2003, 2002 and 2001 should not be relied upon.
We filed Amendment No. 1 primarily to restate our consolidated balance sheets at December 31, 2003 and 2002 and the results of operations and of cash flows for each of the three years in the period ended December 31, 2003. We filed our Quarterly Reports on Form 10-Q for the first three quarters of the year ended December 31, 2004 and our Annual Report on Form 10-K for the year ended December 31, 2004 with the SEC on February 7, 2007. We filed our Quarterly Reports on Form 10-Q for the first three quarters of the year ended December 31, 2005 and our Annual Report on Form 10-K for the year ended December 31, 2005 with the SEC on May 31, 2007. We filed our Quarterly Reports on Form 10-Q for the first three quarters of the year ended December 31, 2006 and our Annual Report on Form 10-K for the year ended December 31, 2006 with the SEC on August 29, 2007. We filed our Quarterly Report on Form 10-Q for the first quarter of the year ending December 31, 2007 with the SEC on September 20, 2007 and filed our Form 10-Q for the second quarter of the year ending December 31, 2007 with the SEC on October 4, 2007. We filed our Quarterly Report for the third quarter of the year ending December 31, 2007 with the SEC on November 8, 2007. With the recent filings of these reports we are currently up to date with our SEC filings, and intend to apply for relisting on Nasdaq or listing on another exchange.
Our common stock is currently quoted over the counter, or OTC, on the Pink Sheets under the symbol VXGN.PK. We cannot give any assurance that we will be able to file a relisting application or an application for listing in a timely manner, or that Nasdaq or any other exchange will approve our listing application in a timely manner, if at all, when filed. To be eligible for relisting we must meet Nasdaq or another exchange’s initial listing criteria, and we believe we will need to be in compliance with Section 13 of the Exchange Act of 1934, or Exchange Act. We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, or SOX, and may not be able to satisfy the requirements thereof.
Corporate Information
We were incorporated in Delaware in November 1995. Our principal executive offices are located at 349 Oyster Point Boulevard, South San Francisco, California 94080, and our telephone number is (650) 624-1000. Our website is http://www.vaxgen.com. The information on, or accessible through, our web site is not part of this prospectus. Unless the context requires otherwise, references in this prospectus to “VaxGen,” “we,” “us” and “our” refer to VaxGen, Inc. and its wholly owned subsidiaries on a consolidated basis.

THE OFFERING

Issuer	VaxGen, Inc.

Securities Offered by Selling Stockholders	Pursuant to this prospectus, selling stockholders are offering for resale up to 4,869,643 shares of common stock.

Use of Proceeds	We will not receive any proceeds from sales of the shares of common stock sold from time to time under this prospectus by the selling stockholders. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants, which will be used for general corporate purposes.

Trading	Our common stock is currently traded on the over the counter market under the symbol “VXGN.PK” on the Pink Sheets.

Risk Factors	An investment in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 for a discussion of certain factors that you should consider when evaluating an investment in our common stock.
We are registering the shares of common stock under this prospectus pursuant to registration rights we granted to the selling stockholders. See “DESCRIPTION OF CAPITAL STOCK — Registration Rights.”
ABOUT THIS PROSPECTUS
This prospectus is part of a “shelf” registration statement that we have filed with the SEC. By using a shelf registration statement, the selling stockholders may sell, from time to time, the 4,869,643 shares of common stock.
For further information about our business and the securities offered by this prospectus, you should refer to the information incorporated by reference, the registration statement of which this prospectus is a part and its exhibits. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities offered by the selling stockholders, you should review the full text of these documents. The registration statement and information incorporated by reference can be obtained from the SEC as indicated under the heading “Where You Can Find Additional Information.”
This prospectus provides you with a general description of the securities the selling stockholders may offer. We may provide a prospectus supplement that will contain specific information about the terms of a particular offering by any selling stockholders. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the information in the applicable prospectus supplement. You should read both this prospectus and any applicable prospectus supplement, together with additional information described under the heading "Where You Can Find Additional Information.”
You should rely only on the information incorporated by reference or provided in this prospectus and any prospectus supplement. We have authorized no one to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should assume that the information in this prospectus is accurate as of the date of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Risk Factors
You should carefully consider the following risk factors as well as other information in our filings under the Exchange Act before making any investment decisions regarding our common stock. The risks and uncertainties described herein are not the only ones we face. Additional risks and uncertainties that we do not know or that we currently deem immaterial may also impair our business, financial condition, operating results and prospects. If events corresponding to any of these risks actually occur, they could materially adversely affect our business, financial condition, operating results or prospects. In that case, the trading price of our common stock could decline.
Risks Related to the Business

We are not currently listed on a national exchange and cannot assure you we will ever be listed.

As a result of our failure to make timely filings of financial statements, we were delisted from Nasdaq, and our common stock is not currently listed on any national stock exchange. We have completed all delinquent filings with the SEC pursuant to Sections 13 and 15(d) of the Exchange Act, but we have not yet applied for our common stock to be listed on a national exchange. We do not know when, if ever, this will be completed, and thus, whether our common stock will ever be listed. In addition, we cannot be certain that Nasdaq will approve our stock for relisting or that any other exchange will approve our stock for listing. In order to be eligible for relisting or listing, we must meet Nasdaq’s or another exchange’s initial listing criteria, including a minimum per share price. Our common stock is currently quoted on the Pink Sheets.

Our business to date has been largely dependent on the success of rPA102, which was the subject of the SNS Contract that was terminated in December 2006. Although we ceased active development of rPA102 and have reduced our workforce, we may be unable to successfully manage our remaining resources, including available cash, while we seek to complete a strategic transaction.

We discontinued clinical development of rPA102 after HHS terminated our SNS Contract. In addition, in June 2007 we terminated our contract with Kaketsuken to develop a smallpox vaccine. We had previously devoted substantially all of our research, development and clinical efforts and financial resources toward the development of rPA102, and we have no product candidates in clinical or preclinical development. In connection with the termination of our clinical development of rPA102, we announced restructuring activities, including significant workforce reductions. During the nine months ended September 30, 2007, we incurred charges associated with our restructuring activities of approximately $5.4 million, which includes employee severance costs of $4.4 million and facilities-related and other expenses of $1.0 million. As a result of the termination of our SNS Contract, we evaluated strategic alternatives and retained Lazard to act as our advisor. As a result of this process, we entered into the Merger Agreement with Raven on November 12, 2007. We cannot predict whether we would be able to identify alternate strategic transactions which will either provide us with a pipeline or return value to our stockholders on a timely basis or at all. We also cannot predict whether any such transaction would be consummated on favorable terms, and anticipate that such transaction may require us to incur significant additional costs.

If we fail to manage successfully any company or product acquisitions, joint ventures or in-licensed product candidates, we may be limited in our ability to develop our product candidates and to rebuild our product candidate pipeline.

Our prior product development programs were initiated through in-licensing or collaborative arrangements. These collaborations include licensing proprietary technology from, and other relationships with, biotechnology companies and government research institutes and organizations. As part of our business strategy, we intend to continue to expand our product pipeline and capabilities through company or product acquisitions, merging or in-licensing. Any such activities will be accompanied by certain risks including:

•	exposure to unknown liabilities of acquired companies;

•	higher than anticipated acquisition costs and expenses;

•	the difficulty and expense of integrating operations and personnel of acquired companies;

•	disruption of our ongoing business;

•	diversion of management’s time and attention; and

•	possible dilution to stockholders.

If our competitors successfully enter into partnering or license agreements or we are unable to reach agreement on license or partnering agreements on terms acceptable to us, we may then be precluded from pursuing those specific opportunities. Since each of these opportunities is unique, we may not be able to find a substitute. In addition, if we are unable to manage successfully any acquisitions, joint ventures and other collaboration opportunities, we may be limited in our ability to develop new products and therefore to continue to expand our product pipeline.

If we fail to cause the registration statement of which this prospectus is a part to remain effective in accordance with agreements we have made in connection with the 2006 private placement of our common stock, we may be subject to liquidated damages or liability for breach of contract.

In February 2006, we raised gross proceeds of $26.95 million through a private placement of our common stock and warrants exercisable for common stock. We agreed to register under the Securities Act of 1933, as amended, or the Securities Act, the shares of our common stock sold in this transaction, and the shares of common stock issuable upon exercise of the warrants. On October 5, 2007, we filed a registration statement, of which this prospectus is a part, for these shares. We have made customary agreements regarding such registrations, including matters relating to indemnification, maintenance of the registration statement, payment of expenses and compliance with state “blue sky” laws. We may be liable for liquidated damages to each holder of shares sold in the private placement if the registration statement ceases to be effective in a manner that violates such agreements. In this case, we may be required to pay liquidated damages. Should we become obligated to make payment of these liquidated damages, it could have a material adverse effect on our financial position and our results of operations, particularly if we become obligated to make a payment in full for all liquidated damages potentially due and payable under these agreements.

Our internal controls may be insufficient to ensure timely and reliable financial information.

We believe we need to correct deficiencies in our internal controls and procedures for financial reporting. Because of the material weaknesses described in our Annual Report for 2006 and our Quarterly Reports in 2007, which are incorporated by reference, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2006, March 31, 2007, June 30, 2007 or September 30, 2007, based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Failure to address the identified deficiencies in a timely manner might increase the risk of future financial reporting misstatements and may prevent us from being able to meet our filing deadlines with the SEC. Under the supervision of our Audit Committee, we are continuing the process of identifying and implementing corrective actions where required to improve the design and effectiveness of our internal control over financial reporting, including the enhancement of systems and procedures. Significant additional resources will be required to establish and maintain appropriate controls and procedures and to prepare the required financial and other information during this process.

Even after corrective actions are implemented, the effectiveness of our controls and procedures may be limited by a variety of risks including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	collusion of two or more people;

•	inappropriate management override of procedures; and

•	the risk that enhanced controls and procedures may still not be adequate to assure timely and reliable financial information.

If we fail to have effective internal controls and procedures for financial reporting in place, we could be unable to provide timely and reliable financial information. Additionally, if we fail to have effective internal controls and procedures for financial reporting in place, it could adversely affect our ability to comply with financial reporting requirements under future government contracts.

We may need to raise additional capital to support our operations and in order to continue as a going concern if we successfully complete the transaction with Raven, or an alternative strategic transaction.

Absent a strategic transaction, we believe that our existing cash, cash equivalents and securities available-for-sale as of September 30, 2007 will be sufficient to meet our projected operating requirements through at least December 31, 2008. In addition to our workforce reductions and the termination of our rPA102 and smallpox development activities, we announced that we were exploring strategic alternatives, and as a result on November 12, 2007 entered into the Merger Agreement with Raven. Our restructuring measures implemented to date and our proposed strategic transaction may disappoint investors and further depress the price of our common stock and the value of an investment in our common stock thereby limiting our ability to raise additional funds.

We will require substantial funds to conduct development activities if we acquire additional products or companies or consummate this or other strategic transactions. Our ability to conduct the required development activities related to any new product candidates will be significantly limited if we are unable to obtain the necessary capital. We may seek to raise additional funds through the sale of equity or debt to meet our working capital and capital expenditure needs. We do not know, however, whether additional financing will be available when needed, or whether it will be available on favorable terms or at all. Failure to obtain adequate financing also may adversely affect our ability to operate as a going concern.

As a result of the reductions in our workforce that we announced in January, May and September 2007, we may not be successful in retaining key employees and in attracting qualified new employees as required in the future. If we are unable to retain our management, scientific staff and scientific advisors or to attract additional qualified personnel, our ability to rebuild our business will be seriously jeopardized.

In January 2007, we implemented a restructuring resulting in the reduction of our workforce by approximately 51%. In May 2007, we announced the discontinuation of any further development activities with respect to rPA102 and a corporate restructuring plan that included a reduction in our workforce to fewer than 70 employees. In September 2007, we further reduced our workforce to fewer than 30 employees. Competition among biotechnology companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. We may experience further reductions in force due to voluntary employee resignations and a diminished ability to recruit new employees. We may be unable to attract or retain key personnel on acceptable terms, if at all.

If we fail to meet our obligations under the 5 1/2% Convertible Senior Subordinated Notes due 2010, or Notes, our payment obligations may be accelerated.

The Notes have the following features:

•	require semi-annual payment of interest in cash at a rate of 5 1/2%;

•	convert, at the option of the holder, into shares of our common stock at an initial conversion price of approximately $14.76 per share, subject to adjustment;

•	will be provisionally redeemable at our option in cash upon the occurrence of certain circumstances, including among others, that the closing price of VaxGen common stock exceeds $22.14 per share, subject to adjustment, for at least 20 trading days within a period of 30 consecutive trading days;

•	if a change in control, as defined in the indenture, occurs on or prior to the stated maturity of the Notes, the holders of the Notes may require us to repurchase the Notes and pay a make-whole premium to the holders of the Notes. If the holders request such a repurchase, we or the successor entity may choose to pay in cash, common stock or a combination of cash and common stock; and

•	constitute senior subordinated obligations.

Under the terms of the Notes, if certain events occur, including, without limitation, our failure to pay any installment of principal or interest due under the Notes, then the holders may, among other things, elect to accelerate our obligations under the Notes and declare the outstanding principal balance of the Notes and accrued but unpaid interest thereon immediately due and payable. In the event that the holders declare the Notes immediately due and payable or seek to foreclose on any of our assets, it would have a material adverse effect on our financial position and we may not have sufficient cash to satisfy our obligations.

Our indebtedness could adversely affect our financial health, limit our cash flow available to invest in the ongoing requirements of our business and adversely affect the price of our common stock.

Our existing indebtedness consists of $31.5 million in Notes. This indebtedness, and any future indebtedness we may incur, could have important consequences, including:

•	making it more difficult for us to satisfy our financial and payment obligations, or to refinance maturing indebtedness;

•	making us more vulnerable to a downturn in the economy or our business;

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	requiring application of a significant portion of our cash flow from operations to the payment of debt service costs, which would reduce the funds available to us for our operations;

•	limiting our flexibility in planning for, or reacting to, changes in our industry, business and markets; and

•	placing us at a competitive disadvantage to the extent we are more highly leveraged than some of our competitors.

We may incur significant additional indebtedness in the future to fund our continued operations or future acquisitions. To the extent new debt is added to our current debt levels, the substantial leverage risks described above would increase. We may be required to repurchase the Notes if certain change-in-control events occur.

We have only a limited operating history and we expect to continue to generate operating losses.

To date, we have engaged primarily in research, development and clinical testing. Since our inception in 1995, our operations have not been profitable, and we cannot be certain that we will ever achieve or sustain operating profitability. At September 30, 2007, we had an accumulated deficit of $238 million. Developing any future product candidates will require significant additional research and development, including non-clinical testing and clinical trials, as well as regulatory approval. We expect these activities, together with our general and administrative expenses, to result in operating losses for the foreseeable future.

Biopharmaceutical product development is a long, expensive and uncertain process and the approval requirements for many products are still evolving. If we are unable to successfully develop and test product candidates in accordance with such requirements, our business will suffer.

We are subject to rigorous and extensive regulation by the FDA and comparable foreign regulatory authorities for any product candidates we may develop. In the United States, our potential product candidates would likely be regulated by the FDA as biological drug products, known as Biologics. In order to obtain approval from the FDA to market our product candidates, we will be required to submit to the FDA a Biologics License Application, or BLA, which must include both preclinical and clinical trial data as prescribed by the FDA’s current regulatory criteria, as well as extensive data regarding the manufacturing procedures and processes for the product candidates. Ordinarily, the FDA requires a sponsor to support a BLA application with substantial evidence of the product’s safety and effectiveness in treating the targeted indication based on data derived from adequate and well-controlled clinical trials, including Phase 3 efficacy trials conducted in patients with the disease or condition being targeted.

We cannot predict whether we will obtain regulatory approval for any product candidates pursuant to these provisions. We may fail to obtain approval from the FDA or foreign regulatory authorities, or experience delays in obtaining such approvals, due to varying interpretations of data or failure to satisfy current safety, efficacy and quality control requirements. Further, our business is subject to substantial risk because the FDA’s current policies may change suddenly and unpredictably and in ways that could impair our ability to obtain regulatory approval of product candidates. We cannot guarantee that the FDA will approve product candidates on a timely basis or at all.

Delays in successfully completing any clinical trials we may conduct could jeopardize our ability to obtain regulatory approval or market our potential product candidates on a timely basis.

If we resume development of any potential product candidates, our business prospects may depend on our ability to complete patient enrollment in clinical trials, to obtain satisfactory results, to obtain required regulatory approvals and to successfully commercialize our product candidates. Product development to show adequate evidence of effectiveness in animal models and safety and immune response in humans is a long, expensive and uncertain process, and delay or failure can occur at any stage of our non-clinical studies or clinical trials. Any delay or significant adverse clinical events arising during any of our clinical trials could force us to abandon a product candidate altogether or to conduct additional clinical trials in order to obtain approval from the FDA or other regulatory body. These development efforts and clinical trials are lengthy and expensive, and the outcome is uncertain. Completion of any clinical trials we may commence, announcement of results of the trials and our ability to obtain regulatory approvals could be delayed for a variety of reasons, including:

•	slower-than-anticipated enrollment of volunteers in the trials;

•	lower-than-anticipated recruitment or retention rate of volunteers in the trials;

•	serious adverse events related to the product candidates;

•	unsatisfactory results of any clinical trial;

•	the failure of our principal third-party investigators to perform our clinical trials on our anticipated schedules; or

•	different interpretations of our preclinical and clinical data, which could initially lead to inconclusive results.

Our development costs will increase if we have material delays in any clinical trial or if we need to perform more or larger clinical trials than planned. If the delays are significant, or if any of our product candidates do not prove to be safe or effective or do not receive required regulatory approvals, our financial results and the commercial prospects for our product candidates will be harmed. Furthermore, our inability to complete our clinical trials in a timely manner could jeopardize our ability to obtain regulatory approval.

If we fail to comply with extensive regulations enforced by domestic and foreign regulatory authorities both before and after we obtain approval of our future product candidates, the commercialization of our future product candidates could be prevented, delayed or suspended.

Product candidates are subject to extensive government regulations related to development, testing, manufacturing and commercialization in the United States and other countries. Our potential product candidates have not received required regulatory approval from the FDA to be commercially marketed and sold in the United States. Our future product candidates have not received required regulatory approval from foreign regulatory agencies to be commercially marketed and sold. The process of obtaining and complying with FDA, other governmental and foreign regulatory approvals and regulations is costly, time consuming, uncertain and subject to unanticipated delays. Despite the time and expense exerted, regulatory approval is never guaranteed.

We also are subject to the following regulatory risks and obligations, among others:

•	the FDA or foreign regulators may refuse to approve an application if they believe that applicable regulatory criteria are not satisfied;

•	the FDA or foreign regulators may require additional testing for safety and effectiveness;

•	the FDA or foreign regulators may interpret data from non-clinical testing and clinical trials in different ways than we interpret them;

•	if regulatory approval of a product is granted, the approval may be limited to specific indications or limited with respect to its distribution. In addition, many foreign countries control pricing and coverage under their respective national social security systems;

•	the FDA or foreign regulators may not approve our manufacturing processes or manufacturing facilities;

•	the FDA or foreign regulators may change their approval policies or adopt new regulations;

•	even if regulatory approval for any product is obtained, the marketing license will be subject to continual review, and newly discovered or developed safety or effectiveness data may result in suspension or revocation of the marketing license;

•	if regulatory approval of the product candidate is granted, the marketing of that product would be subject to adverse event reporting requirements and a general prohibition against promoting products for unapproved or “off-label” uses; and

•	in some foreign countries, we may be subject to official release requirements that require each batch of the product we produce to be officially released by regulatory authorities prior to its distribution by us.

Failure to comply with the regulatory requirements of the FDA and other applicable foreign regulatory bodies may subject us to administrative or judicially imposed sanctions, including:

•	warning letters;

•	civil penalties;

•	criminal penalties;

•	injunctions;

•	product seizure or detention, including any products that we manufacture;

•	product recalls;

•	total or partial suspension of production; and

•	suspension or revocation of the marketing license.

We may be subject to ongoing regulatory review and periodic inspection and approval of manufacturing procedures and operations, including compliance with cGMP regulations.

The manufacturing methods, equipment and processes used by us and any future subcontractors must comply with the FDA’s current Good Manufacturing Practices, or cGMP, regulations. The cGMP requirements govern, among other things, recordkeeping, production processes and controls, personnel and quality control. The FDA must approve the facilities used to manufacture our products before they can be used to commercially manufacture our products and these facilities are subject to ongoing and periodic inspections. If we or our subcontractors fail to comply with cGMP requirements, or fail to pass a pre-approval inspection of our manufacturing facility, we may not receive regulatory approval for any future product candidates. In addition, preparing a manufacturing facility for commercial manufacturing may involve unanticipated delays and the costs of complying with the cGMP regulations may be significant. Any material changes we make to our manufacturing processes after we obtain approval of a product may require approval by the FDA, state or foreign regulatory authorities.

Our future product development efforts may not yield marketable products due to results of studies or trials, failure to achieve regulatory approvals or market acceptance, proprietary rights of others or manufacturing issues.

Our success depends on our ability to successfully acquire, develop and obtain regulatory approval to market new biopharmaceutical products. Development of a product requires substantial technical, financial and human resources. Our potential products may appear to be promising at various stages of development yet fail to reach the market for a number of reasons, including:

•	the lack of adequate quality or sufficient prevention benefit, or unacceptable safety during preclinical studies or clinical trials;

•	their failure to receive necessary regulatory approvals;

•	the existence of proprietary rights of third parties; or

•	the inability to develop manufacturing methods that are efficient, cost-effective and capable of meeting stringent regulatory standards.

We may fail to protect our intellectual property or may infringe on the intellectual property rights of others, either of which could harm our business.

If we are unable to protect our intellectual property, we may be unable to prevent other companies from using our technology in competitive products. If we infringe on the intellectual property rights of others, we may be prevented from developing or marketing our product candidates. We rely on patent and other intellectual property protection to prevent our competitors from manufacturing and marketing our product candidates. Given the rights retained and licenses granted to the U.S. government with regard to our anthrax vaccine candidate, to the extent that the U.S. government or foreign governments or organizations procuring vaccines through treaties or agreements with the U.S. government constitute the primary market for any of our products, the licenses granted by the U.S. government may not provide us with a competitive advantage.

In addition, under our U.S. government contracts, we have a duty to disclose each invention that we conceive or reduce to practice in performing the agreement, and if we wish to retain title to such invention, we must affirmatively elect to do so. If we fail to strictly follow these disclosure requirements, the U.S. government could take title to such inventions and preclude us from using them. For each invention to which we retain title, the U.S. government has both a worldwide, irrevocable, royalty-free license to practice or have practiced such invention on behalf of the U.S. government, and certain “march-in” rights pursuant to which the U.S. government could require us to license the invention that we own to third parties, including our competitors.

Technology that we may acquire or license in the future, if any, will be protected from unauthorized use by others only to the extent that it is covered by valid and enforceable patents, or effectively maintained as trade secrets and exclusively licensed to us. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Accordingly, we cannot predict the scope and breadth of patent claims that may be afforded to other companies’ patents. In addition, we could incur substantial costs in litigation if we are required to defend against patent suits brought by third parties, or if we initiate these suits, even in such instances in which the outcome is favorable to us.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies;

•	any patents issued to us or licensed from the U.S. Army Medical Research Institute of Infectious Diseases, or USAMRIID, or other parties, or that we may license in the future, if any, will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties;

•	we or any of our current or future licensors will adequately protect trade secrets; or

•	we will develop additional proprietary technologies that are patentable; or the patents of others will not have a material adverse effect on our business.

We cannot be certain that patents issued to us in the future, if any, or that we may license in the future, if any, will be enforceable and afford protection against competitors. In this regard, the U.S. government has the right to use, for or on behalf of the U.S. government, any technologies developed by us under our U.S. government contracts and we cannot prohibit third parties, including our competitors, from using those technologies in providing products and services to the U.S. government. Accordingly, under our license agreement with USAMRIID granting us an exclusive license to commercialize the anthrax vaccine, the U.S. government retains a license for any federal government agency to practice USAMRIID’s anthrax-related inventions, by or on behalf of the government, thereby allowing the use of the inventions in support of government contracts with other parties, including our competitors.

Moreover, we could lose the USAMRIID license if the U.S. government terminates the license if we or any of our sublicensees:

•	fail to diligently develop a vaccine product in accordance with the development plan described in the agreement;

•	materially breach the agreement;

•	make a materially false statement (or fail to provide required information) in a plan or report required under the agreement;

•	fail to make payments required under the agreement; or

•	file for bankruptcy.

In addition, we cannot assure you that our operations or technology will not infringe intellectual property rights of others. The United States Patent and Trademark Office keeps United States patent applications confidential while the applications are pending. As a result, we cannot determine which inventions third parties claim in pending patent applications that they have filed. We may need to engage in litigation to defend or enforce our patent and license rights or to determine the scope and validity of the proprietary rights of others. If we infringe the intellectual property of others, there can be no assurance that we would be able to obtain licenses to use the technology on commercially reasonable terms or at all. Failure to obtain licenses could force us to cease development or sale of a product candidate.

We face competition from several companies with greater financial, personnel and research and development resources than ours.

Our competitors are developing product candidates which could compete with those we may develop in the future. Our commercial opportunities will be reduced or eliminated if our competitors develop and market products for any of the diseases that we target that:

•	are more effective;

•	have fewer or less severe adverse side effects;

•	are more adaptable to various modes of dosing;

•	are easier to store or transport;

•	are easier to administer; or

•	are less expensive than the product candidates we develop.

Even if we are successful in developing effective products and obtain FDA and other regulatory approvals necessary for commercializing them, our products may not compete effectively with other successful products. Researchers are continually learning more about diseases, which may lead to new technologies for treatment. Our competitors may succeed in developing and marketing products either that are more effective than those that we may develop, alone or with our collaborators, making our products obsolete, or that are marketed before any products we develop are marketed.

Our competitors include fully integrated pharmaceutical companies and biotechnology companies that currently have drug and target discovery efforts, as well as universities and public and private research institutions. Many of the organizations competing with us may have substantially greater capital resources, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals, and greater marketing capabilities than we do.

Natural disasters, including earthquakes, may damage our facilities.

Our corporate and manufacturing facilities are primarily located in California. Our facilities in California are in close proximity to known earthquake fault zones. As a result, our corporate, research and manufacturing facilities are susceptible to damage from earthquakes and other natural disasters, such as fires, floods and similar events. Although we maintain general business insurance against fires and some general business interruptions, there can be no assurance that the scope or amount of coverage will be adequate in any particular case.

Our use of hazardous materials and chemicals require us to comply with regulatory requirements and exposes us to potential liabilities.

Our research and development may involve the controlled use of hazardous materials and chemicals. We are subject to federal, state, local and foreign laws governing the use, manufacture, storage, handling and disposal of such materials. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for significant damages or fines. These damages could exceed our resources and any applicable insurance coverage. In addition, we may be required to incur significant costs to comply with regulatory requirements in the future.

We may become subject to product liability claims, which could result in damages that exceed our insurance coverage.

We face an inherent risk of exposure to product liability suits in connection with product candidates tested in human clinical trials or sold commercially. We may become subject to a product liability suit if any product candidate we develop causes injury, or if individuals subsequently become infected or otherwise suffer adverse effects from our product candidates. If a product liability claim is brought against us, the cost of defending the claim could be significant and any adverse determination could result in liabilities in excess of our insurance coverage. We maintained product liability insurance, including clinical trial liability, in the amount of $10.0 million for our programs up until March 2007, when the programs were suspended. We have an extended reporting period for claims that may arise under this coverage. We cannot be certain that additional insurance coverage, if required, could be obtained on acceptable terms, if at all.

We may be subject to claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.

As is commonplace in the biotechnology industry, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

We are not compliant with Section 404 under the Sarbanes-Oxley Act of 2002.

Section 404 under the Sarbanes-Oxley Act of 2002 requires that we perform an assessment of our internal control over financial reporting, and engage our independent registered public accounting firm to perform an audit of our internal control over financial reporting. We were required to complete the assessment as to the adequacy of our internal control over financial reporting as of December 31, 2006, 2005 and 2004.

Although we completed our assessments in 2006 and 2005, given our focus on completing and filing our financial statements for those years, we did not have sufficient time nor did we provide sufficient time to our independent registered public accounting firm to complete our and their 2004 respective responsibilities before December 31, 2004. Our independent registered public accounting firm concluded that we failed to complete the required 2004 assessment as to the effectiveness of our internal control over financial reporting, and they were unable to complete their required audit of internal control over financial reporting. Accordingly, they disclaimed an opinion as to the effectiveness of our internal control over financial reporting as of December 31, 2004.

We do not believe that the SEC has provided guidance as to the effect of such a disclaimer. Having received such a disclaimer, our Annual Report on Form 10-K for the year ended December 31, 2004, may be deemed to be deficient by the SEC. If our 2004 10-K were deemed to be deficient, the SEC may conclude that we are in violation of Sections 13 and 15(d) of the Exchange Act.

Our operating results may be adversely impacted by recently adopted changes in accounting for stock options.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or FAS 123R, in December 2004. FAS 123R, which we implemented effective January 1, 2006, requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. The future impact of FAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. We use the Black-Scholes option pricing model as allowed under FAS 123R to determine the fair value.

Risks Relating to the Proposed Merger

After the merger, we will need to modify our finance and accounting systems, procedures and controls to incorporate the operations of Raven, which modifications may be time consuming and expensive to implement, and there is no guarantee that we will be able to do so.

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, including Section 404 of the Sarbanes-Oxley Act of 2002. Although we believe that we currently have adequate finance and accounting systems for our business on a standalone basis, after the merger we will need to upgrade the existing, and implement additional, procedures and controls to incorporate the operations of Raven. These updates may require significant time and expense, and there can be no guarantee that we will be successful in implementing them. If we are unable to complete the required modifications to our internal control over financial reporting or if our independent registered public accounting firm continues to be unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our internal control over financial reporting, which could have a material adverse effect on our stock price.

If we are not successful in integrating our organizations, we may not be able to operate efficiently after the merger.

Achieving the benefits of the merger will depend in part on the successful integration of VaxGen’s and Raven’s technical and business operations and personnel in a timely and efficient manner. The integration process requires coordination of the personnel of both companies, and involves the integration of systems, applications, policies, procedures, business processes and operations. This process may be difficult and unpredictable because of possible conflicts and differing opinions on business, scientific and regulatory matters. Moreover, the integration of the two companies will present challenges resulting from the combined company. If we cannot successfully integrate our technical and business operations and personnel, we may not realize the expected benefits of the merger.

Integrating our companies may divert management’s attention away from our operations.

The successful integration of VaxGen’s and Raven’s technical and business operations and personnel may place a significant burden on our management and internal resources. The diversion of management’s attention and any difficulties encountered in the transition and integration process could result in delays in clinical trial and product development programs of the combined company and could otherwise harm our business, financial condition and operating results.

We expect to incur significant costs integrating the companies into a single business.

We expect to incur significant costs integrating VaxGen’s and Raven’s technical and business operations and personnel, which include costs for:

•	employee redeployment, relocation or severance;

•	conversion of information systems;

•	combining administrative teams and processes;

•	reorganization of facilities and disposition of excess facilities; and

•	relocation or disposition of excess equipment.

If we fail to retain key employees, the benefits of the merger could be diminished.

The successful combination of VaxGen and Raven will depend, in part, on the retention of key personnel. There can be no assurance that the combined company will be able to retain its key management and scientific personnel. If we fail to retain such key employees, we may not realize the anticipated benefits of the merger.

If one or more of the product candidates in the merged company cannot be shown to be safe and effective in clinical trials, is not approvable or not commercially successful, then the benefits of the merger may not be realized.

The combined company will have one product candidate in clinical trials, and we plan to commence clinical trials for one additional product candidate in 2009 and one other product candidate in 2010. All of these product candidates must be rigorously tested in clinical trials, and be shown to be safe and effective before the U.S. Food and Drug Administration, or the FDA, or other regulatory authorities outside the U.S. will consider them for approval. Failure to demonstrate that one or more of our product candidates is safe and effective, or significant delays in demonstrating such safety and efficacy, could diminish the benefits of the merger. Failure to obtain marketing approval of one or more of our product candidates from appropriate regulatory authorities, or significant delays in obtaining such approval, could diminish the benefits of the merger. If approved for sale, our product candidates must be successfully commercialized. Failure to successfully commercialize one or more of our product candidates could diminish the benefits of the merger.

Because Raven stockholders will receive a fixed number of shares of VaxGen common stock in the merger, rather than a fixed value, if the market price of VaxGen common stock declines, Raven stockholders will receive consideration in the merger of lesser value.

The aggregate number of shares of common stock of VaxGen to be issued to Raven stockholders is fixed. Accordingly, the aggregate number of shares that Raven stockholders will receive in the merger will not change, even if the market price of VaxGen common stock changes. In recent years, the stock market in general, and the securities of biotechnology companies in particular, have experienced extreme price and volume fluctuations. These market fluctuations may adversely affect the market price of VaxGen common stock. The market price of VaxGen common stock upon and after the consummation of the merger could be lower than the market price on the date of the Merger Agreement or the current market price.

Failure to complete the merger could adversely affect VaxGen’s stock price and VaxGen’s and Raven’s future business and operations.

The merger is subject to the satisfaction of closing conditions, including approval by VaxGen and Raven stockholders, and neither VaxGen nor Raven can assure you that the merger will be successful. In the event that the merger is not consummated, VaxGen and Raven may be subject to many risks, including the costs related to the merger, such as legal, accounting and advisory fees, which must be paid even if the merger is not completed, and the payment of a termination fee under certain circumstances. If the merger is not consummated, the market price of VaxGen common stock could decline.

Completion of the merger may result in dilution of future earnings per share to the stockholders of VaxGen.

          The completion of the merger may result in greater net losses or a weaker financial condition compared to that which would have been achieved by either VaxGen or Raven on a stand-alone basis. The merger could fail to produce the benefits that the companies anticipate, or could have other adverse effects that the companies currently do not foresee. In addition, some of the assumptions that either company has made, such as the achievement of operating synergies, may not be realized. In this event, the merger could result in greater losses as compared to the losses that would have been incurred by VaxGen if the merger had not occurred.

The costs associated with the merger are difficult to estimate, may be higher than expected and may harm the financial results of the combined company.

VaxGen and Raven estimate that they will incur aggregate direct transaction costs of approximately $4.5 million associated with the merger, and additional costs associated with the consolidation and integration of operations, which cannot be estimated accurately at this time. If the total costs of the merger exceed our estimates or the benefits of the merger do not exceed the total costs of the merger, the financial results of the combined company could be adversely affected.

Raven executive officers and directors may have interests that are different from, or in addition to, those of Raven stockholders generally.

The executive officers and directors of Raven may have interests in the merger that are different from, or are in addition to, those of Raven stockholders generally. These interests include ownership through affiliated entities of VaxGen common stock, certain Raven directors being nominated for election to the VaxGen Board of Directors at the effective time of the merger, the adoption of new employment agreements for certain Raven executives in connection with the merger and/or the provision and continuation of indemnification and insurance arrangements for current directors of Raven following consummation of the merger.
Risks Related to our Common Stock

Our stockholders could experience substantial dilution as a result of the issuance of additional shares of common or preferred stock.
     Our Board of Directors has the authority to establish the designation of almost 20,000,000 shares of preferred stock that are convertible into common stock without any action by our stockholders, and to fix the rights, preferences, privileges and restrictions, including voting rights, of such shares. In February 2006, we raised net proceeds of $25.2 million through a private placement of 3.5 million shares of common stock at $7.70 per share to a group of accredited institutional investors. We also issued to the investors five-year warrants initially exercisable to purchase 698,637 shares of common stock at an exercise price of $9.24 per share. Because we did not file all of our delinquent periodic reports with the SEC by January 31, 2007, the warrants became exercisable for an additional 698,630 shares of common stock, at a price of $9.24 per share. We may raise additional funds through public or private offerings of our preferred stock or our common stock, or through issuance of debt securities that are convertible into shares of our common stock. The issuance of additional shares of our common stock, or conversion of preferred stock or debt securities into shares of common stock, would further dilute the percentage ownership of our stockholders.

Shares of our common stock eligible for future sale may adversely affect the market for our common stock.

Shares of our common stock issued in a private placement February 2006 are being registered for resale under a registration statement, of which this prospectus is a part, filed with the SEC. In addition, pursuant to Rule 144, generally, a stockholder (or stockholders whose shares are aggregated) who has satisfied a one year holding period may, under certain circumstances, sell within any three month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitation, by our stockholders that are non-affiliates that have satisfied a two year holding period, such as certain of those stockholders who purchased shares of our common stock in our November 2004 private placement or Notes convertible into shares of our common stock in our 2005 private placement of the Notes. Amendments to Rule 144 to shorten the required holding period and remove limitations on the resale of securities will become effective in February 2008. Any substantial sale of our common stock under effective resale registration statements or pursuant to Rule 144 or pursuant to any resale prospectus may have a material adverse effect on the market price of our securities.

In addition, shares of our common stock issued in connection with the merger will be registered under the Securities Act and will be freely transferable, subject to the limitations imposed on affiliates of Raven by Rule 145 and to the provisions of lock-up agreements certain of the Raven stockholders have granted in favor of VaxGen. Upon the expiration of the lock-up agreements, 180 days following the effectiveness of the merger, a significant number of shares of VaxGen common stock issued in the merger will become eligible for resale. As a result of the intended qualification of the merger as a tax-free reorganization under Section 368 of the Internal Revenue Code former holders of Raven Series D preferred shares that received VaxGen common stock in the merger may be motivated to sell the VaxGen stock for the purposes of recognizing a tax loss. Any substantial sale of shares of our common stock issued in the merger could have a material adverse effect on the price of our securities.

Our stock price is likely to be volatile.
     Currently, our common stock is traded OTC and is quoted on the OTC Pink Sheets. Stocks traded OTC typically are subject to greater volatility than stocks traded on stock exchanges, such as the Nasdaq Global Market or the Nasdaq Capital Market, due to the fact that OTC trading volumes are generally significantly less than on stock exchanges. This lower volume may allow a relatively few number of stock trades to greatly affect the stock price. As such, the trading price of our common stock has been and is likely to continue to be extremely volatile. For example, between August 9, 2004 and December 31, 2007, the closing price of our common stock, as quoted on the Pink Sheets, has ranged from a high of $18.55 per share to a low of $0.41 per share.
Our stock price could continue to be subject to wide fluctuations in response to a variety of factors, including:
•	timing and consistency of filing financial statements;

•	failure to win future government contracts and government activities relating to prior contracts;

•	adverse results or delays in clinical trials;

•	delays in our product development efforts;

•	real or perceived safety issues with any of our product candidates;

•	failure to obtain or maintain required regulatory approvals;

•	changes in financial estimates by securities analysts and our failure to meet or exceed such estimates;

•	rumors about our business prospects, product development efforts or the progress, timing and completion of our clinical trials;

•	new products or services offered by us or our competitors or announcements relating to product developments by our competitors;

•	issuances of debt or equity securities;

•	issuances of securities or the expectation of the issuance of securities as part of a merger or other strategic transaction;

•	actual or expected sales by our stockholders of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants; and

•	other events or factors, many of which are beyond our control.
In addition, the stock market in general and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of actual operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against companies. If we face securities litigation in the future, even if it is without merit or unsuccessful, it would result in substantial costs and a diversion of management attention and resources, which could have a material adverse effect on our business.
Failure to complete the merger could adversely affect VaxGen’s stock price and VaxGen’s and Raven’s future business and operations.
     The proposed merger with Raven is subject to the satisfaction of closing conditions, including requisite stockholder approval, and neither VaxGen nor Raven can assure you that the merger will be successful. In the event that the merger is not consummated, VaxGen and Raven may be subject to many risks, including the costs related to the merger, such as legal, accounting and advisory fees, which must be paid even if the merger is not completed, and the payment by VaxGen of a termination fee under certain circumstances. If the merger is not consummated, the market price of VaxGen common stock could decline.
Completion of the merger may result in dilution of future earnings per share to the stockholders of VaxGen.
     The completion of the merger may result in greater net losses or a weaker financial condition compared to that which would have been achieved by either VaxGen or Raven on a stand-alone basis. The merger could fail to produce the benefits that the companies anticipate, or could have other adverse effects that the companies currently do not foresee. In addition, some of the assumptions that either company has made, such as the achievement of operating synergies, may not be realized. In this event, the merger could result in greater losses as compared to the losses that would have been incurred by VaxGen if the merger had not occurred.
We have no history of paying dividends on our common stock.
We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We plan to retain any future earnings to finance our growth. If we decide to pay dividends to the holders of our common stock, such dividends may not be paid on a timely basis.
Our charter documents and Delaware law may discourage an acquisition of VaxGen.
Provisions of our certificate of incorporation, by-laws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We may issue shares of preferred stock in the future without stockholder approval and upon such terms as our board of directors may determine. Our issuance of this preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding stock. Our charter and by-laws also provide that special stockholders meetings may be called only by our Chairman of the board of directors, by our Secretary at the written request of the chairman or by our board of directors, with the result that any third-party takeover not supported by the board of directors could be subject to significant delays and difficulties.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that involve risks and uncertainties. The statements that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act including, without limitation, statements regarding our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this prospectus are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot offer any assurance of future results, levels of activity, performance or achievements. Important factors that may cause actual results to differ from expectations include those discussed under the heading “Risk Factors” in the beginning of this document.
USE OF PROCEEDS
The selling stockholders will receive all of the proceeds from the sale of the common stock offered by this prospectus. We will not receive any of the proceeds from the sale of the common stock by the selling stockholders, although we may receive proceeds from the exercise of warrants by the selling stockholders, if exercised. We cannot guarantee that the selling stockholders will exercise any warrants. We have agreed to pay certain expenses in connection with the registration of the shares of common stock under applicable securities laws.
DIVIDEND POLICY
We have not declared or paid any cash dividends on our common stock since inception. We currently intend to retain all of our cash and any future earnings to finance the growth and development of our business and therefore we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.
MARKET PRICE INFORMATION
          Price Range of Common Stock
Our common stock is currently quoted on the OTC Pink Sheets under the symbol VXGN.PK.
The following table lists quarterly information on the intra-day price range of the common stock based on the high and low sales prices for our common stock as reported on the OTC Pink Sheets for the periods indicated below. These prices do not include retail markups, markdowns or commissions.

	High	Low
Fiscal 2008:
First Quarter through February 4, 2008	$0.69	$0.61

Fiscal 2007:
Fourth Quarter	$1.60	$0.41
Third Quarter	$1.85	$1.32
Second Quarter	$2.15	$1.52
First Quarter	$2.70	$1.75

Fiscal 2006:
Fourth Quarter	$4.67	$1.12
Third Quarter	$4.92	$3.18
Second Quarter	$9.09	$2.70
First Quarter	$12.20	$8.08

Fiscal 2005:
Fourth Quarter	$17.06	$7.79
Third Quarter	$15.73	$10.83
Second Quarter	$12.60	$8.25
First Quarter	$20.00	$12.20
As of December 31, 2007, there were 370 holders of record of the common stock. As of January 31, 2008 the last reported sales price on the OTC Pink Sheets for our common stock was $0.70 per share.

PRINCIPAL AND SELLING STOCKHOLDERS
Selling Stockholders
We are registering the shares of common stock to permit the selling stockholders to offer these shares of common stock for resale from time to time. The following table sets forth information with respect to the selling stockholders. Unless otherwise noted, the shares listed below represent the shares that each selling stockholder beneficially owned as of September 30, 2007.
The securities being offered hereunder represent up to 4,869,643 shares of common stock relating to the following (i) 3,472,376 shares of common stock issued on February 10, 2006 in a private placement to a group of accredited institutional investors and (ii) 1,397,267 shares of common stock issuable upon exercise of warrants that were issued in connection with the February 2006 private placement. The 5-year warrants are exercisable at any time for shares of our common stock at an initial exercise price of $9.24. The warrants will expire on or before February 10, 2011.
The table sets forth the name of each selling stockholder, the number of shares owned by each of the selling stockholder as of September 30, 2007, the number of shares that may be offered under this prospectus and the number of shares of our common stock to be owned by the selling stockholders after this offering is completed. The number of shares owned by the applicable selling stockholder and the number of shares that may be offered under this prospectus assumes the exercise of warrants held by such selling stockholder on that date, without regard to any limitations on conversions or exercise. The table assumes that the selling stockholders sell all the shares of our common stock offered by them under this prospectus and sell none of the other shares of our common stock owned by the selling stockholder, if any. We cannot estimate the actual number of shares that will be held by the selling stockholder after completion of this offering because the selling stockholder may sell all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares.
The term “selling stockholder” or “selling stockholder” includes the stockholder listed below and their transferees, assignees, pledgees, donees or other successors. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed sale of shares. Each selling stockholder may also offer and sell less than the number of shares indicated. No selling stockholder is making any representation that any shares covered by this prospectus will or will not be offered for sale. In addition, except as disclosed below in the footnotes to the following table, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us other than as a result of a selling stockholder’s beneficial ownership of our common stock.

The table below lists the selling stockholders and information regarding their ownership as of September 30, 2007:

		Percentage of			Percentage of
	Shares of	common stock		Shares of	common stock
	common stock	outstanding	Shares of	common stock	outstanding
	owned before	owned before	common stock	owned after this	owned after
Name of Beneficial Owner	this offering	this offering +	being offerred	offering	this offering
Selling Stockholders**
Atlas Master Fund, Ltd. (1)	127,364	*	127,364	—	*
Brencourt Advisors LLC (2)	280,000	*	280,000	—	*
CD Investment Partners, Ltd. (3)	443,031	*	211,115	231,916	*
CR Intrinsic Investments, LLC (4)	1,818,180	4.90%	1,818,180	—	*
Domain Public Equity Partners, LP (5)	120,400	*	120,400	—	*
FatBoy Capital LP (6)	345,452	*	70,452	275,000	*
JP Morgan Securities, Inc. (7)	266,000	*	266,000	—	*
MedCap Master Fund LP (8)	17,829	*	17,829	—	*
MedCap Partners LP (9)	514,120	1.55%	406,372	107,748	*
MPM Bioequities Master Fund LP (10)	843,520	2.54%	463,400	380,120	1.15%
SF Capital Partners Ltd. (11)	579,790	*	277,900	301,890	*
Visium Balanced Fund, LP (12)	263,120	*	263,120	—	*
Visium Balanced Offshore Fund, Ltd. (13)	290,744	*	290,744	—	*
Visium Long Bias Fund, LP (14)	40,242	*	40,242	—	*
Visium Long Bias Offshore Fund, Ltd. (15)	216,525	*	216,525	—	*

Total	6,166,317		4,869,643	1,296,674

(*)	Less than 1 percent.

(**)	This table is based upon information supplied by selling stockholders named in this table. Unless otherwise indicated in the footnotes to this table, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(+)	In computing the percentage of common stock owned by a person, we have based our calculation on the 33,106,523 shares of common stock outstanding as of August 31, 2007. In addition, for each person, unless otherwise indicated, we have deemed as outstanding all shares of common stock beneficially held at August 31, 2007 plus those shares of common stock issuable upon exercise of the warrants. However, we did not deem these warrant shares as outstanding for the purpose of computing the percentage ownership of any other person.

(1)	Includes warrants exercisable for 36,389 shares of common stock at an exercise price of $9.24. Dmitry Balyasny, by virtue of his ownership and control of Balyasny Asset Management, which is the Investment Manager to the Atlas Master Fund, Ltd. has sole voting and investment discretion and disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(2)	Includes warrants exercisable for 80,000 shares of common stock at an exercise price of $9.24.

(3)	Includes warrants exercisable for 109,445 shares of common stock, 60,315 at an exercise price of $9.24, subject to this prospectus, and 49,130 not covered by this prospectus.

(4)	Includes warrants exercisable for 519,480 shares of common stock at an exercise price of $9.24. The warrant to purchase shares of common stock is subject to an exercise cap that precludes the holder thereof from exercising its right to the extent (but only to the extent) that the holder thereof (together with such holder’s affiliates) would beneficially own ( as determined in accordance with Section 13(d) of the SEC Act of 1934, as amended) in excess of 4.9% of the shares of common stock after giving effect to such exercise. Pursuant to an investment management agreement, CR Intrinsic Investors, LLC, a Delaware limited liability company (CR Investors), maintains investment and voting power with respect to the securities held by CR Intrinsic Investments, LLC. Mr. Steven A. Cohen controls CR Investors and disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(5)	Includes warrants exercisable for 34,400 shares of common stock at an exercise price of $9.24. The sole general partners of Domain Public Equity Partners, L.P. (DPEP) is Domain Public Equity Asscociates, L.L.C. (DPEA). The managing members of DPEA are Nicole Vitullo and Domain Associates, L.L.C. The managing members of Domain Associates, L.L.C. are James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Robert J. More, Nicole Vitullo, and Brian K. Halak. Nicole Vittulo and other managing members of Domain Associates share voting and investment control over the securities held by DPEP and disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein.

(6)	Includes warrants exercisable for 20,128 shares of common stock at an exercise price of $9.24. David A. Jenkins is a managing member of FatBoy Capital LP’s general partner and disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein.

(7)	Includes warrants exercisable for 76,000 shares of common stock at an exercise price of $9.24.

(8)	Includes warrants exercisable for 12,985 shares of common stock at an exercise price of $9.24. C. Fred Toney is a managing member of MedCap Master Fund LP’s general partner and disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein.

(9)	Includes warrants exercisable for 114,164 shares of common stock at an exercise price of $9.24. C. Fred Toney is a managing member of MedCap Partners LP’s general partner and disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(10)	Includes warrants exercisable for 132,400 shares of common stock at an exercise price of $9.24. MPM Bioequities Fund LP and MPM Bioequities Fund Ltd are the partners of MPM Bioequities Fund LP. Kurt Von Enster is the Portfolio Manager of the MPM Bioequities Master Fund LP and has shared voting power.

(11)	Includes warrants exercisable for 79,400 shares of common stock at an exercise price of $9.24. Brian J. Stark and Michael A. Roth in their capacity as Managing Members of Stark Offshore Management LLC, Investment Manager of SF Capital Partners Ltd. and disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein.

(12)	Includes warrants exercisable for 75,176 shares of common stock at an exercise price of $9.24. Jacob Gottlieb in his capacity as Chief Investment Officer and general partner of Visium Balanced Fund, LP and disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein.

(13)	Includes warrants exercisable for 83,069 shares of common stock at an exercise price of $9.24. Jacob Gottlieb in his capacity as Chief Investment Officer and general partner of Visium Balanced Offshore Fund, Ltd and disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(14)	Includes warrants exercisable for 11,497 shares of common stock at an exercise price of $9.24. Jacob Gottlieb in his capacity as Chief Investment Officer and general partner of Visium Long Bias Fund, LP and disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(15)	Includes warrants exercisable for 61,864 shares of common stock at an exercise price of $9.24. Jacob Gottlieb in his capacity as Chief Investment Officer and general partner of Visium Long Bias Offshore Fund, Ltd and disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS
Overview
     The Company’s executive compensation program is intended to align executive goals and rewards with the Company and stockholder goals and progress. This description of compensation policies and practices applies to the Company’s Chief Executive Officer, Senior Vice President, Finance and Administration and Chief Financial Officer, and Vice President of Corporate and Business Development, who, together with the Company’s former Chief Executive Officer, former Senior Vice President, Medical Affairs and Chief Medical Officer and former Vice President, Corporate Affairs, are collectively referred to as the Named Executive Officers or NEOs.
Role of our Compensation Committee
     The Compensation Committee acts on behalf of the Board in fulfilling the Board’s responsibilities to oversee the Company’s compensation policies, plans and programs, and to review and determine the compensation to be paid to the Company’s executive officers and directors; compensation includes salary, bonuses, perquisites, equity incentives, severance arrangements, retirement benefits and other related benefits and benefit plans. The Compensation Committee is composed entirely of non-employee directors.
     Historically, the Compensation Committee has evaluated corporate performance objectives and made or proposed adjustments to annual compensation and determined bonus and equity awards at one or more meetings held during the first quarter of the year or at the end of the preceding year. However, the Compensation Committee also considers matters related to individual compensation, such as compensation for new executive hires, as well as high-level strategic issues, such as the efficacy of the Company’s compensation strategy, potential modifications to that strategy and new trends, plans or approaches to compensation, at various meetings throughout the year. Generally, the Compensation Committee’s process comprises two related elements: the evaluation of performance objectives and the determination of compensation levels. For executives other than the Chief Executive Officer, the Compensation Committee solicits and considers evaluations and recommendations submitted to the Committee by the Chief Executive Officer. In the case of the Chief Executive Officer, the evaluation of his performance is conducted by the Compensation Committee, which proposes to the Board adjustments to his compensation as well as awards to be granted.
Compensation Program Objectives
     The Company’s executive compensation program is designed to achieve the following objectives:
•	attract and retain talented and experienced executives in an extremely competitive labor market of biotechnology companies located in Northern California;

•	motivate and reward key contributors whose knowledge, skills and performance are critical to growing our business and advancing our programs;

•	provide a compensation package that includes performance-based rewards and aligns rewards with accomplishment of objectives;

•	provide performance-based rewards for the accomplishment of planned Company’s and/or individual’s achievement of goals;

•	ensure fairness among the executive management team by recognizing the contributions each executive makes to the Company’s progress and achievement of corporate goals; and

•	foster teamwork and a shared commitment among executives to overall corporate progress by aligning the Company’s and their individual goals.

Components of the Executive Compensation Program
For 2007, the principal components of the Company’s executive compensation program consisted of:
• base salary;

• eligibility for an annual cash bonus;

• eligibility for a special executive retention bonus tied to a strategic transaction;

• equity incentives in the form of stock options;

• severance protection; and

• other components of executive compensation.

     Base Salary. Base salary is intended to enable the Company to attract and retain executives with greater than average experience and skills, when compared to comparable biotechnology companies. For each executive position, the Company sets as its target base compensation between the 50th and 75th percentile of compensation compared to peer company data for benchmarked, comparable positions.
     Annual Cash Bonus. Cash bonuses reward accomplishment of annual Company goals critical to the achievement of its long-term goals and the individual’s achievement of functional and departmental goals for the functional organization that he or she manages. The Compensation Committee determines eligibility for annual cash bonuses by reference to target bonus amounts established for each executive position.
     Executive Retention Bonus. For 2007 only, the Compensation Committee approved a special bonus in connection with a contemplated strategic transaction which was intended to supplement the normal cash bonus and provide extra retention incentive in view of an anticipated strategic transaction following completion of which the retention of these certain executives was either known not to be likely or was uncertain.
     Stock Options. The Company grants stock options to its executives, as well as its employees, to provide long-term incentives that align the interests of its employees with the achievement of the Company’s long-term development programs and the interests of our stockholders over the long term. Given the time periods involved in biopharmaceutical development, the Company believes that these long-term incentives are critical to the Company’s success. The fair market value of our grants of equity awards is generally the closing price of our common stock on the effective date of approval of the grant by the Board or Compensation Committee.
     Severance Protection. The Company may make Termination and Change in Control payments to certain of its executive officers under certain circumstances. The Company determined that peer companies commonly offered comparable benefits. Given the risks associated with the biopharmaceutical industry and the increasing frequency of acquisitions in the industry, the Compensation Committee continues to believe that severance protection is necessary to attract and retain qualified executives. These potential benefits are more fully described below in the Potential Payments Upon Termination or Change in Control table.
     Other Components of Executive Compensation Program. The remaining components of the Company’s executive compensation program, like its broader employee compensation programs, are intended to make the Company’s overall compensation program competitive with those of its peer companies and include a 401(k) Plan, health insurance and life and disability insurance plans which are available to all Company employees.
     The Company utilizes short-term compensation, including base salary and cash bonuses, to recognize the experience, skills, knowledge and responsibilities required of each named executive officer, to meet competitive market conditions, and to motivate and reward key executives to perform. The Company may award annual performance bonuses of up to a percentage of the employee’s base salary depending upon achievement of annual goals and objectives. In 2007, the target bonus for each of the Named Executive Officers was up to 30% of base salary. In addition, equity incentives, through the grant of stock options, are designed to directly align interests of the executive officers with the interests of the stockholders over the long term and encourage the growth of stockholder value through upside potential. The Company addressed this through maintenance of equity ownership levels for the Chief Executive Officer consistent with market comparisons.
Competitive Market Review
     The Compensation Committee annually reviews executive compensation of the Named Executive Officers with those reported for peer companies in the Northern California biotechnology industry to ensure that total compensation (base salary, annual bonus targets and stock ownership) is market competitive, based on business and individual performance, as well as fair, based on internal equity in pay practices. The Company participates in an annual, national survey of executive compensation of approximately 550 biotechnology companies conducted by Radford Surveys + Consulting, a business unit of AON.
     The group of peer companies is selected annually and updated based on the criteria of similarly-sized companies by market capitalization, employee size, stage of development, and companies with which the Company regularly competes for talent. There were thirty-three public biotechnology and biopharmaceutical companies in the selected peer group for the 2007 compensation review and benchmarking process: Affymax, Inc., Avigen, Sciclone Pharmaceuticals, Alexza Pharmaceuticals, Cytokinetics, Nuvelo, Onyx Pharmaceuticals, Pharmacyclics, Renovis, Titan Pharmaceuticals, Xenoport, Aradigm, Cerus, Cotherix, Durect, Dynavax Technologies, Maxygen, Sunesis Pharmaceuticals, Supergen, Xenogen, Kosan Biosciences, Genelabs Technologies, Tercica, Threshold Pharmaceuticals, Cell Genesys, Telik, Rigel, Theravance, Connetics, Intermune, Genitope, CV Therapeutics and Exelixis.
     As the Company competes with larger biotechnology and pharmaceutical companies for talent in Northern California, a very competitive labor market, the Company’s philosophy is to use a guideline base compensation target generally between the 50th and 75th percentile of compensation compared to peer company data for benchmarked, comparable positions. This approach applies to the Named Executive Officers and generally to all positions company-wide, except that individual pay may range substantially below or above those percentiles depending upon job function, scope of responsibility, individual performance and experience, skills, contribution, and market factors when, in the judgment of management and/or the Compensation Committee, as appropriate, the value of the individual’s experience, performance and specific skill set justifies variation. In this way, competitively superior pay is given to those who earn it. As a result, the greatest retention value has been invested in the strongest performers.
Performance and Compensation Process
     At the beginning of each year, the Board of Directors in consultation with the Chief Executive Officer establishes corporate goals that it believes are the most significant objectives for the Company in the upcoming year and that are critical to the success of the Company in the short and long term. These corporate goals normally include departmental, functional goals as well as project-based, cross-functional goals. These corporate goals typically include associated timelines and are normally reviewed and may be updated or adjusted by the Board of Directors in consultation with the Chief Executive Officer at mid-year, if determined appropriate. In 2007, the corporate goals primarily revolved around an anticipated strategic transaction, but also included certain financial reporting goals connected with becoming current in SEC filings and remediating SOX deficiencies. The Company does not disclose the specific target levels for its performance goals as they contain competitively sensitive information and are not material to an understanding of compensation awards to the Named Executive Officers.
     The Compensation Committee considers actual results against the specific deliverables associated with the corporate goals, the extent to which each goal was a significant stretch goal for the organization, whether significant unforeseen obstacles or favorable circumstances altered the expected difficulty of achieving the desired results, and the extent to which economic assumptions underlying the performance targets were accurate. The corporate goals established by the Board in 2007 were intended to be moderately difficult to achieve. In reviewing performance against these “stretch” goals, the Compensation Committee realized that the achievement of the planned performance would be very difficult. Final determinations in regards to achievement of corporate goals for any given year is typically done in Committee meetings in the following year. Accordingly, no determination as to NEO performance in relation to 2007 goals has yet been performed.
     The Chief Executive Officer’s performance is evaluated 100% against achievement of the corporate goals, while the other Named Executive Officers’ performance is evaluated based 50% on the achievement of corporate goals and 50% upon achievement of specific individual goals related to the executive officers’ functional responsibilities. At the end of each year, the Chief Executive Officer and the other Named Executive Officers typically prepare a written self-assessment of their individual performance during the year, which is considered by their supervisor or in the case of the Chief Executive Officer, the Compensation Committee and the Board as part of the full assessment of performance. For the other Named Executive Officers, the Chief Executive Officer presents to the Compensation Committee management’s assessment of each named executive officer’s performance during the year, including the level of achievement of such individual’s specific goals and a summary of the accomplishments in the related functional area of responsibility, including mitigating factors in some cases and/or areas of significant accomplishment not anticipated in the goals. The Compensation Committee reviews and assesses the achievement of the corporate goals and, to the extent applicable, the individual accomplishments of the Named Executive Officers, in formulating annual compensation recommendations to the Board of Directors.

     In determining the long-term incentive component of executive compensation, the Compensation Committee considers the Company’s performance and the attainment of individual performance goals, the value of similar incentive awards given to executive officers of comparable companies, the awards given to the Named Executive Officers in past years, and percentage ownership which is vested and unvested. The Compensation Committee views stock option grants as the basis for long-term incentive compensation. Based on this, stock option grants for each executive officer are determined based on a consideration of percentage ownership of the Company taking into consideration market comparisons and a general view as to individual performance.
     The Compensation Committee’s determination of base salary increases, stock option grants, and performance bonuses are made after the performance review and a comparison to the benchmark data of corresponding executive positions in comparable, peer companies. The Chief Executive Officer is not present during the deliberations regarding his compensation.
Executive Compensation Actions
     As a result of the Company’s cash position and its inability to grant broad-based stock options to non-officers subsequent to its de-listing from Nasdaq, the Board of Directors deferred the award of stock options to Named Executive Officers in 2004 and 2005, and bonuses otherwise earned in 2005, into early 2007, when certain “catch-up” awards were made, as more fully described below. The 2006 and 2005 bonuses were expensed in our consolidated financial statements for 2006 and 2005 included in our 10-K reports filed with the SEC. Only executive officers who were still employed by the Company when the Compensation Committee approved the payment of these sums were eligible to receive these stock option awards and cash bonuses.
     James P. Panek, President and Chief Executive Officer
     Actions for 2005
•	Annual Performance Bonus. In February 2007, the Board of Directors awarded Mr. Panek a cash bonus of $55,000 related to 2005 performance (based upon achievement of the majority of corporate and his individual goals) representing 20% of his 2005 base salary.
     Actions for 2006
•	Base Salary. In July 2006, the Board of Directors approved a $16,110 increase in 2006 base salary to $284,608, retroactive to January 1, 2006, which represents a 6% increase from the prior year’s salary to provide for the estimated increase to maintain target market level compensation. In August 2006, the Board of Directors approved an additional $20,392 increase in 2006 base salary to $305,000, effective August 1, 2006, which represents an additional 7% increase in recognition of his promotion from Senior Vice President to Executive Vice President and the addition of new responsibilities.

•	Annual Performance Bonus. In February 2007, the Board of Directors awarded Mr. Panek a cash bonus of $45,750 related to 2006 performance (based solely upon achievement of his individual goals) representing 15% of his 2006 base salary.
     Actions for 2007
•	Base Salary. In January 2007, based on the recommendation of the Compensation Committee and in recognition of his promotion to the position of President and Chief Executive Officer, the Board of Directors approved a $85,000 increase in 2007 base salary to $390,000 effective January 1, 2007, which represents a 28% increase from the prior year’s salary.

•	Equity Incentives. In February 2007, the Compensation Committee granted Mr. Panek stock options exercisable for 120,000 shares with an exercise price of $2.23 per share in recognition of his promotion to President and Chief Executive Officer following Dr. Gordon’s resignation in January 2007 as well as his performance for 2006. The stock options vest in 48 equal monthly installments over the four (4) year period beginning on February 12, 2007. Also, in February 2007, the Compensation Committee awarded Mr. Panek stock options exercisable for 60,000, 60,000 and 60,000 shares each with an exercise price of $2.23 per share in lieu of annual grants in 2004, 2005 and 2006, respectively. These options were granted with effective vesting from March 1 of the respective year. Thus, the 2004, 2005 and 2006 grants were vested 75%, 50% and 25%, respectively, on the grant date of February 12, 2007 with the remaining balances vesting monthly over their respective remaining terms. Additionally, in February 2007, the Board of Directors implemented an option exchange program allowing current executive officers, at their election, to exchange all of their existing stock options for new options, at a ratio of one (1) new option share for each four (4) exchanged option shares, with vesting re-starting as of the date of the exchange. Mr. Panek elected to participate and received 40,000 new options in exchange for 160,000 old options, a reduction of 120,000 options. In February 2007, Mr. Panek also received retention incentives in the form of stock options and potential retention bonus payments as more fully described under “Executive Retention Program” below.
     Matthew J. Pfeffer, Senior Vice President, Finance and Administration and Chief Financial Officer
     Actions for 2006
•	Base Salary and Equity Incentives. Mr. Pfeffer joined the Company in March 2006 with a base salary of $275,000 and received a new hire grant for stock options exercisable for 120,000 shares with an exercise price of $8.58 per share. The stock options vest 25% upon Mr. Pfeffer’s completion of one (1) year of service on March 30, 2007 and the remaining balance of the stock options vest in 36 equal monthly installments over the ensuing three (3) year period.

•	Annual Performance Bonus. In February 2007, the Board of Directors awarded Mr. Pfeffer a cash bonus of $41,250 related to 2006 performance (based solely upon achievement of his individual goals) representing 15% of his 2006 base salary.
     Actions for 2007
•	Base Salary. In January 2007, based on the recommendation of the Compensation Committee, the Board of Directors approved a $25,000 increase in 2007 base salary to $300,000 effective January 1, 2007, which represents a 9% increase from the prior year’s salary.

•	Equity Incentives. In February 2007, the Compensation Committee granted Mr. Pfeffer stock options exercisable for 90,000 shares with an exercise price of $2.23 per share. The stock options vest in 48 equal monthly installments over the four (4) year period beginning on February 12, 2007. Additionally, in February 2007, the Board of Directors implemented an option exchange program allowing current executive officers, at their election, to exchange all of their existing stock options for new options, at a ratio of one (1) new option share for each four (4) exchanged option shares, with vesting re-starting as of the date of the exchange. Mr. Pfeffer elected to participate and received 30,000 new options in exchange for 120,000 old options, a reduction of 90,000 options. In February 2007, Mr. Pfeffer also received retention incentives in the form of stock options and potential retention bonus payments as more fully described under “Executive Retention Program” below.

     Piers C. Whitehead, Vice President, Corporate and Business Development
     Actions for 2005
•	Annual Performance Bonus. In February 2007, the Board of Directors awarded Mr. Whitehead a cash bonus of $55,000 related to 2005 performance (based upon achievement of the majority of corporate and his individual goals) representing 21% of his 2005 base salary.
     Actions for 2006
•	Base Salary. In July 2006, the Board of Directors approved a $11,577 increase in 2006 base salary to $268,827, retroactive to January 1, 2006, which represents a 5% increase from the prior year’s salary to provide for the estimated increase to maintain target market level compensation.

•	Annual Performance Bonus. In February 2007, the Board of Directors awarded Mr. Whitehead a cash bonus of $40,324 related to 2006 performance (based solely upon achievement of his individual goals) representing 15% of his 2006 base salary.
     Actions for 2007
•	Base Salary. In January 2007, based on the recommendation of the Compensation Committee, the Board of Directors approved an $11,173 increase in 2007 base salary to $280,000 effective January 1, 2007, which represents a 4% increase from the prior year’s salary.

•	Equity Incentives. In February 2007, the Compensation Committee granted Mr. Whitehead stock options exercisable for 45,000 shares with an exercise price of $2.23 per share. The stock options vest in 48 equal monthly installments over the four (4) year period beginning on February 12, 2007. Also, in February 2007, the Compensation Committee awarded Mr. Whitehead stock options exercisable for 45,000, 45,000 and 45,000 shares, respectively, each with an exercise price of $2.23 per share in lieu of annual grants in 2004, 2005 and 2006, respectively. These options were granted with effective vesting from March 1 of the respective year. Thus, the 2004, 2005 and 2006 grants were vested 75%, 50% and 25%, respectively, on the grant date of February 12, 2007 with the remaining balances vesting monthly over their respective remaining terms. Additionally, in February 2007, the Board of Directors implemented an option exchange program allowing current executive officers, at their election, to exchange all of their existing stock options for new options, at a ratio of one (1) new option share for each four (4) exchanged option shares, with vesting re-starting as of the date of the exchange. Mr. Whitehead elected to participate and received 36,250 new options in exchange for 145,000 old options, a reduction of 108,750 options. In February 2007, Mr. Whitehead also received retention incentives in the form of stock options and potential retention bonus payments as more fully described under “Executive Retention Program” below.
     Lance K. Gordon, Ph.D., Former President and Former Chief Executive Officer
     Actions for 2006
•	Base Salary. In July 2006, the Board of Directors approved a $20,000 increase in 2006 base salary to $420,000, retroactive to January 1, 2006, which represents a 5% increase from the prior year’s salary to provide for the estimated increase to maintain target market level compensation.

•	Annual Performance Bonus. No bonus was awarded to Dr. Gordon for 2006 performance.

•	Equity Incentives. No options were granted to Dr. Gordon in 2006.
     Actions for 2007
•	Dr. Gordon resigned from the Company in January 2007. In February 2007, Dr. Gordon entered into a resignation agreement with the Company pursuant to which he granted a release in favor of VaxGen. In accordance with his Amended Agreement and the resignation agreement, Dr. Gordon received total severance compensation of $578,354 consisting of his base salary of $420,000 payable over twelve months beginning in March 2007; vesting acceleration of $68,752 for his then-unvested shares (consisting of 18,750 shares with an exercise price of $5.50 per share); consulting fees of $70,000 for two months of services provided to the Company; accrued paid-time-off benefits of $6,730; and $12,872 of COBRA health care continuation, paid by VaxGen through December 31, 2007.
Marc J. Gurwith, M.D., Former Senior Vice President, Medical Affairs and Former Chief Medical Officer
     Actions for 2005
•	Annual Performance Bonus. In February 2007, the Board of Directors awarded Dr. Gurwith a cash bonus of $55,000 related to 2005 performance (based upon achievement of the majority of corporate and his individual goals) representing 21% of his 2005 base salary.
     Actions for 2006
•	Base Salary. In July 2006, the Board of Directors approved a $13,409 increase in 2006 base salary to $281,579, retroactive to January 1, 2006, which represents a 5% increase from the prior year’s salary to provide for the estimated increase to maintain target market level compensation.

•	Annual Performance Bonus. In February 2007, the Board of Directors awarded Dr. Gurwith a cash bonus of $42,237 related to 2006 performance (based solely upon achievement of his individual goals) representing 15% of his 2006 base salary.
     Actions for 2007
•	Dr. Gurwith resigned his position in November of 2007. See footnote to Potential Payments upon Termination or Change in Control table below for actions taken in 2007 regarding termination payments to Dr. Gurwith.

•	Base Salary. In January 2007, based on the recommendation of the Compensation Committee, the Board of Directors approved an $8,421 increase in 2007 base salary to $290,000 effective January 1, 2007, which represents a 3% increase from the prior year’s salary.

•	Equity Incentives. In February 2007, the Compensation Committee granted Dr. Gurwith stock options exercisable for 45,000 shares with an exercise price of $2.23 per share. The stock options vest in 48 equal monthly installments over the four (4) year period beginning on February 12, 2007. Also, in February 2007, the Compensation Committee awarded Dr. Gurwith stock options exercisable for 45,000, 45,000 and 45,000 shares, each with an exercise price of $2.23 per share in lieu of annual grants in 2004, 2005 and 2006, respectively. These options were granted with effective vesting from March 1 of the respective year. Thus, the 2004, 2005 and 2006 grants were vested 75%, 50% and 25%, respectively, on the grant date of February 12, 2007 with the remaining balances vesting monthly over their respective remaining terms. Additionally, in February 2007, the Board of Directors implemented an option exchange program allowing current executive officers, at their election, to exchange all of their existing stock options for new options, at a ratio of one (1) new option share for each four (4) exchanged option shares, with vesting re-starting as of the date of the exchange. Dr. Gurwith elected to participate and received 42,500 new options in exchange for 170,000 old options, a reduction of 127,500 options. In February 2007, Dr. Gurwith also received retention incentives in the form of stock options and potential retention bonus payments as more fully described under “Executive Retention Program” below.
Roland Lance Ignon, Vice President, Corporate Affairs
     Actions for 2005
•	Annual Performance Bonus. In February 2007, the Board of Directors awarded Mr. Ignon a cash bonus of $50,000 related to 2005 performance (based upon achievement of the majority of corporate and his individual goals) representing 28% of his 2005 base salary.
     Actions for 2006
•	Base Salary. In July 2006, the Board of Directors approved a $45,000 increase in 2006 base salary to $245,000, retroactive to January 1, 2006, which represents a 23% increase from the prior year’s salary to provide for the estimated increase to maintain target market level compensation.

•	Annual Performance Bonus. In February 2007, the Board of Directors awarded Mr. Ignon a cash bonus of $36,750 related to 2006 performance (based solely upon achievement of his individual goals) representing 15% of his 2006 base salary.
     Actions for 2007
•	Mr. Ignon resigned his position in September of 2007. See footnote to Potential Payments upon Termination or Change in Control table below for actions taken in 2007 regarding termination payments to Mr. Ignon.

•	Base Salary. In January 2007, based on the recommendation of the Compensation Committee, the Board of Directors approved a $10,000 increase in 2007 base salary to $255,000 effective January 1, 2007, which represents a 4% increase from the prior year’s salary.

•	Equity Incentives. In February 2007, the Compensation Committee granted Mr. Ignon stock options exercisable for 30,000 shares with an exercise price of $2.23 per share. The stock options vest in 48 equal monthly installments over the four (4) year period beginning on February 12, 2007. Also, in February 2007, the Compensation Committee awarded Mr. Ignon stock options exercisable for 30,000, 40,000 and 40,000 shares, each with an exercise price of $2.23 per share in lieu of annual grants in 2004, 2005 and 2006, respectively. These options were granted with effective vesting from March 1 of the respective year. Thus, the 2004, 2005 and 2006 grants were vested 75%, 50% and 25%, respectively, on the grant date of February 12, 2007 with the remaining balances vesting monthly over their respective remaining terms. Additionally, in February 2007, the Board of Directors implemented an option exchange program allowing current executive officers, at their election, to exchange all of their existing stock options for new options, at a ratio of one (1) new option share for each four (4) exchanged option shares, with vesting re-starting as of the date of the exchange. Mr. Ignon elected to participate and received 29,925 new options in exchange for 119,700 old options, a reduction of 89,775 options. In February 2007, Mr. Ignon also received retention incentives in the form of stock options and potential retention bonus payments as more fully described under “Executive Retention Program” below.

Equity Grant Practices
     Our equity grant date practices require that stock options and other equity compensation have prices determined based on the fair market value on the date of grant. The fair market value of our grants of equity awards is the closing price of our common stock on the effective date of approval of the grant by the Board or Compensation Committee. In February 2006, the Board of Directors authorized a modification to options held by employees who left the Company such that they would be permitted to exercise their options up to 90 days after the date the Company is listed on a national stock exchange. Such modification also applies to the executive officers of the Company.
Option Exchange Program
     In February 2007, the Board implemented an option exchange program in which current executive officers were able to exchange all of their existing stock options for new options, at a ratio of one (1) new option share for each four (4) exchanged option shares, with vesting re-starting as of the date of the exchange, and the exercise price of the new options equal $2.23 per share, the fair market value of one share of our common stock on February 12, 2007. All eligible executive officers elected to participate in the program.
Executive Retention Program
     In February 2007, the Board, at the recommendation of its Compensation Committee, adopted an executive retention program. The Board determined that it was imperative to retain the Company’s current executives to negotiate and execute any potential transaction that was in the best interests of stockholders. The retention program consists of a special stock option award and conditional cash payments.
     Special retention stock option awards were granted to the Company’s current executives effective February 12, 2007 with an exercise price of $2.23, the closing market price of the Company’s common stock on that date. Each option award will vest monthly on a pro-rata basis over a 48-month period in accordance with the Company’s normal option vesting policy.
     The respective awards are as shown below:

Name	Number of Shares

James P. Panek	200,000
Matthew J. Pfeffer	200,000
Piers C. Whitehead	100,000
     The cash retention bonus payments under the retention program comprises two parts, each dependent upon the executive remaining a regular full-time employee of the Company in good standing at the time the condition is met. In addition, the second of the two retention bonus payments of the same amount would be made only to the extent its amount exceeds the intrinsic value of the then exercisable special retention stock options awarded under this program. The first payments under this program were made in July, 2007 and the second and final payments in the amounts shown are anticipated in early 2008.
     The amount of each retention bonus is shown below:

Name	Retention Bonus Payments

James P. Panek	$78,000
Matthew J. Pfeffer	60,000
Piers C. Whitehead	56,000

Employment Agreements
     In September 2006, the Company entered into an Amended and Restated Employment Agreement, or Amended Agreements, with each of its then-current executive officers, as follows: Lance K. Gordon, President and CEO; Matthew J. Pfeffer, Senior Vice President, Finance and Administration and CFO; James P. Panek, Executive Vice President; Marc J. Gurwith, M.D., Senior Vice President, Medical Affairs and Chief Medical Officer; Piers C. Whitehead, Vice President, Corporate and Business Development; and Roland Lance Ignon, Vice President, Corporate Affairs. The Amended Agreements conform all past agreements to the form of agreement currently in use. As such, they replaced and superseded any prior employment agreement between each such executive and VaxGen. Both the prior and current agreements entitled the Company’s executive officers to similar amounts of benefits. In addition, as per both the Amended Agreement and previous employment agreements, each executive is eligible, subject to the discretion of VaxGen’s Board of Directors, to receive an annual performance bonus of up to 30 percent of his annual base salary.
     Pursuant to the Amended Agreement, each executive’s employment relationship is at-will. As such, each executive’s employment and/or the Amended Agreement may be terminated with or without cause and with or without advance notice, at any time by either executive or by VaxGen. If an executive’s employment with VaxGen is terminated without cause, or the executive resigns due to reason(s) defined in the Amended Agreement as Good Reason Resignation, or Good Reason, the executive would be entitled to receive as severance 12 months of his base salary as then in effect, less standard withholdings and deductions, and all of the executive’s outstanding unvested stock options or other equity awards would be accelerated and become immediately exercisable. If an executive’s employment is terminated without cause or if he resigns for Good Reason within 13 months of a change of control, as defined in the Amended Agreement, then in addition to the benefits described in the previous sentence, the executive will also be eligible to receive a bonus payment equal to up to 30 percent of his salary on a prorated basis, provided that such bonus payment was not already paid for the year of termination.
     Good Reason Resignation includes resignation due to (1) a material breach of any of the terms of the Amended Agreement by the Company which causes material harm to the executive and which continues to be unresolved after 30 days; (2) demotion of the executive; (3) a significant relocation of the executive’s place of work; (4) a reduction of the executive’s salary or performance bonus potential; (5) a material reduction in the employee benefits made available to the executive; or (6) the failure of a successor company to assume the obligations of the Amended Agreement; all as defined in the Amended Agreement.
     Under the terms of the Amended Agreement, each of the executives will also enter into an indemnity agreement with VaxGen. The indemnity agreement will provide, among other things, that VaxGen will indemnify the executive, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he may be required to pay in actions or proceedings to which he is or may be made a party by reason of his position as a director, officer, employee or other agent of VaxGen, and otherwise to the fullest extent permitted under Delaware law and VaxGen’s bylaws. VaxGen has also entered into this form of indemnity agreement with its current directors, and intends to enter into this indemnity agreement with its future directors and executive officers.
Defined Contribution Plans
     We have a 401(k) Retirement Plan, as amended, or 401(k) Plan, which covers substantially all full-time employees, including executive officers of the Company. The 401(k) Plan permits eligible employees to defer a percentage of their annual compensation, subject to certain limitations imposed by the Code. We may match a portion of employee contributions with Company common stock or cash. In 2007, plan participants were permitted to contribute up to 100% of their eligible annual compensation up to a specified maximum of $15,000; those aged 50 and older were permitted to make an additional catch-up deferral contribution up to $5,000. Plan participants who make contributions to the 401(k) Plan receive matching contributions at the end of each quarter based on a pre-determined formula. In 2007, the NEOs participated in the 401(k) Plan.

Other Elements of Compensation
     Health Insurance
     We provide comprehensive health insurance benefits for all our eligible employees and their eligible dependents, including executive officers. Upon termination, all eligible employees, including executive officers, are eligible for continuation coverage in accordance with federal COBRA law or applicable state law, at their own expense.
     Life and Disability Insurance
     We provide life and disability insurance for our employees including executive officers. We do not maintain key person insurance on any of our executive officers.
     Perquisites
     From time to time, the Board may grant perquisites to certain executive officers; however, no perquisites have been granted to any named executive officer in 2007 which aggregated $10,000 or more.

     The following table shows compensation awarded to, paid to or earned by, Company’s Chief Executive Officer, Senior Vice President, Finance and Administration and Chief Financial Officer, and Vice President of Corporate and Business Development, the Company’s former Chief Executive Officer, former Senior Vice President, Medical Affairs and Chief Medical Officer, and former Vice President, Corporate Affairs, who together are collectively referred to as the Named Executive Officers or NEOs, at December 31, 2007:
SUMMARY COMPENSATION TABLE

				Non-Equity
				Incentive		All Other
				Plan		Annual
		Salary	Option Awards	Compensation		Compensation		Total
Name and Principal Position	Year	($)	($)(6)	($)(5)		($)		($)
James P. Panek (1)	2007	390,000	317,623	256,750	(14)	9,000	(7)	973,373
President and Chief Executive Officer	2006	293,441	79,831	45,750		68,643	(11)	486,665

Matthew J. Pfeffer	2007	300,000	280,536	161,250	(15)	9,000	(7)	750,786
Senior Vice President, Finance and Administration and Chief Financial Officer	2006	210,481	154,413	41,250		8,419	(7)	414,563

Piers C. Whitehead	2007	280,000	188,292	207,324	(16)	9,000	(7)	684,616
Vice President, Corporate and Business Development	2006	268,827	80,461	40,324		53,256	(13)	442,868

Lance K. Gordon (2)	2007	7,000	68,752	—		478,157	(8)	553,908
Former President and Former Chief Executive Officer	2006	453,147	113,882	—		8,800	(7)	575,829

Marc J. Gurwith (3)	2007	265,833	547,226	213,237		78,709	(9)	1,105,005
Former Senior Vice President, Medical Affairs	2006	281,579	22,536	42,237		64,370	(12)	410,722

Ronald Lance Ignon (4)	2007	160,047	466,879	148,579		116,083	(10)	891,588
Former Vice President, Corporate Affairs	2006	246,766	24,662	36,750		8,800	(7)	316,978

(1)	Mr. Panek was promoted to Chief Executive Officer in January 2007.

(2)	Dr. Gordon’s employment with the Company terminated in January 2007.

(3)	Dr. Gurwith’s employment with the Company terminated in November 2007.

(4)	Mr. Ignon’s employment with the Company terminated in September 2007.

(5)	Includes retention bonus for 2007 and annual performance bonuses for 2006 and 2005 that were approved and paid in February 2007.

(6)	This relates to the compensation cost we recognized in 2007 on stock options granted in 2007 and in prior years. Please see Note 2, Summary of Significant Accounting Policies and Note 10, Stock Options and Warrants elsewhere in this Annual Report for our accounting policy regarding FAS 123R and our valuation of option awards, respectively, in accordance with FAS 123R. Please see the “Grant of Plan-Based Awards” table below for option awards granted in 2007.

(7)	Includes 401(k) Plan Company matching contributions.

(8)	Includes $343,000 in severance, $70,000 in consulting fees, $62,077 in paid-time-off payout and $3,080 in 401(k) Plan Company matching contributions.

(9)	Includes $24,167 in severance, $45,542 in paid-time-off payout and $9,000 in 401(k) Plan Company matching contributions.

(10)	Includes $74,375 in severance, $35,306 in paid-time-off payout and $6,402 in 401(k) Plan Company matching contributions.

(11)	Includes $8,800 in 401(k) Plan Company matching contributions and a $59,843 payment under the terminated 2001 Purchase Plan.

(12)	Includes $8,800 in 401(k) Plan Company matching contributions and a $55,570 payment under the terminated 2001 Purchase Plan.

(13)	Includes $8,800 in 401(k) Plan Company matching contributions and a $44,456 payment under the terminated 2001 Purchase Plan.

(14)	Includes $78,000, which has been accrued and will be paid upon the stockholder vote in connection with VaxGen’s proposed merger with Raven biotechnologies, inc.

(15)	Includes $60,000, which has been accrued and will be paid upon the stockholder vote in connection with VaxGen’s proposed merger with Raven biotechnologies, inc.

(16)	Includes $56,000, which has been accrued and will be paid upon the stockholder vote in connection with VaxGen’s proposed merger with Raven biotechnolgies, inc.

     The following table shows certain information regarding grants of plan-based awards to the NEOs for the year ended December 31, 2007:
GRANTS OF PLAN-BASED AWARDS IN 2007

					All Other
					Option
					Awards:
					Number of
		Estimated Future Payouts Under Non-Equity			Securities	Exercise or	Grant Date
		Incentive Plan Awards			Underlying	Base Price of	Fair Value of
		Threshold	Target	Maximum	Options	Option Awards	Option Awards
Name	Grant Date	($)	($)	($)	(#)(1)	($/Sh)	($)

James P. Panek	2/12/2007				540,000	2.23	955,100
President and Chief Executive Officer			117,000	117,000

Matthew J. Pfeffer	2/12/2007				320,000	2.23	1,163,472
Senior Vice President, Finance and			90,000	90,000
Administration and Chief Financial Officer

Piers C. Whitehead	2/12/2007				316,250	2.23	506,921
Vice President, Corporate and			84,000	84,000
Business Development

Lance K. Gordon	—	—	—	—	—	—	—
Former President and Former Chief Executive Officer

Marc J. Gurwith	2/12/2007				322,500	2.23	544,571
Former Senior Vice President,
Medical Affairs

Roland Lance Ignon	2/12/2007				269,925	2.23	464,920
Former Vice President,
Corporate Affairs

(1)	Special retention stock option awards were granted to the Company’s current executives effective February 12, 2007. Each option award vests monthly on a pro-rata basis over a 48-month period in accordance with the Company’s normal option vesting policy. The respective awards are as shown below:

Name	Number of Shares
James P. Panek	200,000
Matthew J. Pfeffer	200,000
Piers C. Whitehead	100,000
Marc J. Gurwith	100,000
Roland Lance Ignon	100,000
The remainder of the option awards in 2007 were part of an option exchange program in which current executive officers were able to exchange all of their existing stock options for new options, at a ratio of one (1) new option share for each four (4) exchanged option shares, with vesting re-starting as of the date of the exchange, and the exercise price of the new options equal $2.23 per share, the fair market value of one share of our common stock on February 12, 2007. All eligible executive officers elected to participate in the program.

     The following table shows certain information regarding outstanding option awards at December 31, 2007 for the NEOs (there are no stock awards outstanding):
OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2007

	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option
	Options	Options	Exercise	Option
	(#)	(#)	Price	Expiration
Name	Exercisable	Unexercisable	($)	Date
James P. Panek	202,498	337,502	2.23	2/12/2017	(1)
Executive Vice President, Manufacturing Operations

Matthew J. Pfeffer	66,666	253,334	2.23	2/12/2017	(1)
Senior Vice President, Finance and Administration and Chief Financial Officer

Piers C. Whitehead	133,384	182,866	2.23	2/12/2017	(1)
Vice President, Corporate and Business Development

Lance K. Gordon	400,000	—	14.90	9/06/2011
President and Chief	75,000	—	5.74	7/22/2012
Executive Officer	100,000	—	5.50	9/10/2013

Marc J. Gurwith	322,500	—	2.23	2/12/2017
Former Senior Vice President, Medical Affairs

Roland Lance Ignon	269,925	—	2.23	2/12/2017
Former Vice President, Corporate Affairs

(1)	Each option award vests monthly on a pro-rata basis over a 48-month period in accordance with the Company’s normal option vesting policy.
     No Named Executive Officer exercised an option during the year ended December 31, 2007. No Named Executive Officer acquired or vested in a stock award during the year ended December 31, 2007.

     Termination or Change in Control
     Pursuant to the Amended Agreements, each executive’s employment relationship is at-will. As such, each executive’s employment and/or the Amended Agreement may be terminated with or without cause and with or without advance notice, at any time by either the executive or by VaxGen. If an executive’s employment with VaxGen is terminated without cause or the executive resigns for Good Reason, the executive would be entitled to receive as severance 12 months of his base salary as then in effect, less standard withholdings and deductions, and all of the executive’s outstanding unvested stock options or other equity awards would be accelerated and become immediately exercisable. If an executive’s employment is terminated without cause or if he resigns for Good Reason within 13 months of a change of control, as defined in the Amended Agreements, then in addition to the benefits described in the previous sentence, the executive will also be eligible to receive a bonus payment equal to up to 30 percent of his salary on a prorated basis, provided that such bonus payment was not already paid for the year of termination.
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL
AT DECEMBER 31, 2007

		Termination without	Termination without Cause by the
		Cause by the Company	Company or Good Reason Resignation
		or Good Reason	(in connection with a Change in
		Resignation	Control)
Name		$ (1)	$ (1)
James P. Panek, Chief Executive Officer
Base Salary	(2)	390,000	390,000
Vesting acceleration	(3)	678,337	678,337
Pro-rated bonus	(4)	—	117,000

		1,068,337	1,185,337

Matthew J. Pfeffer, Senior Vice President, Finance and Administration and CFO
Base Salary	(2)	300,000	300,000
Vesting acceleration	(3)	1,545,903	1,545,903
Pro-rated bonus	(4)	—	90,000

		1,845,903	1,935,903

Piers C. Whitehead, Vice President, Corporate and Business Development
Base Salary	(2)	280,000	280,000
Vesting acceleration	(3)	327,104	327,104
Pro-rated bonus	(4)	—	84,000

		607,104	691,104

ACTUAL PAYMENTS UPON TERMINATION

Marc J. Gurwith, Former Senior Vice President, Medical Affairs (5)
Base Salary	(2)	290,000	—
Vesting acceleration	(3)	7,286	—
Pro-rated bonus	(4)	58,000	—
Other		59,033	—

		414,319	—

Roland Lance Ignon, Former Vice President, Corporate Affairs (6)
Base Salary	(2)	255,000	—
Vesting acceleration	(3)	11,613	—
Pro-rated bonus	(4)	13,700	—
Other		53,900	—

		334,283	—

Lance K. Gordon, Former President and CEO (7)
Base Salary	(2)	420,000	—
Vesting acceleration	(3)	68,752	—
Pro-rated bonus	(4)	—	—
Other		89,602	—

		578,354	—

(1)	Amounts shown for potential payments assume the triggering event took place on the last business day of VaxGen’s last completed fiscal year i.e. December 31, 2007. On that date, the closing price of the Company’s common stock was $0.55.

(2)	Severance pay equal to 12 months of base salary.

(3)	Compensation cost to the Company resulting from the accelerated vesting of unvested stock options.

(4)	Maximum potential “pro-rated bonus” for which the executive may be eligible if he resigns for Good Reason or if he is terminated without cause 13 months after a Change in Control.

(5)	Dr. Gurwith resigned from the Company in November 2007. In January 2008, Dr. Gurwith and the Company agreed upon the terms of a resignation agreement pursuant to which he will grant a release in favor of VaxGen. In accordance with his Amended Agreement and this resignation agreement, Dr. Gurwith will receive total severance compensation of $414,319 consisting of his base salary of $290,000 payable over twelve months beginning in December 2007; 2007 second retention bonus of $58,000; vesting acceleration of $7,286 for his then-unvested shares (consisting of 194,535 shares with an exercise price of $2.23 per share); accrued paid-time-off benefits of $45,542; and $13,491 of COBRA health care continuation, paid by VaxGen through December 31, 2008.

(6)	Mr. Ignon resigned from the Company in September 2007. In September 2007, Mr. Ignon entered into a resignation agreement pursuant to which he granted a release in favor of VaxGen. In accordance with his Amended Agreement and this resignation agreement, Mr. Ignon will receive total severance compensation of $334,283 consisting of his base salary of $255,000 payable over twelve months beginning in October 2007; 2007 pro-rata second retention bonus of $13,770; vesting acceleration of $11,613 for his then-unvested shares (consisting of 183,066 shares with an exercise price of $2.23 per share); accrued paid-time-off benefits of $35,306; and $18,594 of COBRA health care continuation, paid by VaxGen through September 30, 2008.

(7)	Dr. Gordon resigned from the Company in January 2007. In February 2007, Dr. Gordon entered into a resignation agreement with the Company pursuant to which he granted a release in favor of VaxGen. In accordance with his Amended Agreement and the resignation agreement, Dr. Gordon received total severance compensation of $578,354 consisting of his base salary of $420,000 payable over twelve months beginning in March 2007; vesting acceleration of $68,752 for his then-unvested shares (consisting of 18,750 shares with an exercise price of $5.50 per share); consulting fees of $70,000 for two months of services provided to the Company; accrued paid-time-off benefits of $6,730; and $12,872 of COBRA health care continuation, paid by VaxGen through December 31, 2007.

Compensation of Directors
     Each member of the Board of Directors, or Board, who is not the chairman of the Board, the chairman of any committee or a member of any committee receives a $25,000 annual retainer. The chairman of the Board receives a $50,000 annual retainer. The chairman of the Audit Committee receives a $38,000 annual retainer. The chairman of the Board’s committees other than the Audit Committee receives a $35,000 annual retainer; and members of a committee of the Board who are not a committee chairman receive $34,000. The members of the Board of Directors are also eligible for reimbursement for their expenses incurred in attending meetings of the Board of Directors in accordance with Company policy.
     Effective January 1, 2007, each member of the Board receives a $25,000 annual retainer. In addition, the chairman of the Board receives an additional $25,000 annual retainer. The chairmen of the Audit Committee, Compensation Committee and Nominating and Governance Committee receive an additional $15,000, $10,000 and $5,000 annual retainer, respectively. Each member, who is not the chairman, of the Audit Committee, Compensation Committee and Nominating and Governance Committee receives an additional $7,500, $5,000 and $2,500 annual retainer, respectively. In addition, the chairman of the Strategic Transactions Committee received $45,000 per quarter for the first two quarters of 2007, and $35,000 per quarter thereafter, and other members of the Strategic Transactions Committee received $35,000 per quarter for the first two quarters of 2007, and $25,000 per quarter thereafter. The members of the Board of Directors are also eligible for reimbursement for their expenses incurred in attending meetings of the Board of Directors in accordance with Company policy.
     Each non-employee director of the Company is also eligible to receive stock option grants under the 1998 Director Stock Option Plan, or Director Plan. Only non-employee directors of the Company are eligible to receive options under the Director Plan. Options granted under the Director Plan are intended by the Company not to qualify as incentive stock options under the Internal Revenue Code. The Company suspended the grant of any options to non-employee directors of the Company under the Director Plan in 2005. For the year ended December 31, 2007, no options had been exercised under the Director Plan. The Board did not award options to any of the directors during the year ended December 31, 2007.
     In February 2007, in lieu of grants under the Director Plan, the Company awarded options to the outside directors of the Board under the 1996 Plan. A total of 235,000 options were granted to the directors with exercise prices equal to the fair market value of VaxGen’s common stock on the grant date. Two directors received initial option grants of 30,000 options, as they had joined the Board in 2005 and had not previously received grants, and annual grants of 17,500 options for service during 2006. All other directors received annual grants of 17,500 options for service during each of the years ended December 31, 2007 and 2005. Option shares vest monthly over four years from the grant date.
     The following table shows certain information with respect to the compensation of all non-employee directors of the Company for the year ended December 31, 2007:
DIRECTOR COMPENSATION FOR FISCAL YEAR 2007

	Fees Earned
	or Paid in	Option
	Cash	Awards	Total
Name of Director	($)	($) (1)	($)
Randall L-W. Caudill, D. Phil.	166,043	13,945	179,988
Franklin M. Berger, CFA	186,669	13,945	200,614
Jack M. Anthony	41,051	6,019	47,070
Michel Greco	34,750	13,945	48,695
Myron M. Levine, M.D.	29,125	83,901	113,026
Kevin L. Reilly	32,875	18,926	51,801
Eve E. Slater, M.D., F.A.C.C.	22,250	18,926	41,176

(1)	This relates to the compensation cost we recognized in 2007 on stock options granted in 2007 and prior years. Please see Note 2, Summary of Significant Accounting Policies and Note 12, Stock Options and Warrants, in our 2006 Annual Report for our accounting policy regarding FAS 123R and our valuation of option awards, respectively, in accordance with FAS 123R.

Compensation Committee Interlocks and Insider Participation
     None of the members of our Compensation Committee was, at any time since our formation, an officer or employee of VaxGen. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.
COMPENSATION COMMITTEE REPORT
     Our Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, our Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this prospectus.
     COMPENSATION COMMITTEE
Franklin M. Berger, CFA, Chairman
Randall L-W. Caudill, D. Phil.
Michel Greco

Principal Stockholders
The following table sets forth to the best of our knowledge certain information regarding the ownership of the Company’s common stock as of December 31, 2007 by: (i) each director; (ii) our Chief Executive Officer, Chief Financial Officer and our additional executive officer as of December 31, 2007, together with our Former Chief Executive Officer and our Former Senior Vice President Medical Affairs & Chief Medical Officer, together referred to as the Named Executive Officers; (iii) all current executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its common stock. Unless otherwise noted, the address for the person or entity listed in the table is c/o VaxGen, Inc., 349 Oyster Point Blvd., South San Francisco, California, 94080.
We have determined beneficial ownership according to the SEC rules and generally that means a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, and includes options, warrants or convertible securities that are currently exercisable or exercisable within 60 days of December 31, 2007. Shares of common stock subject to stock options, warrants or convertible securities currently exercisable or exercisable within 60 days of December 31, 2007 are deemed to be outstanding for computing the percentage ownership of the person holding these options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, we believe the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. All information with respect to beneficial ownership has been furnished to us by the selling stockholders.
The percentages of shares beneficially owned are based on 33,106,523 shares of our common stock outstanding as of December 31, 2007.

	Beneficial Ownership (1)
	Number of	Percent of
Beneficial Owner	Shares	Total
Entities affiliated with Gruber & McBaine Capital Management, LLC, 50 Osgood Place, Penthouse, San Francisco, CA, 94133 (2)	4,522,019	13.7
Entities affiliated with Ardsley Advisory Partners, 262 Harbor Drive, 4th Floor, Stamford, CT, 06902 (3)	1,800,000	5.4
QVT Financial GP LLC (7)	1,707,400	5.2

Directors and Executive Officers
Randall L-W. Caudill, Chairman of the Board and Director (4),(5)	74,567	*
Lance K. Gordon, Former President, Former Chief Executive Officer and Former Director (4),(6)	578,071	1.7

Franklin M. Berger, Director (4)	38,750	*
Michel Greco, Director (4)	48,750	*
Myron M. Levine, Director (4)	33,750	*
Kevin L. Reilly, Director (4)	11,875	*
Marc J. Gurwith, Senior Vice President, Medical Affairs and Chief Medical Officer (4),(6)	339,120	*
James P. Panek, President, Chief Executive Officer and Director (4)	246,972	*
Matthew J. Pfeffer, Chief Financial Officer and Senior Vice President, Finance and Administration (4)	100,000	*
Piers C. Whitehead, Vice President, Corporate and Business Development (4)	176,885	*

All executive officers and directors as a group (8 persons) (4)	731,549	2.2

*	Less than one percent.

(1)	This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 33,106,523 shares outstanding on December 31, 2007 adjusted as required by rules promulgated by the SEC.

(2)	Gruber & McBaine Capital Management, LLC, or GMCM, is a registered investment advisor whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Stock. Jon D. Gruber, or Gruber, and J. Patterson McBaine, or McBaine, are the Managers, controlling persons and portfolio managers of GMCM. Lagunitas Partners is an investment limited partnerships of which GMCM is the general partner.

(3)	Ardsley Advisory Partners, a New York general partnership, or Ardsley, serves as Investment Manager of Ardsley Offshore Fund Ltd., a British Virgin Islands Corporation, or Ardsley Offshore, and as Investment Adviser of Ardsley Partners Fund II,

L.P., a Delaware limited partnership, or AP II, Ardsley Partners Institutional Fund, L.P., a Delaware limited partnership, or Ardsley Institutional, and certain managed accounts, with respect to the common stock directly owned by Ardsley Offshore, AP II, Ardsley Institutional and the managed accounts. Ardsley Partners I, a New York general partnership, or Ardsley Partners, serves as General Partner of Ardsley, AP II and Ardsley Institutional. Philip J. Hempleman, the managing partner of Ardsley and of Ardsley Partners may, by virtue of his position as managing partner, be deemed to have power to direct the voting and disposition of the Common Stock held or controlled by Ardsley, Ardsley Partners, AP II, Ardsley Institutional, Ardsley Offshore and the managed accounts. Mr. Hempleman disclaims beneficial ownership of such common stock, other than the portion of such shares which relates to his individual economic interest in AP II or shares he owns individually.

(4)	Includes options under the Company’s stock option plans potentially exercisable within 60 days of December 31, 2007 for the following number of shares: Dr. Caudill — 62,567; Dr. Gordon — 575,000; Mr. Berger — 38,750; Mr. Gréco — 48,750; Dr. Levine — 33,750; Mr. Reilly — 11,875; Dr. Gurwith — 322,500; Mr. Panek — 224,999; Mr. Pfeffer — 80,000; Mr. Whitehead — 146,562; and all executive officers and directors as a group — 647,253.

(5)	Includes 1,000 shares owned by Dr. Caudill’s wife. Dr. Caudill disclaims beneficial ownership of these 1,000 shares except to the extent of any pecuniary interest therein.

(6)	Dr. Gordon’s employment with the Company terminated in January 2007; and Dr. Gurwith’s employment with the Company terminated in November 2007.

(7)	QVT Financial LP (“QVT Financial”) is the investment manager for the several funds (each a “Fund” and collectively, the “Funds”), which beneficially own an aggregate amount of 1,707,400 shares of Common Stock, consisting of 153,855 shares of Common Stock owned by Quintessence Fund L.P., 311,423 shares owned by QVT Associates LP, 737,734 shares owned by QVT Overseas Ltd., 306,649 shares owned by QVT Global II L.P. and 54,127 shares owned by Quintessence Global II L.P. QVT Financial is also the investment manager for a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”), which holds 143,612 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Funds and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 1,707,400 shares of Common Stock, consisting of the shares owned by each of the Funds and the shares held in the Separate Account. QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. Each of QVT Financial and QVT Financial GP LLC disclaims beneficial ownership of the shares of Common Stock owned by each of the Funds.

DESCRIPTION OF SECURITIES
DESCRIPTION OF CAPITAL STOCK
This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our restated certificate of incorporation, as amended, our certificate of designations, and all applicable provisions of Delaware law.
Our authorized capital stock consists of 65,000,000 shares of common stock, $0.01 par value, and 20,000,000 shares of preferred stock, $0.01 par value, of which 20,500 shares have been designated Series A 6% Cumulative Convertible preferred stock , or Series A Preferred Stock. As of December 31, 2007 there were 33,106,523 shares of common stock outstanding and no shares of Series A Preferred Stock outstanding.
The Company has 65,000,000 shares of common stock and 20,000,000 shares of preferred stock authorized in the Certificate. As of December 31, 2007, the Company had the following:
Common Stock
The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore. Upon the liquidation, dissolution or winding up of VaxGen, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable.
Preferred Stock
The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of this preferred stock. However, the effects might include, among other things:
•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control of the company without further action by the stockholders.
No shares of preferred stock are outstanding, and we have no present plans to issue any shares of preferred stock.
Stock Options, Warrants and Other Obligations to Issue Capital Stock
As of December 31, 2007, we had outstanding warrants to purchase an aggregate of 2,317,003 shares of our common stock, this includes the 1,397,267 shares subject to this prospectus and described below. The warrants have a weighted-average exercise price of $11.26 per share. These warrants expire between 2009 and 2011. In addition, we had 5,349,968 shares of our common stock issuable upon the exercise of stock options outstanding with a weighted average exercise price of $7.80 per share; 3,995,464 shares of our common stock reserved for future grant under our 1996 Stock Option Plan; 111,038 shares of our common stock reserved for future issuance under our 1998 Directors’ Stock Option Plan; and 67,500 shares of our common stock reserved for future issuance to be made outside of plans. In addition 2,134,140 shares of our common stock are issuable upon conversion of our 5 1/2% Convertible Senior Subordinated Notes due 2010 which are convertible at any time at the option of the holder.
Shares Issuable Upon Exercise of Warrants
The warrants to purchase 1,397,267 shares of common stock issuable upon exercise warrants were issued in connection with the February 2006 private placement to a group of accredited investors pursuant to which we agreed to sell 3,500,000 shares of our common stock, at a price of $7.70 per share, and issue, for no additional consideration, warrants to initially purchase up to 698,637 shares of common stock. In September 2006, these warrants became exercisable for an additional 349,315 shares of common stock and in January 2007 these warrants became exercisable for an additional 349,315 shares of common stock, as we did not file all of our delinquent periodic reports with the SEC by the specified dates. These 5-year warrants are exercisable at any time for shares of our common stock at an initial exercise price of $9.24 per share. The warrants will expire on or before February 10, 2011.

Exercise of the Warrants
The warrants may be exercised in whole or in part. If a holder desires to exercise its warrants, it must deliver an exercise notice to us at our principal office that specifies the number of shares of common stock to be purchased upon exercise, or Warrant Shares. Unless the holder has elected a cashless exercise of the warrant, the notice must also be accompanied by payment of an amount equal to the per share exercise price multiplied by the number of Warrant Shares for which the warrant is being exercised.
We will not be required to issue fractional shares of common stock upon exercise of the warrants or to distribute certificates which evidence such fractional shares. In lieu of any fractional shares, we will pay stockholders an amount of cash equal to the same.
We are generally obligated within three business days after exercise of a warrant to issue the holder a certificate for the number of shares of common stock to which the holder is entitled or to credit the holder or its designee’s balance account with DTC for the number of shares of common stock to which the holder is entitled upon the holder’s exercise of the warrant and, in the event that a warrant is exercised in part, to issue within a reasonable time a new warrant identical in all respects to the warrant exercised except that it will represent rights to purchase the number of warrant shares purchasable immediately prior to the exercise of the warrant, less the number of warrant shares with respect to which the warrant is exercised.
Adjustment of Exercise Price
The exercise price and the number of shares purchasable upon exercise are subject to adjustment if the following events occur:
(1)	we issue common stock as a dividend or distribution of our common stock;

(2)	we subdivide or combine our common stock;

(3)	we issue to all holders of our common stock specified rights warrants to purchase our common stock;

(4)	we distribute to all holders of our common stock any class of our capital stock (other than those dividends or distributions listed in (1) above) or evidence of indebtedness or other assets, including securities but excluding:
(a)	rights or warrants listed in (3) above; and

(b)	dividends or distributions paid exclusively in cash (except as otherwise described below); or
(5)	we distribute to all holders of our common stock cash (excluding cash distributed upon merger or consolidation or as part of a distribution described in clauses (1) through (4) above).
We will adjust the exercise price, the number of warrant shares issuable upon the exercise of each warrant or the number of warrants outstanding so that the holders of the warrants are either put in the position they would have been in if they had exercised immediately prior to such event or are given their pro rata share of the benefit received by the recipients of any such distribution or issuance.
In the event of:
•	any reclassification, reorganization, or recapitalization of our common stock;

•	a consolidation, merger, or combination involving us; or

•	a sale of all or substantially all of our assets,
in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon exercise of a holder’s warrants, the holder will be entitled to receive the same type of consideration which the holder would have been entitled to receive if the holder had exercised the warrants immediately prior to any of these events.
Registration Rights
As part of the private placement of shares of common stock on February 2006, including the shares of common stock issuable upon exercise of the warrants, we have agreed to certain registration rights with the stockholders. We agreed, for the benefit of the purchasers of the common stock and the Warrant Shares, commonly referred to as the Registrable Securities, but excluding securities that are eligible for disposition under Rule 144(k) of the Securities Act, that we will, at our expense:
•	file with the SEC, as soon as reasonably practicable, but in no event later than thirty (30) days following the first date we become current in our reporting requirements under the Exchange Act, a registration statement covering resales of the Registrable Securities, or Registration Statement;

•	use our commercially reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act on or prior to (1) ninety (90) days following the filing of such Registration Statement if there is no review of the Registration Statement by the SEC or (2) one hundred twenty (120) days following the filing of such Registration Statement if there is a review of the Registration Statement by the SEC;

•	file a post-effective amendment to such Registration Statement on Form S-1 to convert such Registration Statement to Form S-3 within thirty (30) days after we become eligible to register the Registrable Securities on Form S-3 for resale by the holders; and
•	prepare and file with the SEC such amendments and supplements to the Registration Statement and the prospectus used in connection therewith (A) as may be necessary to keep the Registration Statement continuously effective until the earlier of (1) the second anniversary of the effective date of the Registration Statement and (2) such time as all Registrable Securities held by holders have been sold pursuant to the Registration Statement and (B) as may be reasonably requested by a holder in order to incorporate information concerning such holder or such holders’ intended method of distribution.
Upon written notice to all holders of Registrable Securities, we will be permitted to suspend the use of the prospectus that is part of the Registration Statement in connection with sales of Registrable Securities during prescribed periods of time if:
•	the SEC or any other federal or state governmental authority requests an amendment or supplement to the Registration Statement or related prospectus so that the Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated to prevent readers of such filings from being misled;

•	the SEC or any other federal or state governmental authority issues a stop order suspending the effectiveness of the Registration Statement;

•	we receive any notification with respect to the suspension of the qualification or exemptions from qualification of any of the Registrable Securities for sale in any jurisdiction;

•	the occurrence of any event or circumstance that, considering the advice of counsel, necessitates the making of changes to the Registration Statement or related prospectus, in order that the Registration Statement or related prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

•	we reasonably believe that we may, in the absence of a suspension described hereunder, be required to disclose any corporate development, the disclosure of which would reasonably be expected to have a material adverse effect on us, our stockholders or a potentially material transaction or event involving us; or

•	if we can convert such Registration Statement to Form S-3.
Prior to the conversion of the Registration Statement to Form S-3, we shall use commercially reasonable efforts to limit the duration of any suspension of the use of the prospectus. If the Registration Statement has been converted to Form S-3, we may not suspend use of the prospectus more than twice in any twelve (12) month period, and in no event for a period of greater than forty-five (45) days on each such occasion; provided that, we may not suspend use of the prospectus for more than twenty (20) business days in the event of a corporate development, the disclosure of which would reasonably be expected to have a material adverse effect on us, our stockholders or a potentially material transaction or event involving us. Upon receipt of such notice, each holder will refrain from selling any Registrable Securities pursuant to the Registration Statement until such holder receives copies of a supplemented or amended prospectus or until the holder is advised in writing by us that the current prospectus may be used. In the event of any suspension of the use of the prospectus, we will use our commercially reasonable efforts to cause the use of the prospectus to be resumed as soon as reasonably practicable.
We will be obligated to pay liquidated damages to the holders of the Registrable Securities if any of the following default events occurs:
•	on or prior to thirty (30) days following the first date we become current in our reporting requirements under the Exchange Act, a Registration Statement has not been filed with the SEC;

•	we fail to use reasonable best efforts to cause such Registration Statement to be declared effective by the SEC on or prior to (1) ninety (90) days after the filing of such Registration Statement if there is no review of the Registration Statement by the SEC or (2) one hundred twenty (120) days after the filing of such Registration Statement if there is a review of the Registration Statement by the SEC; or

•	on any day after the effective date of the Registration Statement sales of all the Registrable Securities required to be included on such Registration Statement cannot be made (other than as permitted during a suspension as set forth above) pursuant to such Registration Statement, including because of a failure to keep such Registration Statement effective, to disclose such information as is necessary for sales to be made pursuant to such Registration Statement or to register sufficient Registrable Securities.
In these events, which we refer to as Registration Defaults, we will pay as liquidated damages for such failure to any holder of Registrable Securities an amount equal to 1.0% of the principal amount of all Registrable Securities held by such holder for each thirty (30) day period (pro rated for any period less than thirty (30) days) following a registration default until the applicable failure has been cured.

This summary of certain registration rights is not complete and is subject to, and qualified in its entirety by reference to, all of the registration rights provisions of the agreement.
Anti-Takeover Effects of Provisions of Delaware Law and Our Charter Documents.
Delaware Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.
Charter Documents. Our certificate of incorporation does not provide for cumulative voting in connection with the election of directors. Our certificate of incorporation also provides that as long as the Company is subject to the reporting requirements of Section 13 of the Exchange Act, the stockholders shall not have the right to take any action by written consent. Our certificate of incorporation authorizes our board of directors to issue blank check preferred stock to increase the amount of outstanding shares.
Our bylaws provide that special meetings of stockholders may be called only by the board of directors, the chairman of the board or the president. The bylaws also provide that stockholders seeking to bring business before an annual or special meeting must provide timely notice in writing. To be timely, a stockholder’s notice must be transmitted:
•	not less than 120 days prior to the first anniversary of the date that the proxy statement was first released to the stockholders in connection with the previous year’s annual meeting;

•	a reasonable time before the Company begins to print and mail its proxy materials if the date of the current year’s annual meeting has been changed by more than thirty (30) days from the date of the previous year’s meeting; or

•	not more than seven (7) days following the mailing to the stockholders of the notice of annual meeting with respect to the current year’s annual meeting, if the Company did not release a proxy statement to stockholders in connection with the previous year’s annual meeting, or if no annual meeting was held during such year.
The bylaws also contain specific requirements for the form of a stockholder’s notice. These provisions have anti-takeover effects that may deter a change in control of us.
Delaware law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Mellon Investor Services. Its address is 480 Washington Boulevard, Jersey City, N.J. 07310 and its telephone number is (800) 522-6645.
Market Listing
Shares of our common stock are quoted on the Pink Sheets, electronic quotation system with a trading symbol “VXGN.PK.”
PLAN OF DISTRIBUTION
We are registering for resale the common stock covered by this prospectus in connection with our February 2006 private placement. We are registering 4,869,643 shares of common stock, including 1,397,267 shares issuable upon the exercise of outstanding warrants. We will bear all fees and expenses incident to our obligation to register the shares of common stock, except that the selling stockholders will pay all applicable underwriting discounts and selling commissions, if any.
The registration of the shares of common stock, however, does not necessarily mean that any of the shares of common stock will be offered or sold by the selling stockholders or their respective donees, pledgees or other transferees or successors in interest under this prospectus. We will not receive any proceeds from the sale of the common stock offered by this prospectus.
The sale of the common stock by any selling stockholder, including any donee, pledgee or other transferee who receives common stock from a selling stockholder, may be effected from time to time by selling shares directly to purchasers, or to or through broker-dealers. In connection with any such sale, any such broker-dealer may act as agent for the selling stockholder or may purchase from the selling stockholder all or a portion of the common stock as principal, and sales may be made pursuant to any of the methods described below. These sales may be made on any securities exchange on which our common stock is then traded, in the over-the-counter market, in negotiated transactions, or otherwise at prices and at terms then prevailing, or at prices related to the then current market prices, or at prices otherwise negotiated.

The securities may be sold by one or more of, or a combination of, the following:
•	block trades in which the broker-dealer will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by such broker-dealer for its own account pursuant to a prospectus supplement;

•	privately negotiated transactions;

•	an exchange distribution or a secondary distribution in accordance with applicable rules promulgated by the National Association of Securities Dealers, or stock exchange rules;

•	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

•	sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for such securities;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	sales in other ways not involving market markers or established trading markets, including direct sales to purchasers;

•	sales that qualify for sale under Rule 144 under the SEC act; and

•	any other method permitted pursuant to applicable law.
In effecting sales, broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or other compensation from the selling stockholder in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the common stock for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer will be in amounts to be negotiated.
The selling stockholders and any broker-dealer participating in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed, to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of securities is made, a prospectus supplement, if required, will be distributed that will set forth the aggregate amount of securities being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the securities. All of the foregoing may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.
Each selling stockholder may pledge or grant a security interest in shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the securities from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b) (3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus. The selling stockholders may also transfer and donate the securities in other circumstances in which case the transferees, donees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.
Under the securities laws of some states, the securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless the securities have been registered or qualified for sale in the state, or an exemption from registration or qualification is available and is complied with.
We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the purchase agreement we entered into with the selling stockholders, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the related purchase agreement, or we may be entitled to contribution.
Once sold under this Registration Statement, of which this prospectus forms a part, shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS
The validity of our common stock offered by this prospectus will be passed upon for us by Cooley Godward Kronish LLP, Palo Alto, California.
EXPERTS
The consolidated financial statements of VaxGen, Inc. and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Vaxgen, Inc. incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The financial statements of Raven biotechnologies, inc. and its subsidiary (a development stage enterprise) as of December 31, 2006 and 2005, for each of the three years in the period ended December 31, 2006, and for the period from January 4, 1999 (date of inception) to December 31, 2006 included in this prospectus have been so included in reliance on the report (which contains any explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” in this prospectus the information that we file with them. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus. The information incorporated by reference in this prospectus is accurate only as of the date of the information on the front cover of the applicable document, or such earlier date as is expressly stated or otherwise apparent with respect to such incorporated information in the applicable document, regardless of the time of delivery of this prospectus or any sale of the common stock.
This prospectus incorporates by reference the documents listed below (other than current reports, or portions thereof, furnished under Item 2.02 of Form 8-K), which we have filed with the SEC:
•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2006, except for Exhibit 99.1 related to Celltrion, Inc. Financial Statements for the years ended December 31, 2003 and 2002;

•	our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2007;

•	our Quarterly Report on Form 10-Q for our fiscal quarter ended June 30, 2007;

•	our Quarterly Report on Form 10-Q for our fiscal quarter ended September 30, 2007; and

•	our Current Reports on Form 8-K filed with the SEC on January 8, 2007, January 9, 2007, February 7, 2007, February 13, 2007, February 28, 2007, March 27, 2007, April 5, 2007, May 23, 2007, June 11, 2007, August 7, 2007, September 17, 2007, September 28, 2007, October 17, 2007, November 9, 2007, November 13, 2007, December 4, 2007, December 21, 2007, December 26, 2007, December 28, 2007, January 7, 2008 and January 22, 2008.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.
Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus.
Requests for such documents should be directed to:
Matthew J. Pfeffer
Chief Financial Officer and Senior Vice President, Finance and Administration
VaxGen, Inc.
349 Oyster Point Boulevard,
South San Francisco, California 94080
(650) 624-1000
You may also access the documents incorporated by reference in this prospectus through our website www.vaxgen.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the Registration Statement of which it forms a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We are subject to the informational reporting requirements of the Securities Exchange Act. In accordance with the Exchange Act, we file reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy statements and other information at the Public Reference Room of the Securities and Exchange Commission at 100 F Street NE, Washington, D.C. 20549, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Securities and Exchange Commission filings are also available on the Securities and Exchange Commission’s website. The address of this site is http://www.sec.gov.
We have filed with the Securities and Exchange Commission a Registration Statement (which term includes all amendments, exhibits and schedules thereto) on Form S-1 under the Securities Act with respect to the shares offered by this prospectus. This prospectus is part of that Registration Statement and, as allowed by Securities and Exchange Commissions rules, does not contain all the information set forth in the Registration Statement and the exhibits to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street NE, Washington, D.C. 20549 and is available to you on the Securities and Exchange Commission’s website.

ANNEX A
RAVEN BIOTECHNOLOGIES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007, DECEMBER 31, 2006, AND FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND
2006 AND, CUMULATIVELY, FOR THE PERIOD FROM JANUARY 4, 1999 (DATE OF INCEPTION) TO SEPTEMBER 30,
2007

RAVEN BIOTECHNOLOGIES, INC.
(A development stage enterprise)
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30,	December 31,
	2007	2006
ASSETS
Current assets:
Cash and cash equivalents:	$4,335,973	$8,305,940
Available-for-sale-securities	—	9,105,755
Prepaid expenses and other current assets	573,568	696,399
Restricted cash	—	609,700

Total current assets	4,909,541	18,717,794
Property and equipment	4,029,577	5,873,429
Restricted cash	110,092	—
Other assets	19,370	23,648

Total assets	$9,068,580	$24,614,871

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$513,911	$513,359
Accrued liabilities	1,720,859	1,032,482
Current portion of equipment note	397,624	600,616
Current portion of note payable, net of discount	1,415,139	1,748,729
Deferred revenue	187,500	—
Other current liabilities	—	58,175

Total current liabilities	4,235,033	3,953,361
Deferred rent	8,446,888	5,803,213
Equipment note, net of current portion	399,332	591,310
Note payable, net of current portion and discount	—	960,953
Warrant liability	277,241	337,471
Other liabilities	10,001	—

Total liabilities	13,368,495	11,646,308

Convertible preferred stock: $0.001 par value; Authorized: 232,834,607 shares; Issued and outstanding: 230,963,222 shares in 2007 and 2006 (Liquidation value: $228,069,424)	111,837,147	111,837,147

Stockholders’ deficit:
Common stock: $0.001 par value; Authorized: 425,000,000 shares; Issued and outstanding: 22,225,614 shares in 2007 and 21,881,892 shares in 2006	22,226	21,882
Additional paid-in capital	1,530,797	1,386,025
Accumulated other comprehensive income	—	3,637
Accumulated deficit during development stage	(117,690,085)	(100,280,128)

Total stockholders’ deficit	(116,137,062)	(98,868,584)

Total liabilities, convertible preferred stock and stockholders’ deficit	$9,068,580	$24,614,871

See accompanying notes to condensed consolidated financial statements.

RAVEN BIOTECHNOLOGIES, INC.
(A development stage enterprise)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

			Period from
			January 4,
			1999 (Date of
	Nine Months Ended		Inception) to
	September 30,		September 30,
	2007	2006	2007
Revenue	$562,500	$—	$3,599,500

Operating expenses:
Research and development	12,353,179	11,897,477	87,490,926
General and administrative	5,968,642	4,992,959	35,670,803

Total operating expenses	18,321,821	16,890,436	123,161,729

Loss from operations	(17,759,321)	(16,890,436)	(119,562,229)

Other income (expense):
Interest income	358,186	1,058,994	4,300,720
Interest expense	(282,326)	(504,967)	(2,459,554)
Other income	273,504	54,163	330,978
Equity in net loss of affiliate	—	—	(213,736)
Write-off of investment in affiliate	—	—	(86,264)

Total other income, net	349,364	608,190	1,872,144

Net loss	$(17,409,957)	$(16,282,246)	$(117,690,085)

See accompanying notes to condensed consolidated financial statements.

RAVEN BIOTECHNOLOGIES, INC.
(A development stage enterprise)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

			Period from
			January 4,
			1999 (Date of
	Nine Months Ended		Inception) to
	September 30,		September
	2007	2006	30, 2007
Cash flows from operating activities:
Net loss	$(17,409,957)	$(16,282,246)	$(117,690,085)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of stockholder notes receivable	—	—	7,000
Common stock issued as consideration for services received	—	—	140
Common stock issued as consideration for cancellation of the operating lease	—	—	850,630
Change in carrying value of warrant liability	(60,230)	(55,980)	(133,366)
Depreciation and amortization	4,389,488	875,439	10,647,615
Amortization of premiums	(102,091)	(56,969)	(295,897)
Stock-based compensation	128,229	134,650	308,996
Write-off of property and equipment	—	—	224,621
Gain on sale of equipment	(217,997)	—	(205,960)
Non-cash interest expense	—	26,936	329,007
Equity in net loss of affiliate	—	—	213,736
Write-off of investment in affiliate	—	—	86,264
Changes in assets and liabilities:
Prepaid expenses and other current assets	122,831	67,287	(573,568)
Other assets	4,278	—	(19,370)
Accounts payable	552	635,042	513,911
Accrued liabilities	688,377	(709,950)	1,720,859
Deferred revenue	187,500	—	187,500
Deferred rent	2,643,675	389,061	8,446,888
Other liabilities	(48,174)	—	10,001

Net cash used in operating activities	(9,673,519)	(14,976,730)	(95,371,078)

Cash flows from investing activities:
Restricted cash	499,608	—	(110,092)
Purchase of available-for-sale-securities	(245,791)	(4,422,152)	(93,880,027)
Proceeds from sale and maturities of available-for-sale-securities	9,450,000	24,000,000	94,175,924
Purchase of property and equipment	(2,647,639)	(307,709)	(15,086,564)
Proceeds from disposal of property and equipment	320,000	—	395,000
Investment in affiliate	—	—	(300,000)
Acquisition of bioMosaic Systems, Inc.	—	—	(4)

Net cash provided by (used in) investing activities	7,376,178	19,270,139	(14,805,763)

Cash flows from financing activities:
Issuance of common stock	—	—	252,115
Proceeds from exercise of stock options	16,887	1,615	149,358
Proceeds from common stock subscription	—	—	2,140
Proceeds from convertible notes payable	—	—	1,833,000
Repurchase of common stock	—	—	(17,356)
Issuance of convertible preferred stock, net	—	(4,423)	109,926,373
Proceeds from notes	122,543	—	9,250,950

			Period from
			January 4,
			1999 (Date of
	Nine Months Ended		Inception) to
	September 30,		September
	2007	2006	30, 2007
Repayment of notes	(1,812,056)	(1,988,741)	(6,883,766)

Net cash provided by (used in) financing activities	(1,672,626)	(1,991,549)	114,512,814

Decrease in cash and cash equivalents	(3,969,967)	(2,301,860)	4,335,973
Cash and cash equivalents at beginning of period	8,305,940	9,357,053	—

Cash and cash equivalents at end of period	$4,335,973	$11,658,913	$4,335,973

See accompanying notes to condensed consolidated financial statements.

RAVEN BIOTECHNOLOGIES, INC.
(A development stage enterprise)
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT
(Unaudited)

						Accumulated	Deficit
						Other	Accumulated
	Convertible				Additional	Comprehensive	During the	Total
	Preferred Stock		Common Stock		Paid-in	Income	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	(Loss)	Stage	Deficit
Balances at December 31, 2006	230,963,222	$111,837,147	21,881,892	$21,882	$1,386,025	$3,637	$(100,280,128)	$(98,868,584)

Issuance of common stock upon exercise of stock options at $0.03, $0.83, $0.10 and $0.165 per share for cash	—	—	343,722	344	16,543	—	—	16,887
Recognition of stock based compensation	—	—	—	—	128,229	—	—	128,229
Components of other comprehensive loss:								—
Change in unrealized gains on available-for-sale securities	—	—	—	—	—	(3,637)	—	(3,637)

Net loss	—	—	—	—	—	—	(17,409,957)	(17,409,957)

Total comprehensive loss								(17,413,594)

Balances at September 30, 2007	230,963,222	$111,837,147	22,225,614	$22,226	$1,530,797	$—	$(117,690,085)	$(116,137,062)

See accompanying notes to condensed consolidated financial statements.

RAVEN BIOTECHNOLOGIES, INC.
(A development stage enterprise)
Notes to Condensed Consolidated Financial Statements
1. Organization
     Nature of Business Activities
     Raven biotechnologies, inc., or the Company or Raven, was incorporated in the state of Delaware on January 4, 1999 to develop monoclonal antibody products against a variety of cancers and discover new therapeutic agents by utilizing the Company’s expertise in cell biology and proprietary cell lines. The Company is in the developmental stage and since inception has devoted substantially all of its efforts to developing products, raising capital and recruiting personnel.
     The Company has been able to fund its operating losses to date primarily through the sale of preferred stock. The ability of the Company to manage its operating expenses to a level that can be financed by existing cash is critical to the Company’s ability to continue as a going concern. As further described in Note 6, in November 2007 the Company executed a merger agreement that, if consummated, will provide significant additional financial resources to the Company.
     Basis of Presentation
     The unaudited accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements include the Company’s accounts and those of its wholly owned subsidiary, bioMosaic Systems, Inc., or bioMosaic.
     Certain information or footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America, or GAAP, have been condensed or omitted. In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair statement of the unaudited condensed consolidated financial information included herein. While Raven believes that the disclosures are adequate to make the information not misleading, these unaudited condensed consolidated financial statements should be read in conjunction with Raven’s audited financial statements for the year ended December 31, 2006.
     The results of operations for the nine month period ended September 30, 2007 are not necessarily indicative of the operating results for the full year. The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. While management believes its estimates, judgments and assumptions are reasonable, the inherent nature of estimates is that actual results will likely be different from the estimates made.
2. Summary of Significant Accounting Policies
     The Company’s significant accounting policies are disclosed in the Company’s audited financial statements for the year ended December 31, 2006 and have not changed significantly as of September 30, 2007, with the exception of the following:
     Available-for-Sale Securities
     The Company has classified its investments as “available-for-sale.” Such investments are carried at fair value and unrealized holding gains and losses are reported as a separate component of stockholders’ equity until realized. Realized gains and losses on sales of all such securities are reported in interest income and are computed using the specific identification cost method. At September 30, 2007 and December 31, 2006, available for sale securities of $0 and $9,105,755, respectively, consisted of government securities and commercial paper. At December 31, 2006, the Company had unrealized gains of $3,637 on its available-for-sale securities. The investments had original maturities greater than 90 days and less than one year.
     Revenue Recognition
     Development, license and other nonrefundable up front payments received in connection with research collaboration agreements are deferred and recognized on a straight-line basis over the relevant periods specified in the agreements, generally the research term. Milestone payments are nonrefundable and recognized as revenue when earned, as evidenced by achievement of the specified milestones and the absence of on-going performance obligations.
     Accounting Principles Recently Adopted
     In July 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation Number 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, or FIN 48, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained upon audit, based on the technical merits of the position. FIN 48 is effective for fiscal years beginning after December 15, 2006 which is the beginning of the Company’s fiscal year 2007. The Company’s unaudited consolidated financial statements have not been materially impacted by the adoption of FIN 48 as of January 1, 2007. In May 2007, the FASB issued FASB Staff Position No. FIN 48-1, Definition of ’Settlement’ in FASB Interpretation No. 48, or FIN 48-1. FIN 48-1 provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The adoption of FIN 48-1 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.
     Accounting Principles Not Yet Adopted
     In September 2006, the FASB issued Statements of Financial Accounting Standards, or SFAS, No. 157, Fair Value Measurements, or SFAS 157. The standard defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating what effects, if any, adoption of the provision of SFAS 157 will have on its financial statements.
     In February 2007, the FASB issues SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating what effects, if any, adoption of the provision of SFAS 159 will have on its financial statements.
     In June 2007, the EITF published Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities, or EITF 07-3. The EITF reached a consensus that these payments made by an entity to third parties should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. Entities should report the effects of applying this Issue as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. EITF 07-3 is effective beginning on January 1, 2008. Earlier application is not permitted. The Company does not expect that adoption of this new Standard will have a material effect on its financial position or results of operations.
     In December 2007, FASB issued SFAS No. 141 (Revised 2007), Business Combinations, or SFAS 141(R). The objective of SFAS 141(R) is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. It also requires the acquirer to recognize and measure the goodwill acquired in a business combination or a gain from a bargain purchase and how to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is in the process of evaluating the impact, if any, that the adoption of SFAS 141 (R) will have on our financial statements.
     In December 2007, FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51, or SFAS 160. The objective of SFAS 160 is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 also changes the way the consolidated income statement is presented, establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interest of the noncontrolling owners of a subsidiary. SFAS 160 is effective for financial statements issued for the fiscal years beginning on or after December 15, 2008. The Company is in the process of evaluating the impact, if any, that the adoption of SFAS 160 will have on our financial statements.
3. Accrued Liabilities
Accrued liabilities consist of the following:

	September 30,	December 31,
	2007	2006
Payroll and related expenses	$451,996	$455,722
Professional services and related expenses	194,277	55,668
Construction in progress	355,872	313,853
Maintenance charges	250,863	—
Other	467,851	207,239

	$1,720,859	$1,032,482

4. Commitments and Contingencies
Contingencies
     From time to time, the Company is involved in litigation relating to claims arising from the ordinary course of business. Management does not believe the final disposition of these matters will have a material adverse effect on the financial statements of the Company.
Indemnifications
     In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves future claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.
Operating Lease
     In November 2006, the Company terminated the agreement for the operating lease at its headquarters at 1140 Veterans Boulevard with a cease use date of March 31, 2007 and concurrently entered into a new operating lease agreement for a different facility commencing on April 1, 2007. The terms of the new facility lease which expires February 2018 provide for escalating rental payments for which the Company recognizes rental expense on a straight-line basis over the life of the lease. As the transaction was accounted for as a modification to an existing lease, any existing deferred rent is being amortized over the life of the new lease. In conjunction with the lease termination, the Company issued 17,012,589 shares of common stock with a fair value of $850,630 to the landlord as a penalty in December 2006.
     In June 2007, the Company entered into an agreement to sublease a portion of its current facilities to Fibrogen, Inc., which expires in December 2008. The terms of the facility sublease provide for rental payments on a graduated scale to be received by the Company. In connection with the facility sublease agreement, a sublease deposit was received by the Company in the amount of $10,000. Sublease income received by the Company is recorded as an offset against rental expense for each respective lease period.
Future minimum facility lease payments are as follows:

Minimum
Years Ending December 31,	payments
Remainder of 2007	$314,550
2008	1,296,000
2009	1,333,800
2010	1,371,600
2011	1,414,800
2012 and thereafter	12,677,603

18,408,353
Less future sublease income in 2007 and 2008	(150,000)

Net minimum future facility lease payments	$18,258,353

5. Income Taxes
     The Company has incurred net operating losses for federal and state income tax purposes since inception. Accordingly, it has not recorded any income tax expense through September 30, 2007.
     The Company has substantial federal and state net operating losses. Under the provisions of Section 382 and 383 of the Internal Revenue Code, substantial changes in the Company’s ownership may limit the amount of income tax loss carryforwards and income tax credit carryforwards that can be utilized in the future to reduce future income tax. Pursuant to these provisions, the Company has experienced changes in ownership during March 1999, December 2000 and June 2005. As a result, there are significant limitations on the Company’s tax loss and tax credit carryforwards. Accordingly, the Company has reduced its deferred tax assets for net operating loss carryforwards, research and development credits and California manufacturer’s incentive credit by $16,365,000 as of September 30, 2007.
     Effective January 1, 2007, the Company adopted FASB Interpretation No. 48 (“FIN 48”), which requires that the Company recognize financial statement effects of a tax position when it becomes more likely than not, based upon the technical merits, that the position will be sustained upon examination. The cumulative effect of adopting FIN 48 on January 1, 2007 has been recorded as a reduction of deferred tax assets and resulted in no FIN 48 liability on the balance sheet. Because the Company has provided a full valuation allowance on all of its deferred tax assets, the adoption of FIN 48 had no impact on the Company’s effective tax rate.
     The total amount of unrecognized tax benefits as of the date of adoption was $207,000.
     The Company’s policy is to account for income tax related interest and penalties in tax expense on the income statement. The Company did not incur any income tax related interest income, interest expense or penalties for the nine months ended September 30, 2007 or 2006.
     The Company files U.S. Federal and California state income tax returns. All tax years remain open to tax authority examination due to net operating loss carryforwards. The gross amount of unrecognized tax benefits at September 30, 2007 has not changed from the beginning of the year, and the Company does not expect any material changes in the next 12 months.

6. Subsequent Event
     On November 12, 2007, the Company entered into an Agreement and Plan of Merger, or Merger Agreement, to merge with VaxGen, Inc., or VaxGen. In the merger, shareholders of each share of Series D Preferred Stock will receive 0.171284 shares of VaxGen, Inc.’s common stock, subject to adjustments as described in the Merger Agreement. In connection with this agreement, the Company entered into a Loan Agreement with VaxGen under which it will be allowed to borrow up to $6 million from VaxGen prior to the closing of the merger or termination of the Merger Agreement. On December 10, 2007 the Company borrowed $1.3 million from VaxGen pursuant to the Loan Agreement.
     In November 2007, the Company entered into a Note Purchase Agreement with its Series D stockholders to borrow up to $3.8 million. This note is secured and is convertible into shares of the Company’s Series D Preferred Stock. The note bears an interest rate of 5% per annum and is repayable in full on June 2, 2009. In the event that the Company consummates the merger transaction as defined in the Note Purchase Agreement on or before April 15, 2008, the outstanding principal and unpaid accrued interest will be automatically converted into the shares of Company’s Series D Preferred Stock. Of the $3.8 million, the Company received $1.8 million on signing of the Note Purchase Agreement. The remaining balance of $2.0 million will be funded on closing of the merger with VaxGen, Inc.
     In December 2007, the Company announced that Wyeth Pharmaceuticals had exercised an option to extend its evaluation of selected Raven MAb antibodies by one year under the terms of the existing agreement between the Company and Wyeth.
     In October and November 2007, the Company entered into Change in Control Agreements with seven members of its executive management and authorized payments to two directors conditioned upon the signing and closing of a change in control agreement. Upon the signing of the merger agreement, the Company made payments of $0.7 million. Upon the closing of the merger with VaxGen, the Company will owe approximately an additional $1.5 million.

ANNEX B
Raven biotechnologies, inc.
(A development stage enterprise)
Consolidated Financial Statements
December 31, 2006 and 2005 and for Each of the Three Years
in the Period Ended December 31, 2006, and Cumulatively, for
the Period From January 4, 1999 (Date of Inception) to December 31, 2006

Raven biotechnologies, inc.
(A development stage enterprise)
Index
December 31, 2006

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Raven biotechnologies, inc.
(a development stage enterprise)
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Raven biotechnologies, inc. and its subsidiary (a development stage enterprise) at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 and for the period from January 4, 1999 (date of inception) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation in 2006.
As discussed in Note 1 of the consolidated financial statements, the Company adopted FASB Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable, during the year ended December 31, 2006.
/s/ PricewaterhouseCoopers LLP

July 31, 2007

Raven biotechnologies, inc.
(A development stage enterprise)
Consolidated Balance Sheets

	December 31,
	2006	2005
Assets
Current assets
Cash and cash equivalents	$8,305,940	$9,357,053
Available-for-sale securities	9,105,755	30,997,319
Prepaid expenses and other current assets	696,399	445,845
Restricted cash	609,700	—

Total current assets	18,717,794	40,800,217
Property and equipment, net	5,873,429	7,412,458
Other assets	23,648	—
Restricted cash	—	609,700

Total assets	$24,614,871	$48,822,375

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$513,359	$49,280
Accrued liabilities	1,032,482	1,339,222
Deferred revenue	—	—
Current portion of equipment note	600,616	958,992
Current portion of note payable, net of discount	1,748,729	1,529,519
Other current liabilities	58,175	—

Total current liabilities	3,953,361	3,877,013
Deferred rent	5,803,213	5,738,287
Equipment note, less current portion	591,310	1,094,157
Note payable, less current portion and discount	960,953	2,689,801
Warrant liability	337,471	—
Other liabilities	—	58,175

Total liabilities	11,646,308	13,457,433

Commitments and contingencies (Note 3)
Convertible preferred stock: $0.001 par value;
Authorized; 232,834,607 shares; Issued and outstanding; 230,963,222 shares in 2006 and 2005	111,837,147	112,252,177

(Liquidation value; $228,069,424)
Stockholders’ deficit
Common stock; $0.001 par value; Authorized; 425,000,000 shares Issued and outstanding; 21,881,892 shares in 2006 and 4,837,949 shares in 2005	21,882	4,838
Additional paid-in capital	1,386,025	370,057
Accumulated other comprehensive income (loss)	3,637	(59,907)
Deficit accumulated during the development stage	(100,280,128)	(77,202,223)

Total stockholders’ deficit	(98,868,584)	(76,887,235)

Total liabilities, convertible preferred stock and stockholders’ deficit	$24,614,871	$48,822,375

The accompanying notes are an integral part of these consolidated financial statements.

Raven biotechnologies, inc.
(A development stage enterprise)
Consolidated Statements of Operations

				Period From
				January 4,
				1999
				(Date of
				Inception) to
	Year Ended December 31,			December 31,
	2006	2005	2004	2006
Revenue	$—	$822,586	$454,414	$3,037,000

Operating expenses
Research and development	16,765,224	15,853,330	16,792,326	75,137,747
General and administrative	7,042,625	6,044,176	5,681,228	29,702,161

Total operating expenses	23,807,849	21,897,506	22,473,554	104,839,908

Loss from operations	(23,807,849)	(21,074,920)	(22,019,140)	(101,802,908)
Interest income	1,309,445	874,723	256,954	3,942,534
Interest expense	(650,789)	(964,166)	(353,132)	(2,177,228)
Other income (expense)	71,288	(58,036)	44,223	57,474
Equity in net loss of affiliate	—	—	—	(213,736)
Write-off of investment in affiliate	—	—	—	(86,264)

Net loss	$(23,077,905)	$(21,222,399)	$(22,071,095)	$(100,280,128)

The accompanying notes are an integral part of these consolidated financial statements.

Raven biotechnologies, inc.
(A development stage enterprise)
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
Period From January 4, 1999 (Date of Inception) to December 31, 2006

								Accumulated	Deficit
							Notes	Other	Accumulated
	Convertible				Common	Additional	Receivable	Comprehensive	During the	Total
	Preferred Stock		Common Stock		Stock	Paid-In	from	Income	Development	Stockholders’
	Shares	Amount	Shares	Amount	Subscription	Capital	Stockholder	(Loss)	Stage	Deficit
Issuance of common stock in January for cash at $0.01 per share	—	$—	249,333	$249	$—	$2,244	$—	$—	$—	$2,493
Issuance of common stock in January for cash at $0.05 per share	—	—	2,000,000	2,000	—	98,000	—	—	—	100,000
Issuance of common stock in January for cash at $0.10 per share	—	—	1,000,000	1,000	—	99,000	—	—	—	100,000
Issuance of Series A convertible preferred stock for cash in February at $1.00 per share, net of issuance costs of $32,871	2,305,000	2,272,129	—	—	—	—	—	—	—	—
Issuance of common stock in March through September for cash at $0.10 per share	—	—	416,216	417	—	41,205	—	—	—	41,622
Issuance of common stock in May and July for stockholder notes receivable at $0.10 per share	—	—	70,000	70	—	6,930	(7,000)	—	—	—
Issuance of common stock in July for services received at $0.10 per share	—	—	1,400	1	—	139	—	—	—	140
Amortization of stockholder notes receivable	—	—	—	—	—	—	1,709	—	—	1,709
Net loss	—	—	—	—	—	—	—	—	(1,309,515)	(1,309,515)

Balances at December 31, 1999	2,305,000	2,272,129	3,736,949	3,737	—	247,518	(5,291)	—	(1,309,515)	(1,063,551)
Issuance of common stock in January through December for cash at $0.10 per share	—	—	80,000	80	—	7,920	—	—	—	8,000
Issuance of common stock upon exercise of stock options at $0.10 per share for cash	—	—	906,875	907	—	89,780	—	—	—	90,687
Issuance of Series B convertible preferred stock for cash and conversion of promissory notes and accrued interest at $1.65 per share in December, net of issuance costs of $105,094	12,418,163	20,384,875	—	—	—	—	—	—	—	—
Issuance of warrants to purchase Series B convertible preferred stock	—	73,489	—	—	—	—	—	—	—	—
Amortization of stockholder notes receivable	—	—	—	—	—	—	5,291	—	—	5,291
Net loss	—	—	—	—	—	—	—	—	(3,010,716)	(3,010,716)

Balances at December 31, 2000	14,723,163	22,730,493	4,723,824	4,724	—	345,218	—	—	(4,320,231)	(3,970,289)
Issuance of common stock upon exercise of stock options at $0.165 per share for cash	—	—	2,000	2	—	328	—	—	—	330
Common stock subscription received in exchange for cash in December	—	—	—	—	2,140	—	—	—	—	2,140
Issuance of Series B convertible preferred stock at $1.65 per share in connection with the acquisition of bioMosaic Systems, Inc. in December	2,597	4,285	—	—	—	—	—	—	—	—
Components of other comprehensive loss:
Unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	31,029	—	31,029
Net loss	—	—	—	—	—	—	—	—	(4,714,184)	(4,714,184)
Total comprehensive loss										(4,683,155)

Balances at December 31, 2001	14,725,760	22,734,778	4,725,824	4,726	2,140	345,546	—	31,029	(9,034,415)	(8,650,974)

Raven biotechnologies, inc.
(A development stage enterprise)
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
Period From January 4, 1999 (Date of Inception) to December 31, 2006

								Accumulated	Deficit
							Notes	Other	Accumulated
	Convertible				Common	Additional	Receivable	Comprehensive	During the	Total
	Preferred Stock		Common Stock		Stock	Paid-In	from	Income	Development	Stockholders’
	Shares	Amount	Shares	Amount	Subscription	Capital	Stockholder	(Loss)	Stage	Deficit
Balances at December 31, 2001	14,725,760	22,734,778	4,725,824	4,726	2,140	345,546	—	31,029	(9,034,415)	(8,650,974)

Issuance of common stock upon exercise of stock options at $0.165 per share for cash and common stock subscription	—	—	84,340	84	(2,140)	13,715	—	—	—	11,659
Repurchase of common stock in June at $0.10 and $0.165 per share	—	—	(183,257)	(183)	—	(17,173)	—	—	—	(17,356)
Issuance of Series C convertible preferred stock for cash in November and December at $0.83 per share, net of issuance costs of $193,602	49,156,326	40,606,148	—	—	—	—	—	—	—	—
Components of other comprehensive loss:
Change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	(28,742)	—	(28,742)
Net loss	—	—	—	—	—	—	—	—	(9,082,250)	(9,082,250)

Total comprehensive loss										(9,110,992)

Balances at December 31, 2002	63,882,086	63,340,926	4,626,907	4,627	—	342,088	—	2,287	(18,116,665)	(17,767,663)

Issuance of common stock upon exercise of stock options at $0.165 per share	—	—	113,152	113	—	18,362	—	—	—	18,475
Issuance of Series C convertible preferred stock for cash in March at $0.83 per share, net of issuance costs of $19,323 2,	481,928	2,040,677	—	—	—	—	—	—	—	—
Components of other comprehensive loss:
Change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	4,433	—	4,433
Net loss	—	—	—	—	—	—	—	—	(15,792,064)	(15,792,064)

Total comprehensive loss										(15,787,631)

Balances at December 31, 2003	66,364,014	65,381,603	4,740,059	4,740	—	360,450	—	6,720	(33,908,729)	(33,536,819)

Issuance of common stock upon exercise of stock options at $0.083 per share for cash	—	—	4,947	5	—	406	—	—	—	411
Issuance of common stock upon exercise of stock options at $0.165 per share for cash	—	—	19,271	19	—	3,160	—	—	—	3,179
Issuance of warrants to purchase convertible preferred stock	—	410,607	—	—	—	—	—	—	—	—
Components of other comprehensive loss:
Change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	(5,809)	—	(5,809)
Net loss	—	—	—	—	—	—	—	—	(22,071,095)	(22,071,095)

Total comprehensive loss										(22,076,904)

Balances at December 31, 2004	66,364,014	65,792,210	4,764,277	4,764	—	364,016	—	911	(55,979,824)	(55,610,133)

Issuance of common stock upon exercise of stock options at $0.083 per share for cash	—	—	73,672	74	—	6,041	—	—	—	6,115
Issuance of Series D convertible preferred stock for cash in June, July and October at $0.2939 per share, net of issuance costs of $1,915,740	164,599,208	46,459,967	—	—	—	—	—	—	—	—
Components of other comprehensive loss:
Change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	(60,818)	—	(60,818)
Net loss	—	—	—	—	—	—	—	—	(21,222,399)	(21,222,399)

Total comprehensive loss										(21,283,217)

Balances at December 31, 2005	230,963,222	112,252,177	4,837,949	4,838	—	370,057	—	(59,907)	(77,202,223)	(76,887,235)

Raven biotechnologies, inc.
(A development stage enterprise)
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
Period From January 4, 1999 (Date of Inception) to December 31, 2006

								Accumulated	Deficit
							Notes	Other	Accumulated
	Convertible				Common	Additional	Receivable	Comprehensive	During the	Total
	Preferred Stock		Common Stock		Stock	Paid-In	from	Income	Development	Stockholders’
	Shares	Amount	Shares	Amount	Subscription	Capital	Stockholder	(Loss)	Stage	Deficit
Balances at December 31, 2005	230,963,222	112,252,177	4,837,949	4,838	—	370,057	—	(59,907)	(77,202,223)	(76,887,235)

Issuance of common stock upon exercise of stock options at $0.03 and $0.165 per share for cash	—	—	31,354	31	—	1,584	—	—	—	1,615
Issuance of common stock as consideration for the cancellation of the operating lease	—	—	17,012,589	17,013	—	833,617	—	—	—	850,630
Issuance costs related to Series D convertible preferred stock issuance	—	(4,423)	—	—	—	—	—	—	—	—
Reclassification of convertible preferred stock warrants to liability upon adoption of FSP No.150-5		(410,607)
Recognition of stock-based compensation expense	—	—	—	—	—	180,767	—	—	—	180,767
Components of other comprehensive loss:
Change in unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	63,544	—	63,544
Net loss	—	—	—	—	—	—	—	—	(23,077,905)	(23,077,905)

Total comprehensive loss										(23,014,361)

Balances at December 31, 2006	230,963,222	$111,837,147	21,881,892	$21,882	$—	$1,386,025	$—	$3,637	$(100,280,128)	$(98,868,584)

The accompanying notes are an integral part of these consolidated financial statements.

Raven biotechnologies, inc.
(A development stage enterprise)
Consolidated Statements of Cash Flows

				Period From
				January 4,
				1999
				(Date of
				Inception) to
	Year Ended December 31,			December 31,
	2006	2005	2004	2006
Cash flows from operating activities
Net loss	$(23,077,905)	$(21,222,399)	$(22,071,095)	$(100,280,128)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of stockholder notes receivable	—	—	—	7,000
Common stock issued for services received	—	—	—	140
Common stock issued as consideration for the cancellation of the operating lease	850,630	—	—	850,630
Change in carrying value of warrant liability	(73,136)	—	—	(73,136)
Depreciation and amortization	2,384,401	1,131,049	1,101,225	6,258,127
Amortization of premium	(147,745)	(46,061)	—	(193,806)
Stock-based compensation	180,767	—	—	180,767
Write-off of property and equipment	—	52,635	—	224,621
Loss on sale of equipment	12,037	—	—	12,037
Non-cash interest expense	35,915	44,232	175,371	329,007
Equity in net loss of affiliate	—	—	—	213,736
Write-off of investment in affiliate	—	—	—	86,264
Changes in assets and liabilities
Prepaid expenses and other current assets	(250,554)	(265,502)	469,055	(696,399)
Other assets	(23,648)	30,000	—	(23,648)
Accounts payable	464,079	(274,750)	214,927	513,359
Accrued liabilities	(306,740)	224,660	515,013	1,032,482
Deferred revenue	—	(490,586)	490,586	—
Deferred rent	64,926	2,058,421	2,232,403	5,803,213
Other liabilities	—	—	58,175	58,175

Net cash used in operating activities	(19,886,973)	(18,758,301)	(16,814,340)	(85,697,559)

Cash flows from investing activities
Restricted cash	—	—	—	(609,700)
Purchase of available-for-sale securities	(13,447,147)	(36,787,726)	—	(93,634,236)
Proceeds from maturities of available-for-sale securities	35,550,000	10,000,000	9,515,036	84,725,924
Purchase of property, plant and equipment	(932,409)	(961,215)	(341,999)	(12,438,925)
Proceeds from disposal of property, plant, and equipment	75,000	—	—	75,000
Investment in an affiliate	—	—	—	(300,000)
Acquisition of bioMosaic Systems, Inc.	—	—	—	(4)

Net cash provided by (used in) investing activities	21,245,444	(27,748,941)	9,173,037	(22,181,941)

Cash flows from financing activities
Issuance of common stock	—	—	—	252,115
Proceeds from exercise of common stock options	1,615	6,115	3,590	132,471
Proceeds from common stock subscription	—	—	—	2,140
Proceeds from convertible notes payable	—	—	—	1,833,000
Repurchase of common stock	—	—	—	(17,356)
Issuance of convertible preferred stock, net	(4,423)	46,459,967	—	109,926,373
Proceeds from notes	211,836	903,575	5,428,146	9,128,407
Repayment of notes	(2,618,612)	(1,321,889)	(662,524)	(5,071,710)

Net cash provided by (used in) financing activities	(2,409,584)	46,047,768	4,769,212	116,185,440

Net increase (decrease) in cash and cash equivalents	(1,051,113)	(459,474)	(2,872,091)	8,305,940
Cash and cash equivalents at beginning of period	9,357,053	9,816,527	12,688,618	—

Cash and cash equivalents at end of period	$8,305,940	$9,357,053	$9,816,527	$8,305,940

Supplemental disclosure of noncash investing and financing activities
Issuance of common stock for stockholder note receivable	$—	$—	$—	$7,000
Conversion of promissory notes for Series B convertible preferred stock	—	—	—	1,833,000
Issuance of warrants	—	90,172	410,607	574,268
Convertible preferred stock issued in exchange for bioMosaic Systems, Inc.	—	—	—	4,285
Issuance of common stock in exchange for common stock subscription	—	—	—	2,140
Cash paid for interest	614,874	919,934	21,545	1,848,221
Reclassification of preferred stock warrants to liabilities upon adoption of FSP No. 150-5	410,607	—	—	410,607
The accompanying notes are an integral part of these consolidated financial statements.

Raven biotechnologies, inc.
(A development stage enterprise)
Notes to Consolidated Financial Statements
1.  The Company and Summary of Significant Accounting Policies
Raven biotechnologies, inc. (the “Company”) was incorporated in the state of Delaware on January 4, 1999 to develop monoclonal antibody products against a variety of cancers and discover new therapeutic agents by utilizing the Company’s expertise in cell biology and proprietary cell lines. The Company is in the developmental stage and since inception has devoted substantially all of its efforts to developing products, raising capital and recruiting personnel.
The accompanying financial statements have been prepared on a going concern basis that contemplates the realization of assets and discharge of liabilities in the normal course of business. The Company has incurred losses from continuing operations of approximately $23.1 million, $21.2 million, $22.1 million and $100.3 million, and used cash in operating activities of $19.9 million, $18.8 million, $16.8 million, and $85.7 million for the years ended December 31, 2006, 2005, 2004 and, cumulatively, for the period from January 4, 1999 (Date of Inception) to December 31, 2006, respectively and has been unable to generate positive cash flows from operations. These conditions raise substantial doubts about the Company’s ability to continue as a going concern.
The Company has been able to fund its operating losses to date primarily through the sale of preferred stock. The ability of the Company to manage its operating expenses to a level that can be financed by existing cash is critical to the Company’s ability to continue as a going concern. Management plans to grow cash flows from product revenue, manage expenses and obtain additional funds through the issuance of preferred stock to eventually achieve positive cash flows. If the Company does not achieve the anticipated cash flows, it may not be able to meet planned product release schedules and forecasted sales objectives. In such event, the Company will require additional financing to fund on-going and planned operations and may need to implement expense reduction measures. In the event the Company needs additional financing, there is no assurance that funds would be available to the Company or, if available, under terms that would be acceptable to the Company. The financial statements do not include any adjustments to reflect the possible liabilities that may result from the outcome of this uncertainty.
Basis of Presentation
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements include the Company’s accounts and those of its wholly owned subsidiary, bioMosaic Systems, Inc. (“bioMosaic”).
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.
Available-for-Sale Securities
The Company has classified its investments as “available-for-sale.” Such investments are carried at fair value and unrealized holding gains and losses are reported as a separate component of stockholders’ equity until realized. Realized gains and losses on sales of all such securities are reported in interest income and are computed using the specific identification cost method. At December 31, 2006 and 2005, available-for-sale securities of $9,105,755 and $30,997,319, respectively, consisted of government securities and commercial paper. At December 31, 2006 and 2005, the Company had unrealized gains (losses) of $3,637 and $(59,907), respectively, on its available-for-sale securities. The investments have original maturities greater than 90 days and less than one year.

Restricted Cash
Under the terms of the facility lease agreement, the Company is obligated to provide collateral to its landlord in the form of a letter of credit. At December 31, 2005, the letter of credit was collateralized by investments of $609,700, which has been classified as a noncurrent asset. This amount was classified as a current asset as of December 31, 2006 due to the termination of the facility lease effective March 2007 (Note 3).
Concentration of Credit Risk and Other Risks and Uncertainties
The Company maintains its cash and cash equivalents in accounts with two major financial institutions in the United States of America. Deposits in these banks may exceed the amounts of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents. The Company faces availability of funding and use of cash and cash management risks as it is still in the development stage.
Future products developed by the Company will require approvals from the Food and Drug Administration (“FDA”) or other international regulatory agencies prior to commercial sale. There can be no assurance the Company’s products will receive the necessary approvals. If the Company was denied approval or approval was delayed, it may have a material adverse impact on the Company.
Fair Value of Financial Instruments
For financial instruments consisting of cash and cash equivalents, prepaid expenses and other current assets, accounts payable and accrued liabilities included in the Company’s financial statements, the carrying amounts are reasonable estimates of fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of the notes approximate fair value. Estimated fair values for marketable securities, which are separately disclosed elsewhere, are based on quoted market prices for the same or similar instruments.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the term of the lease, if shorter. Maintenance and repairs are charged to operations as incurred. Upon disposal of assets, the costs and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations.
Impairment of Long-Lived Assets
The Company accounts for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company evaluates the carrying value of its long-lived assets, consisting primarily of property and equipment, whenever certain events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.
Revenue Recognition
Development, license and other nonrefundable up front payments received in connection with research collaboration agreements are deferred and recognized on a straight-line basis over the relevant periods specified in the agreements, generally the research term. Milestone payments are nonrefundable and recognized as revenue when earned, as evidenced by achievement of the specified milestones and the absence of on-going performance obligations.
Research and Development Expenditures
Research and development costs are charged to operations as incurred.

Income Taxes
The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.
Stock-Based Compensation
Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25 (“APB No. 25”), Accounting for Stock Issued to Employees, and complied with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation and SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure, an Amendment to FASB Statement No. 123. Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company’s stock and the exercise price of the option. The fair value of each option grant is estimated at the date of grant using the minimum value method. Employee stock-based compensation is amortized on a straight-line basis over the vesting period of the underlying options.
Effective January 1, 2006, the Company adopted the fair value provisions of SFAS No. 123R, Share-Based Payment (“SFAS No. 123R”), using the prospective transition method, which requires the measurement and recognition of compensation expense, using a fair-value based method, for all share-based payment awards granted, modified and settled to the Company’s employees and directors after January 1, 2006. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. For options granted prior to January 1, 2006, for which the requisite service period has not been performed, the Company will continue to recognize compensation expense on the remaining unvested awards under the intrinsic value method of APB No. 25. All option grants valued after January 1, 2006 will be expensed on a straight-line basis over the service period.
The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123 and Emerging Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services which require that such equity instruments are recorded at their fair value on the measurement date, which is typically the date of grant. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest.
Comprehensive Income (Loss)
Comprehensive income (loss) generally represents all changes in stockholders’ equity except those resulting from investments or contributions by stockholders. The Company’s unrealized gains (losses) on available-for-sale investments represent the only component of comprehensive income (loss) excluded from the Company’s net loss.
Accounting for Convertible Preferred Stock Warrants
The Company has determined that its convertible preferred stock warrants are subject to FASB Staff Position (“FSP”) No. 150-5, Issuer’s Accounting under FAS Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable. The FSP requires that freestanding warrants and similar instruments on shares that are redeemable should be accounted for as liabilities even though the underlying shares may be classified as equity. Accordingly, the fair value of the warrants, as determined on January 1, 2006, of $410,607 has been reclassified from additional paid-in capital to liabilities. The cumulative effect of change in accounting principle was determined to be immaterial. The fair value of warrants is calculated using the Black-Scholes valuation model at each reporting period, with changes recorded to the statement of operations.

Recent Accounting Pronouncements
In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN No. 48”). FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating what effects, if any, adoption of the provision of FIN No. 48 will have on its financial statements.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. The standard defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating what effects, if any, adoption of the provision of SFAS No. 157 will have on its financial statements.
In February 2007, the FASB issues SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating what effects, if any, adoption of the provision of SFAS No. 159 will have on its financial statements.
2.  Balance Sheet Components
Property and equipment consist of the following:

	December 31,
	2006	2005
Laboratory equipment	$3,389,519	$3,369,351
Computer equipment	394,120	318,759
Furniture and fixtures	527,001	507,973
Leasehold improvements	6,811,970	6,738,635
Construction in progress	517,464	—

	11,640,074	10,934,718
Less: Accumulated depreciation and amortization	(5,766,645)	(3,522,260)

	$5,873,429	$7,412,458

Depreciation and amortization expense for the years ended December 31, 2006, 2005, 2004 and for the period from January 4, 1999 (date of inception) to December 31, 2006 was $2,384,401, $1,131,049, $1,101,225 and $6,258,127, respectively.
Accrued liabilities consist of the following:

	December 31,
	2006	2005
Payroll and related expenses	$455,722	$464,844
Professional services related expenses	55,668	53,913
Construction in progress related expenditures	313,853	—
Other	207,239	820,465

	$1,032,482	$1,339,222

3.  Commitments and Contingencies
Contingencies
From time to time, the Company is involved in litigation relating to claims arising from the ordinary course of business. Management does not believe the final disposition of these matters will have a material adverse effect on the financial statements of the Company.
Indemnifications
In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves future claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.
Operating Lease
In May 2001, the Company entered into an agreement to lease its facilities, under an operating lease, which expires in February 2018. In addition to the base rent, the Company is responsible for certain expenses, including property taxes, insurance, landscaping, utilities, maintenance and repairs. The terms of the facility lease provide for escalating rental payments for which the Company recognizes rent expense on a straight-line basis over the life of the lease. In connection with the facility lease, the Company granted warrants to purchase 200,000, 50,000 and 100,000 shares of common stock in 2001, 2002 and 2004, respectively (Note 11).
In November 2006, the Company terminated the agreement for the operating lease with a cease use date of March 31, 2007 and concurrently entered into a new operating lease agreement for a different facility commencing on April 1, 2007. The terms of the new facility lease which expires February 2018 provide for escalating rental payments for which the Company recognizes rental expense on a straight-line basis over the life of the lease. As the transaction was accounted for as a modification to an existing lease, any existing deferred rent is being amortized over the life of the new lease. In conjunction with the lease termination, on December 31, 2006, the Company issued 17,012,589 shares of common stock with a fair value of $850,630 to the landlord as a penalty.
In March 2004, the Company entered into an agreement to sublease a portion of its current facilities to Receptor BioLogix, Inc., which expires in March 2007. The terms of the facility sublease provide for rental payments on a graduated scale to be received by the Company. In connection with the facility sublease agreement, a sublease deposit was received by the Company in the amount of $58,175. Sublease income received by the Company is recorded as an offset against rental expense for each respective lease period.
Future minimum facility lease payments are as follows:

Years Ending December 31,
2007	$2,232,375
2008	1,296,000
2009	1,333,800
2010	1,371,600
2011	1,414,800
2012 and thereafter	12,677,603

20,326,178
Less future sublease income in 2007	(116,799)

Net minimum future facility lease payments	$20,209,379

Rent expense for the years ended December 31, 2006, 2005, 2004 and for the period from January 4, 1999 (date of inception) to December 31, 2006 was $5,474,115, $5,509,678, $5,543,357 and $21,266,513, respectively. Rental income for the years ended December 31, 2006, 2005, 2004 and for the period from January 4, 1999 (date of inception) to December 31, 2006 was $457,855, $366,100, $244,536 and $1,068,491, respectively.
4.  Related Party Transactions
In May 2001, the Company entered into an agreement to lease its facilities under an operating lease, which expired January 31, 2003, from a company whose chief executive officer is also a member of the Company’s Board of Directors. The rent expense associated with this agreement for the years ended December 31, 2006, 2005, 2004 and for the period from January 4, 1999 (date of inception) to December 31, 2006 was $0, $0, $0 and $894,194, respectively.
5.  Investment in Affiliate
In October 2000, the Company made an investment of $300,000 in bioMosaic and assigned certain intellectual property rights in technology in exchange for 1,600,000 shares of the Series A Convertible Preferred Stock of bioMosaic. The Company accounted for its ownership in bioMosaic under the equity method. bioMosaic ceased operations as of November 2001 and, accordingly, the Company wrote-off its investment as of that date.
In December 2001, the Company acquired all outstanding common and preferred stock of bioMosaic for $4,289 consisting of cash $4.00 and 2,597 shares of the Company’s Series B Convertible Preferred Stock.
6.  Equipment Note
In October 1999, the Company entered into a financing agreement with a financial institution which provided for borrowings up to $400,000 through 2003 to purchase equipment. The Company fully utilized the borrowing limit of the financing agreement. In November 2002, this financial institution became a stockholder of the Company’s Series C Convertible Preferred Stock.
In October 2003, the Company entered into financing agreement with this related party, which provided for borrowings up to $3,500,000 through February 2007, as amended, to purchase equipment. At December 31, 2006, the Company had drawn $3,336,001 under the financing agreement. Borrowings under each of the agreements are repayable in 36 to 48 equal monthly installments. All payments represent both principal and interest and bear interest at 8% to 12% per annum. All borrowings under the financing agreements are collateralized by the related equipment. Aggregate future principle payments under the equipment notes are as follows:

Years Ending December 31,
2007	$600,616
2008	344,912
2009	220,016
2010	26,382

1,191,926
Less current portion	(600,616)

$591,310

In conjunction with each of the financing agreements, the Company issued a warrant to purchase 84,337 shares of common stock in 2003 (Note 11).

7.  Notes Payable
In October 2004, the Company entered into a loan and security agreement with a financial institution which provided for borrowings through June 2005 up to $10,000,000 to finance any corporate activities. At December 31, 2006, the Company has an outstanding balance of $2,717,999 on the note. The note payable bears interest rate equal to 13% per annum. The Company paid equal monthly interest payments of $50,000 until June 2005, and pays equal monthly principal and interest payments of $166,665 for remaining 36 months thereafter. The Company pledged all assets other than intellectual property as collateral under the agreement. The outstanding balance of principal payments are as follows:

Years Ending December 31,
2007	$1,754,096
2008	963,903

2,717,999
Less: unamortized discount	(8,317)

Note payable, at December 31, 2006	2,709,682
Less: current portion, net of discount	(1,748,729)

$960,953

In conjunction with the financing agreement, the Company issued a warrant to purchase convertible preferred stock (Note 10). The note payable discount represents the cost of the issued warrant and is being amortized to the interest expense over the term of the loan.
8.  Income Taxes
The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets are as follows:

	December 31,
	2006	2005
Net operating loss carryforwards	$36,493,000	$27,408,000
Research and development credit carryforwards	3,124,000	3,262,000
Other reserves and accruals	3,166,000	3,048,000

Gross deferred tax assets	42,783,000	33,718,000
Less: Valuation allowance	(42,783,000)	(33,718,000)

Net deferred tax assets	$—	$—

As of December 31, 2006, the Company had net operating loss carryforwards of approximately $92,138,000 and $88,553,000 available to reduce future taxable income, if any, for federal and state income tax purposes, respectively. The net operating loss carryforwards begin to expire between 2010 and 2020.
The Company has tax credits carryforwards of $1,645,000 and $1,721,000 for federal and state income tax purposes, respectively. The Federal tax credits expire in various amounts beginning in 2020 if not utilized. The state research credit can be carried forward indefinitely.
Utilization of the net operating loss carryforward may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of the net operating loss before utilization.

The Company believes, based on a number of factors, that the deferred tax assets may not be utilized. As such the Company has established a full valuation allowance to the extent of its deferred tax asset.
9.  Employee Benefit Plan
In April 2000, the Company adopted its 401(k) Retirement Plan (the “401(k) Plan”) which covers substantially all employees. Eligible employees may make salary deferral (before tax) contributions up to a specified maximum. The Company, at its discretion, may make additional matching contributions on behalf of the participants in the 401(k) Plan. To date, the Company has not made any contributions to the 401(k) Plan.
10.  Convertible Preferred Stock
Under the Company’s Certificate of Incorporation, the Company’s convertible preferred stock is issuable in series. As of December 31, 2006, the Company’s convertible preferred stock consisted of the following:

		Number of	Number of		Proceeds, net
	Price per	Shares	Shares	Liquidation	of Issuance
	Share	Authorized	Outstanding	Value	Costs
Series A	$1.0000	2,305,000	2,305,000	$4,610,000	$2,272,129
Series B	$1.6500	12,420,760	12,420,760	40,988,508	20,389,160
Series C	$0.8300	51,638,254	51,638,254	85,719,502	42,646,825
Series D	$0.2939	166,470,593	164,599,208	96,751,414	46,455,544

		232,834,607	230,963,222	$228,069,424	$111,763,658

As of December 31, 2005, the Company’s convertible preferred stock consisted of the following:

		Number of	Number of		Proceeds, net
	Price per	Shares	Shares	Liquidation	of Issuance
	Share	Authorized	Outstanding	Value	Costs
Series A	$1.0000	2,305,000	2,305,000	$4,610,000	$2,272,129
Series B	$1.6500	12,420,760	12,420,760	40,988,508	20,389,160
Series C	$0.8300	51,638,254	51,638,254	85,719,502	42,646,825
Series D	$0.2939	166,470,593	164,599,208	96,751,414	46,459,967

		232,834,607	230,963,222	$228,069,424	$111,768,081

The rights, preferences and privileges of convertible preferred stockholders are as follows:
Voting
Each share of Series A, Series B, Series C and Series D Convertible Preferred Stock is entitled to the number of votes equal to the number of shares of common stock issuable upon conversion of each Series A, Series B, Series C and Series D share. The holders of common stock are entitled to elect two members of the Board of Directors. The holders of Series A and Series B Convertible Preferred Stock, voting together as a single class, are entitled to elect one member of the Board of Directors provided that at least 7,362,880 shares of Series A and Series B Convertible Preferred Stock remain outstanding. The holders of Series C Convertible Preferred Stock are entitled to elect one member of the Board of Directors so long as at least 1,000,000 shares of Series C Convertible Preferred Stock remain outstanding. Should at least 2,000,000 shares of Series C Convertible Preferred Stock remain outstanding, then such Series C Convertible Preferred Stockholders shall be entitled to elect two members of the Board of Directors. The holders of Series D Convertible Preferred Stock are entitled to elect one member of the Board of Directors so long as at least 3,000,000 shares of Series D Convertible Preferred Stock remain outstanding. The remaining directors shall be elected by the holders of common stock and convertible preferred stock, voting together as a single class.

Dividends
Holders of Series A, Series B, Series C and Series D Convertible Preferred Stock are entitled to receive, out of legally available funds, noncumulative dividends at the annual rate of $0.10, $0.165, $0.083 and $0.02939 per share, respectively (as adjusted for any stock dividends, combinations or splits), when and if declared by the Board of Directors. Series A, Series B, and Series C, and Series D Convertible Preferred Stockholders are entitled to payment in preference and priority to the payment of dividends on common stock. Holders of convertible preferred stock are entitled to receive any additional dividend payments pro rata with holders of common stock on an as-converted basis. No dividends on convertible preferred stock have been declared by the Board of Directors through December 31, 2006.
Liquidation
Preferential distributions of any assets available for distribution to stockholders shall be made to the preferred stockholders of the Company when any of the following events occur: (i) liquidation, dissolution, or winding up the Company, either voluntary or involuntary; (ii) the sale, license, encumbrance or disposal of substantially all of the Company’s assets; (iii) any acquisition of the Company by another entity, including consolidation, corporate reorganizations or merger or (iv) any other transaction whereby 50% or more of the outstanding voting power is transferred.
Such distributions to stockholders shall be made in the following priority: (i) each holder of Series D Convertible Preferred Stock is entitled to receive, prior to payment to other classes or series of capital stock, $0.5878 per share, plus all declared but unpaid dividends on Series D Convertible Preferred Stock; otherwise, if sufficient funds are unavailable, the entire assets and funds of the Company which were legally available for distribution shall be distributed ratably based on the total preferential amount due each Series D stockholder; (ii) after payment has been made to the holders of Series D Convertible Preferred Stock, each holder of Series C Convertible Preferred Stock is entitled to receive $0.83 per share, plus an amount equal to all declared but unpaid dividends on Series C Convertible Preferred Stock; otherwise, if sufficient funds are unavailable, the entire remaining assets and funds of the Company which are legally available for distribution shall be distributed ratably based on the total preferential amount due each Series C stockholder; (iii) after the above described payment has been made to the holders of the Series C Convertible Preferred Stock, each holder of Series A, Series B, and Series C Convertible Preferred Stock is entitled to receive $2.00 per share, $3.30 per share, and $0.83 per share, respectively, plus, in the case of the Series A and Series B Convertible Preferred Stock, an amount equal to all declared but unpaid dividends on such Series A and Series B Convertible Preferred Stock: otherwise, if sufficient funds are unavailable, the entire remaining assets and funds of the Company which are legally available for distribution shall be distributed ratably based on the total preferential amount due each preferred stockholder; (iv) any remaining assets of the Company shall be distributed ratably among the holders of common stock, and Series D Convertible Preferred Stock on a as-converted basis.
Conversion
Each share of convertible preferred stock, at the option of the holder, is convertible into the number of fully paid and nonassessable shares of common stock which results from dividing the original Series A, Series B, Series C and Series D Convertible Preferred Stock issuance price ($1.00, $1.65, $0.83 and $0.2939, respectively) by the conversion price in effect at the time of the conversion, subject to antidilution adjustments. The initial conversion price of the Series A, Series B, Series C and Series D Convertible Preferred Stock is $0.50, $0.57, $0.2939 and $0.2939 per share, respectively and is subject to anti-dilution protection provisions, broad-based weighted average in the case of Series A and Series B convertible stock and full ratchet provisions in the case of Series C and Series D Convertible Preferred Stock.
Conversion of the convertible preferred stock is automatic at its then effective conversion price upon the earlier of two events: (i) the closing of a firm commitment underwritten public offering based on an effective registration statement under the Securities Act of 1933 for the issuance of common stock, where the aggregate gross proceeds raised from the offering exceed $30,000,000 prior to underwriting discounts, commissions and expense with a pre-offering market capitalization of $150,000,000 or more; or (ii) an affirmative vote or written consent from Series A, Series B and Series C Convertible Preferred Stockholders representing at least 66-2/3% of the then outstanding shares of convertible preferred stock and 78.6% of outstanding shares of Series D Convertible Preferred Stock.

Warrants to Purchase Convertible Preferred Stock
In connection with the loan and security agreement in October 2004 (Note 7), the Company issued a warrant to purchase convertible preferred stock. Based on the terms of the warrant agreement, this warrant was initially exercisable into 662,651 shares of Series C Convertible Preferred Stock at $0.83 per share, however, subsequent to the issuance of Series D Convertible Preferred Stock in 2005 (next round) at $0.2939 per share, the warrant became exercisable for 1,871,385 shares of Series D Convertible Preferred Stock. The warrant was immediately exercisable and expires on June 30, 2012. Upon a liquidation event, as defined in the agreement, the warrant will be converted into a warrant to purchase common stock. The allocated fair value of the warrant at the time of issuance was $410,607 and it was recorded as a loan discount and amortized over the period of the loan. The Black-Scholes pricing model was used to determine the fair value with the following assumptions: risk free rate of 4.05%, contractual life of 7.5 years, dividend yield of 0% and expected volatility of 70%. As of December 31, 2006, the warrant remains unexercised.
The fair value of the warrant outstanding is classified as a liability and is revalued on each reporting period with the resulting gains and losses recorded in other income or expense. The change in carrying value of the warrant resulted in a gain of $73,136 for the year ended December 31, 2006.
11.  Stockholders’ Deficit
Common Stock
At December 31, 2006, the Company has reserved sufficient shares of common stock for issuance upon conversion of preferred stock and exercise of stock options. Common stockholders are entitled to dividends as and when declared by the Board of Directors subject to the prior rights of the convertible preferred stockholders. The holder of each share of common stock is entitled to one vote. As of December 31, 2006, no dividends have been declared.
In January 1999, the Company entered into stock agreements with selected individuals whereby common stock was issued subject to the Company’s right of repurchase. In general, for employee common stock awards, the shares vest monthly over a four-year period. For nonemployee stock awards, the terms are determined on an individual basis, ranging from immediate vesting to monthly vesting over a one to two-year period. At December 31, 2006 and 2005, no outstanding shares of common stock were subject to the Company’s right of repurchase.
Warrants to Purchase Common Stock
Since inception, the Company has issued warrants to purchase common stock that are still outstanding at December 31, 2006 as follows:

	Shares
Issuance	Underlying	Exercise	Expiration
Date	Warrant	Price	Date
November 2001	200,000	$3.0000	later of November 2008 or 5 years after IPO date
September 2002	50,000	$1.6500	later of September 2009 or 5 years after IPO date
October 2003	84,337	$0.8300	October 2010
March 2004	100,000	$0.8300	later of March 2011 or 5 years after IPO date
October 2005	1,921,449	$0.0882	October 2010
In each case the issued warrants are exercisable immediately. As of December 31, 2006 all of the warrants remain unexercised.

In connection with the Series D financing in October 2005, the Company issued a warrant to purchase 1,921,449 common shares at $0.0882 per share. The warrant is immediately exercisable and expires on October 6, 2010. The allocated fair value of the warrant was estimated to be $90,172 at the time of issuance and was recorded as an issuance cost for the Series D Convertible Preferred Stock. The Black-Scholes pricing model was used to determine the fair value with the following assumptions: risk free interest rate of 4.08%, contractual life of five years, dividend yield of 0%, and expected volatility of 65%.
12. Stock Option Plan
In March 2000, the Company adopted the 2000 Stock Option Plan (the “Plan”). The Plan provides for the granting of stock options and stock purchase rights to employees, directors and consultants of the Company. Options granted under the Plan may be either incentive stock options (“ISO”) or nonqualified stock options (“NSO”). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs and stock purchase rights may be granted to Company employees, consultants, and other advisors. The Company has reserved shares of common stock for issuance under the Plan.
Options under the Plan may be granted at prices not less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. Options must become exercisable at a rate of not less than 20% per year over five years from the date of grant, except for options granted to officers, directors and consultants. The term of the options is no longer than five years for an ISO for which the grantee owns greater than 10% of the voting power of all classes of stock and no longer than ten years for all other options.

The following table summarizes activity under the Plan since inception:

	Outstanding Options
	Shares		Weighted
	Available		Average
	for	Number	Exercise
	Grant	of Shares	Price
Shares reserved at Plan inception	2,244,000
Options granted	(1,013,375)	1,013,375	$0.100
Options exercised	—	(906,875)	$0.100

Balances, December 31, 2000	1,230,625	106,500	$0.100

Additional shares reserved	2,500,000
Options granted	(1,051,900)	1,051,900	$0.165
Options exercised	—	(2,000)	$0.165
Options cancelled	3,229	(3,229)	$0.100

Balances, December 31, 2001	2,681,954	1,153,171	$0.120

Additional shares reserved	1,807,229
Options granted	(1,544,864)	1,544,864	$0.165
Options exercised	—	(84,340)	$0.165
Options cancelled	192,667	(192,667)	$0.165

Balances, December 31, 2002	3,136,986	2,421,028	$0.145

Additional shares reserved	5,000,000
Options granted	(6,002,100)	6,002,100	$0.083
Options exercised	—	(113,152)	$0.163
Options cancelled	125,626	(125,626)	$0.165

Balances, December 31, 2003	2,260,512	8,184,350	$0.108

Options granted	(1,216,750)	1,216,750	$0.104
Options exercised	—	(24,218)	$0.148
Options cancelled	109,366	(109,366)	$0.115

Balances, December 31, 2004	1,153,128	9,267,516	$0.104

Additional shares reserved	38,779,881
Options granted	(1,451,175)	1,451,175	$0.033
Options exercised	—	(73,672)	$0.083
Options cancelled	106,003	(106,003)	$0.083

Balances, December 31, 2005	38,587,837	10,539,016	$0.126

Options granted	(35,692,500)	35,692,500	$0.030
Options exercised	—	(31,354)	$0.051
Options cancelled	335,146	(335,146)	$0.045

Balances, December 31, 2006	3,230,483	45,865,016	$0.052

The options outstanding and exercisable by exercise price at December 31, 2006 are as follows:

Options Outstanding
		Weighted
		Average		Weighted
		Remaining		Average
Exercise	Number	Contractual	Options	Exercise
Price	Outstanding	Life (in Years)	Exercisable	Price
$0.100	97,000	3.47	97,000	$0.100
$0.165	1,998,166	5.06	1,998,166	$0.165
$0.083	7,009,850	6.67	6,081,862	$0.083
$0.030	36,760,000	9.24	7,613,943	$0.030

	45,865,016	8.66	15,790,971	$0.044

As of December 31, 2005 and 2004, 6,437,966 and 3,901,159 of the outstanding options were exercisable at a weighted average exercise price of $0.126 and $0.14 per share, respectively.
Stock-Based Compensation
During the year ended December 31, 2006, the Company granted stock options to employees to purchase 35,692,500 shares of common stock with a weighted-average grant date fair value of $0.02 per share. Stock-based compensation expense recognized during the year ended December 31, 2006 includes compensation expense for stock-based compensation awards granted to employees based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R of $180,767. The total fair value of employee shares vested during the year ended December 31, 2006 was $68,893. As of December 31, 2006, there were total unrecognized compensation costs of $530,795 related to these options. These costs are expected to be recognized over a period of approximately four years.
The Company estimated the fair value of stock options using the Black-Scholes option valuation model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of employee stock options was estimated using the following weighted-average assumptions:

Expected term	6 years
Expected volatility	68%
Risk-free interest rate	4.6% — 5.1%
Dividend yield	0%
The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding and is based on the options vesting term and contractual terms as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The expected stock price volatility assumptions for the Company’s stock options were determined by examining the historical volatilities for industry peers, as the Company did not have any trading history for the Company’s common stock. The Company will continue to analyze the historical stock price volatility and expected term assumption as more historical data for the Company’s common stock becomes available. The risk-free interest rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the Company’s stock options. The expected dividend assumption is based on the Company’s history and expectation of dividend payouts.
In addition, SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
13. Subsequent Event
In July 2007, the Company signed a nonbinding letter of intent regarding the merger of the Company and a third party. The transaction is subject to the Company’s Board of Directors’ approval.

ANNEX C
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed combined financial statements give effect to the proposed merger between VaxGen and Raven. For accounting purposes, VaxGen is considered to be acquiring Raven in this merger. Accordingly, the purchase price is allocated among the fair values of the assets and liabilities of Raven while the historical results of VaxGen are reflected in the results of the combined company. The acquisition will be accounted for as an acquisition of assets as the operations of Raven do not meet the definition of a business as defined in Emerging Issues Task Force Issue No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. Assets acquired and liabilities assumed are recorded at their estimated fair values. In accordance with paragraph 9 of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, to the extent that the value of the merger consideration, including certain acquisition and closing costs, exceeds the fair value of the net assets acquired, such excess will be allocated amongst the relative fair values of the assets acquired and no goodwill will be recorded. Amounts allocated to identifiable intangible assets will be amortized over their estimated useful lives. Amounts allocated to purchased research and development will be expensed immediately.
     For purposes of these unaudited pro forma condensed combined financial statements, management has made a preliminary allocation of the estimated purchase price to the tangible and intangible assets acquired and liabilities assumed based on various preliminary estimates of their fair value, as described in Note 2 to these unaudited pro forma condensed combined financial statements. A final determination of these estimated fair values, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of Raven that exist as of the date of completion of the merger. The actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements. In addition to the receipt of the final valuation, the impact of future integration activities, the timing of completion of the merger and other changes in Raven’s net tangible and intangible assets that occur prior to completion of the merger could cause material differences in the information presented.
     The unaudited pro forma condensed combined financial statements presented below are based upon the historical financial statements of VaxGen and Raven, adjusted to give effect to the acquisition of Raven by VaxGen for accounting purposes. The pro forma adjustments are described in the accompanying notes presented on the following pages.
     The unaudited pro forma condensed combined balance sheet as of September 30, 2007 gives effect to the proposed transaction as if it occurred on September 30, 2007 and combines the historical unaudited balance sheets of Raven and VaxGen as of September 30, 2007. The VaxGen balance sheet information was derived from its unaudited condensed consolidated balance sheet as of September 30, 2007, incorporated by reference. The Raven balance sheet information was derived from its unaudited condensed consolidated balance sheet for the period ended September 30, 2007, included herein as Annex A.
     The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2006 and the nine months ended September 30, 2007 are presented as if the merger was consummated on January 1, 2006 and combine the historical results of VaxGen and Raven for both the year ended December 31, 2006 and the nine months ended September 30, 2007. The historical results of VaxGen were derived from its statements of operations for the year ended December 31, 2006 and the unaudited statements of operations for the nine months ended September 30, 2007, incorporated by reference. The historical results of Raven were derived from its statements of operations for the year ended December 31, 2006 and the unaudited statements of operations for the nine months ended September 30, 2007, included herein in Annex B and Annex A, respectively.
     The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had VaxGen and Raven been a combined company during the specified periods. The pro forma adjustments are based on the preliminary information available at the time of the preparation of this document. The unaudited pro forma condensed combined financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical financial statements of VaxGen, incorporated by reference, for the period ended September 30, 2007 and the historical consolidated financial statements of Raven for the year ended December 31, 2006 and the period ended September 30, 2007.

Unaudited Pro Forma Condensed Combined Balance Sheets
As of September 30, 2007
(In thousands)

	VaxGen	Raven	Pro Forma		Pro Forma
	Historical	Historical	Adjustments		Combined
	($)	($)	($)		($)
ASSETS
Current assets:
Cash and cash equivalents	$56,610	$4,336			$60,946
Investment securities	20,710	—			20,710
Prepaid expenses and other current assets	2,078	574			2,652

Total current assets	79,398	4,910			84,308

Property and equipment	23,678	4,030			27,708
Restricted cash	3,030	110			3,140
Intangible assets	—	—	$5,990	A	5,990
Other assets	1,717	19			1,736

Total assets	$107,823	$9,069	$5,990		$122,882

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:

Accounts payable	$2,363	$514			$2,877
Accrued and other current liabilities	2,604	1,909	$2,925	B	7,438
Derivative liability	4,377	—			4,377
Current portion of debt	—	1,813			1,813

Total current liabilities	9,344	4,236	2,925		16,505

Non-current debt	30,589	399			30,988
Deferred rent and other liabilities	4,656	8,734	(8,447)	C	4,943

Total liabilities	44,589	13,369	(5,522)		52,436

Convertible preferred stock	—	111,837	(111,837)	D	—

Stockholders’ equity (deficit):
Common stock	331	22	(22)	E	651
			320	F
Additional paid-in capital	301,111	1,531	(1,531)	E	328,224
			27,113	F
Accumulated deficit	(238,212)	(117,690)	117,690	E	(258,432)
			(20,220)	A

Accumulated other comprehensive income	4	—			4

Total stockholders’ equity (deficit)	63,234	(116,137)	123,349		70,446

Total liabilities and stockholders’ equity (deficit)	$107,823	$9,069	$5,990		$122,882

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2006
(In thousands, except per share amounts)

	VaxGen		Pro Forma		Pro Forma
	Historical	Raven Historical	Adjustments		Combined
	($)	($)	($)		($)
Total Revenues	$14,836	$—	$—		$14,836

Operating expenses:
Research and development	49,001	16,765	314	H	66,080
General and administrative	27,683	7,043	186	H	34,912

Total operating expenses	76,684	23,808	500		100,992
Other income, net	100,650	730			101,380

Income (loss) before taxes	38,802	(23,078)	(500)		15,224
Income taxes	1,210	—			1,210

Net income (loss)	$37,592	$(23,078)	$(500)		$14,014

Net income per common share:
Basic	$1.15				$0.22

Diluted	$1.15				$0.22

Weighted averaged shares used to compute net income per common share:

Basic	32,723		31,962	J	64,685

Diluted	32,797		31,962	J	64,759

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2007
(In thousands, except per share amounts)

	VaxGen		Pro Forma		Pro Forma
	Historical	Raven Historical	Adjustments		Combined
	($)	($)	($)		($)
Total Revenues	$4,798	$563			$5,361

Operating expenses:
Research and development	16,050	12,353	$235	H	28,638
General and administrative	16,778	5,969	532	G	22,875
			(543)	I
			140	H

Restructuring	5,374	0			5,374

Total operating expenses	38,202	18,322	363		56,887
Other income (expense), net	5,690	349	—		6,039

Net loss	$(27,714)	$(17,410)	$(363)		$(45,487)

Net loss per common share:
Basic	$(0.84)		$(0.01)		$(0.70)

Diluted	$(0.84)		$(0.01)		$(0.70)

Weighted averaged shares used to compute net loss per common share:

Basic	33,107		31,962	J	65,069

Diluted	33,107		31,962	J	65,069

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
1. Basis of Presentation
     On November 12, 2007, VaxGen, Inc., or VaxGen, entered into an Agreement and Plan of Merger, or Merger Agreement, with Raven biotechnologies, inc., or Raven, and two wholly-owned subsidiaries of VaxGen, TLW Merger Sub, Inc., or Merger Sub I, and TLW, LLC, Merger Sub II. Upon the terms and subject to the conditions set forth in the Merger Agreement, VaxGen will issue, and holders of Raven Series D preferred stock will receive shares of common stock of VaxGen, such that following the consummation of the transactions contemplated by the Merger Agreement, current stockholders of VaxGen will own approximately 50.9% of the combined company and current Raven Series D preferred stockholders will own approximately 49.1% of the combined company. The merger is intended to qualify as a tax-free reorganization under the provisions of Section 368(a) of the Code. The merger is subject to customary closing conditions, including approval by VaxGen stockholders.
     Because VaxGen stockholders will own approximately 50.9% of the voting stock of the combined company after the merger and have four out of seven Board seats, VaxGen is deemed to be the acquiring company for accounting purposes in accordance with accounting principles generally accepted in the United States. Accordingly, the assets and liabilities of Raven will be recorded as of the merger closing date at their estimated fair values.
     Certain reclassifications have been made to previously reported line items in order to present condensed financial statements on a consistent basis for VaxGen and Raven.
2. Purchase Price
     At the closing date of the merger, all outstanding shares of Raven capital stock will automatically be canceled and holders of outstanding shares of Raven Series D preferred stock will receive 0.171284 shares of VaxGen common stock for each share for Raven Series D preferred stock.
     The number of shares of VaxGen common stock that Raven Series D preferred stockholders will receive in the transaction will be appropriately adjusted for any stock splits, reverse splits, stock dividends or distributions, reorganizations, recapitalizations and other similar events that occur between the date of the Merger Agreement and the completion of the transaction and for any change in the number of shares of Series D preferred stock outstanding as of immediately prior to the closing date. Additionally, the number of shares of VaxGen common stock to be issued in exchange for shares of Raven Series D preferred stock will be increased if at a time no later than two weeks prior to the closing date, the actual balance of cash, cash equivalents and marketable securities held by VaxGen falls below $64 million. However, any increase will be limited such that the Raven Series D preferred stockholders do not receive more than 49.99% of the fully-diluted shares of the combined company. The number of shares VaxGen common stock to be issued in the merger shall be decreased if immediately prior to the closing date, the fees, expenses, liabilities and obligations incurred by Raven in connection with the merger exceeds the amount of cash held by Raven (excluding cash provided under bridge loans made by VaxGen to Raven); or if, at a time three days after the VaxGen stockholders meeting at which the merger is approved, Raven has not received the full amount of the total commitments under the note purchase agreement between Raven and certain of its stockholders, dated November 12, 2007. The decrease in the number of shares of VaxGen common stock to be issued in the merger will result in the Raven Series D preferred stockholders receiving 13.4 million shares of VaxGen common stock, or 30% of the fully-diluted shares of the combined company.
     For preliminary purchase accounting purposes, it is estimated that Raven Series D preferred stockholders will receive an aggregate 31,961,528 shares of VaxGen common stock. The fair value of the VaxGen common stock used in determining the preliminary purchase price was $0.86 per share based upon its average closing price from the three trading days before through three trading days after November 12, 2007, the date of the public announcement of the merger.
     The estimated purchase price is preliminary because the proposed merger has not yet been completed. The actual purchase price may change based upon any changes in the number of shares issued, changes in the fair value of VaxGen’s common stock and VaxGen’s final costs to complete the merger.
The preliminary estimated total purchase price of the proposed transaction is as follows (in thousands):

Fair value of VaxGen common stock	$27,433
Estimated external transaction costs incurred by VaxGen	2,925

Total preliminary estimated purchase price	$30,358

     The preliminary allocation of the total purchase price to the acquired tangible and intangible assets and assumed liabilities of Raven based on their estimated fair values as of the merger closing date is as follows (in thousands):

Fair value of net tangible assets acquired	$4,147
Intangible asset — assembled work force	2,000
Intangible asset — favorable lease	3,990
In-process research and development, to be expensed immediately	20,221

Total preliminary consideration	$30,358

     The allocation of the estimated purchase price is preliminary because the proposed merger and a valuation of Raven’s assets and liabilities have not yet been completed. The purchase price allocation may be revised when VaxGen completes its valuation of significant identifiable intangible assets acquired and determines the fair values of other assets acquired and liabilities assumed. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the merger and will be based on the fair values of the assets acquired and liabilities assumed as of the merger closing date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.
     A significant amount of the preliminary purchase price allocated to intangible assets has been allocated to in-process research and development, or IPR&D. The Raven IPR&D consists of the following:
•	RAV12 is a high affinity chimeric MAb directed to a novel glycotope, or sugar component associated with a protein. Its mechanisms of action are complex and potentially unique. RAV12 has been shown to kill tumor cells in culture via oncosis, a cytotoxic mechanism distinct from that of other anti-cancer compounds currently on the market. It is also engineered to facilitate antibody-guided cell killing by cells of the immune system or blood components. RAV12 is in Phase 1-2a testing in humans;

•	RAV17 is mouse MAb, TES7, being humanized for use in the clinic. It is directed against the human cancer antigen, B7H3, which is a member of the B7 super-family of immunoregulatory proteins. The antibody TES7 apparently only recognizes an unusual form of the B7 family. B7H3 has been shown to be expressed on prostate cancer and represents an independent predictor of cancer progression;

•	RAV18 is a humanized MAb derived from the murine parent antibody, KID24. It is directed against the human cancer antigen, ADAM9. ADAM9 is a member of the membrane-associated protease and disintegrin family of proteins;

•	Cancer Stem Cells - The notion that tumors are populated by a small number of cancer stem cells which are capable of infinite self-renewal, tumor cell repopulation and differentiation, are responsible for metastatic spread is gaining acceptance. Raven scientists have devised methods for capturing this important population of cells in tissue culture;

•	A number of additional MAbs have passed Raven’s initial screens and appear to be reasonable candidates for development. These include: RAV14, a chimeric MAb derived from the murine parent MAb, LUCA38; and RAV15, a chimeric MAb derived from the mouse parent MAb, KID31; and

•	More than 200 additional antibodies are in various stages of characterization, antigen identification, evaluation of in vitro activity, and/or evaluation of in vivo activity.
     The final fair value of the IPR&D will be determined utilizing the income approach, assuming that the rights to the IPR&D will be sub-licensed to third parties in exchange for certain up-front, milestone and royalty payments, and the combined company will have no further involvement in the ongoing development and commercialization of the projects. Under the income approach, the expected future net cash flows from sub-licensing for each IPR&D project are estimated, risk-adjusted to reflect the risks inherent in the development process and discounted to their net present value. Significant factors to be considered in the calculation of the discount rate are the weighted-average cost of capital and return on assets. Management will select discount rates which are consistent with the projects’ stage of development and the uncertainties in the estimates described above. Because the acquired IPR&D projects are in the early stages of the development cycle, the amount allocated to IPR&D will be recorded as an expense immediately upon completion of the merger.

     Between signing and closing, VaxGen will provide Raven with a bridge loan of up to $6.0 million to fund ongoing operations and to support advancement of Raven’s pipeline prior to the transaction’s closing. All principal and accrued interest due under the VaxGen loan is repayable in full in the event the transaction does not close. Upon closing, funds borrowed under this bridge loan will be included in the final purchase price. As of December 19, 2007, $1.3 million has been funded under this loan.
     Between signing and closing, Raven will receive a second bridge loan of up to $3.8 million from the holders of Raven Series D preferred stock to fund operating and transaction-related expenses. All principal and accrued interest due under the loan from the holders of Raven Series D preferred stock will automatically convert into shares of Series D preferred stock immediately prior to the closing of the merger and is reflected in the purchase price. As of December 19, 2007, $1.8 million has been funded under this loan.
     At the effective time of the merger, each outstanding warrant granted by Raven to purchase shares of Raven Series D preferred stock will be converted into a warrant to acquire approximately 321,000 shares of VaxGen common stock having the same terms and conditions as the Raven warrant had before the effective time. The number of shares that the new VaxGen warrant will be exercisable for and the exercise price of the new VaxGen warrant will reflect the Exchange Ratio in the merger. The $0.3 million fair value of the Raven warrant is reflected in their September 30, 2007 balance sheet and this fair value approximates the estimated fair value of the new warrant to be issued in the merger as of that date; accordingly, by being included in Raven’s September 30, 2007 balance sheet, the new warrant is reflected as part of the preliminary purchase price as of September 30, 2007 without the need for a pro forma adjustment. The fair value of the warrants was determined using the Black-Scholes option pricing model assuming a market price of $1.16 per share, an exercise price of $1.72 per share, an expected life of 4.6 years, risk free interest rate of 4%, and volatility of 70%.
3. Pro Forma Adjustments
A.	To reflect the estimated fair value of in-process research and development ($20.2 million), a favorable lease obligation ($4.0 million) and an assembled workforce ($2.0 million) acquired in the merger. Because the in-process research and development charge is directly attributable to the merger and will not have a continuing impact, it is not reflected in the pro forma statement of operations. However, this item will be recorded as an expense immediately following the completion of the merger and therefore is reflected in the pro forma balance sheet as an increase to accumulated deficit.

B.	To record VaxGen’s $2.9 million of estimated external cash transaction expenses (see Note 2).

C.	To reverse Raven’s $8.4 million of previously recorded deferred rent due to the favorable remaining terms.

D.	To eliminate Raven’s $111.8 million of convertible preferred stock. The preferred stock will be converted to Raven common stock, and then VaxGen common stock in the merger.

E.	To eliminate Raven’s stockholders’ equity balances consisting of $22,000 of common stock, $1.5 million of additional paid-in capital and $117.7 million of accumulated deficit.

F.	To record $0.01 par value ($0.3 million) and additional paid-in capital ($27.1 million) for 32.0 million non-contingent shares of VaxGen common stock to be issued in merger. Additional paid-in capital is based upon estimated fair value of VaxGen common stock of $0.86 per share, less par value.

G.	To record $0.5 million of estimated preliminary amortization for favorable lease from the April 1, 2007 lease date to September 30, 2007.

H.	To record amortization of acquired work force on a useful life of four years assigned to this asset at the date of acquisition.

I.	To reverse $0.5 million of related nonrecurring transaction expenses recorded by Raven in 2007 prior to September 30.

J.	Shares of VaxGen common stock to be issued in merger.